Filed pursuant to Rule 424(b)(3)
File No. 333-113854

Prospectus and Proxy Statement
Special Meeting of Shareholders of
Midwest Guaranty Bancorp, Inc.

In Connection with an Offering of up to
1,200,000 Shares of Common Stock of
Independent Bank Corporation

Dear Shareholder of Midwest Guaranty Bancorp, Inc.:

        You are cordially invited to attend a special meeting of shareholders of Midwest Guaranty Bancorp, Inc., to be held on May 18, 2004, at 10:00 a.m., local time, at 201 West Big Beaver Road, Suite 190, Columbia Center Conference Room, Troy, Michigan 48098. At this special meeting, you will be asked to approve the acquisition of Midwest Guaranty Bancorp, Inc. (which we refer to in this document as “Midwest”) by Independent Bank Corporation (which we refer to in this document as “IBC”). The acquisition will be accomplished through the merger of Midwest into IBC.

        If the merger is completed as proposed, Midwest will merge with IBC. Subject to certain possible adjustments, each share of Midwest common stock will be converted into the right to receive total consideration of $43.456, consisting of $17.3824 in cash and shares of IBC common stock valued at $26.0736. The actual number of shares of IBC common stock that each Midwest shareholder will receive will depend on the average closing price of IBC common stock during a period prior to the closing of the merger. For example, if the average closing price of IBC common stock is $27.50 (which was the closing price the day the parties agreed to the merger), you would receive .9481 of a share of IBC common stock for each share of Midwest common stock you own. As another example, if the average closing price of IBC common stock is $27.66 (which was the closing price on April 1, 2004), you would receive .9426 of a share of IBC common stock for each share of Midwest common stock you own. IBC’s common stock is listed under the symbol “IBCP” on the Nasdaq National Market System. Midwest’s common stock is not traded on any established trading market.

        Alex Sheshunoff & Co. Investment Banking L.P., Midwest’s financial advisor, has furnished the Board of Directors of Midwest with its written opinion that the terms of the merger are fair from a financial point of view.

        Your vote is very important. IBC and Midwest cannot complete the merger unless, among other things, Midwest’s shareholders approve the merger. Midwest’s Board of Directors has approved the merger and recommends that you vote “FOR” approval of the merger. Please review and consider this prospectus and proxy statement carefully.

        It is important that your shares are represented at the meeting, whether or not you plan to attend. Abstention or failure to vote will have the same effect as a vote against the merger. Accordingly, please complete, date, sign, and return promptly your proxy card in the enclosed envelope. You may attend the meeting and vote your shares in person if you wish, even if you have previously returned your proxy.

Sincerely, /s/ Clarke B. Maxson Clarke B. Maxson President and CEO of Midwest Guaranty Bancorp, Inc.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus and proxy statement is accurate or adequate. Any representation to the contrary is a criminal offense. IBC common stock is not a savings account, deposit, or other obligation of any bank or nonbank subsidiary of IBC and is not insured by the Federal Deposit Insurance Corporation (FDIC) or any other governmental agency. IBC common stock is subject to investment risks, including possible loss of value.

This prospectus and proxy statement is dated April 16, 2004, and is first being mailed to shareholders on or about April 16, 2004.

Table of Contents

QUESTIONS AND ANSWERS ABOUT THE MERGER	3
SUMMARY	5
The Companies	5
The Merger	5
SELECTED HISTORICAL FINANCIAL INFORMATION (UNAUDITED)	8
Summary SELECTED PRO FORMA Combined Data (UNAUDITED)	9
CAPITAL RATIOS	10
COMPARATIVE PER SHARE DATA (UNAUDITED)	11
SPECIAL MEETING OF MIDWEST SHAREHOLDERS	12
Date, Time, and Place of the Special Meeting	12
Purpose of the Special Meeting	12
Shareholder Special Meeting Record Date	12
Vote Required for the Approval of the Merger Agreement .	12
Proxies and Effect on Vote	12
Revocation of Proxies	13
Solicitation of Proxies	13
THE MERGER AND MERGER AGREEMENT	14
What Midwest Shareholders Will Receive in the Merger	14
What Midwest Option Holders Will Receive in the Merger .	15
Structure of the Merger	15
Background of the Merger	15
Merger Recommendation and Reasons for the Merger	17
Opinion of Midwest's Financial Advisor	17
Closing and Effective Time of the Merger	22
Regulatory Approvals	22
Distribution of IBC Common Stock	22
Exclusive Commitment to IBC	23
Conduct of Midwest Pending the Completion of the Merger	23
Conditions to Closing the Merger	25
Termination	26
Description of IBC Common Stock	28
Comparison of Rights of IBC and Midwest Shareholders	28
Restrictions on Midwest Affiliates	32
Material Federal Income Tax Consequences	32
No Dissenters' Rights	34
UNAUDITED PRO FORMA FINANCIAL INFORMATION	35
Notes to Unaudited Pro Forma Condensed Combined Balance Sheets and Statements of Income	38
MIDWEST GUARANTY BANCORP, INC	41
Description of Business	41
Midwest Common Stock	41
Selected Financial Data	42
Results of Operations	43
Financial Condition	48
CRITICAL ACCOUNTING POLICIES AND ESTIMATES	55
MERGERS AND ACQUISITIONS	56
MIDWEST'S CONSOLIDATED FINANCIAL STATEMENTS	57
VOTING AND MANAGEMENT INFORMATION	79
Voting Securities and Principal Shareholders of Midwest	79
Interests of Certain Persons in the Merger	81
Information About Principal Shareholders, Executive Officers and Directors of IBC	82
Shareholder Proposals	82
GENERAL INFORMATION	84
Experts	84
Legal Opinions	84
Sources of Information	84
WHERE YOU CAN FIND MORE INFORMATION	85
FORWARD-LOOKING STATEMENTS	86

Agreement and Plan of Merger	Appendix A
Opinion of Midwest's Financial Advisor	Appendix B

        This prospectus and proxy statement incorporates business and financial information about IBC that is not included in or delivered with this prospectus and proxy statement. Documents incorporated by reference are available from IBC without charge. You may obtain documents incorporated by reference in this prospectus and proxy statement by requesting them in writing or by telephone from IBC at the following address:

Independent Bank Corporation Attn: Robert N. Shuster, Chief Financial Officer 230 West Main Street Ionia, Michigan 48846 (616) 527-9450

        To obtain delivery of this information prior to the special Midwest shareholders meeting, you must request the information no later than May 11, 2004, which is five business days before the date of the special meeting at which you are requested to vote. You should rely only on the information contained or incorporated by reference in this prospectus and proxy statement to vote on the merger and the related issuance of IBC common stock. Neither IBC nor Midwest has authorized anyone to provide you with information that is different from what is contained in this prospectus and proxy statement.

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What is the proposed transaction?

A:	Pursuant to the Agreement and Plan of Merger entered into between IBC, Midwest, and Midwest Guaranty Bank (attached as Exhibit A to this prospectus and proxy statement), IBC will acquire Midwest through a merger transaction in which Midwest will merge into IBC. Promptly after this merger, Midwest Guaranty Bank, a subsidiary owned 100% by Midwest, will be consolidated with Independent Bank East Michigan, a subsidiary owned 100% by IBC.

Q:	If I own Midwest common stock, what will I receive in the merger?

A:	Each share of Midwest common stock you own will be converted into the right to receive total consideration of $43.456, consisting of $17.3824 in cash and shares of IBC common stock valued at $26.0736, subject to certain possible adjustments as provided in the merger agreement. The number of shares of IBC common stock to be exchanged for each share of Midwest common stock will be based on the average closing price of IBC common stock over a measurement period of 20 consecutive trading days specified in the merger agreement. No certificates for fractional shares will be issued. Instead, you will receive cash in payment for any fractional share, based on the specified average closing price of IBC common stock.

Q:	If I have been granted options to buy Midwest common stock, what happens to the options in the merger?

A:	Each outstanding option to acquire Midwest common stock that is unexercised will, at the effective time of the merger, be terminated and converted into an option to acquire IBC common stock. Those options will be governed by the terms and conditions of IBC’s Long Term Incentive Plan, under which those options will be granted. The number of shares of IBC common stock subject to the converted option and the exercise price will be determined as described in the merger agreement (and described under “What Midwest Option Holders Will Receive in the Merger,” on page 15 below). Any options to purchase Midwest common stock that are not vested when the merger occurs will become fully-vested at the time they are converted into options to purchase shares of IBC common stock. New stock option agreements setting forth the terms of the converted stock options will be issued and will replace the current Midwest stock option agreements.

Q:	What are the tax consequences of the merger to me?

A:	Because you will receive a combination of IBC common stock and cash, you should recognize capital gain, but not loss, on the exchange to the extent of the lesser of cash received or gain realized in the exchange. This tax treatment may not apply to all Midwest shareholders. Midwest shareholders should consult their individual tax advisors for a full understanding of the tax consequences of the merger. Midwest recommends that Midwest shareholders carefully read the complete explanation of the “Material Federal Income Tax Consequences” of the merger beginning on page 32.

Q:	What vote is required to approve the merger agreement?

A:	The affirmative vote of a majority of the shares of Midwest common stock outstanding as of the record date for the special meeting (April 15, 2004) is required to adopt the merger agreement and approve the merger.

Q:	What should I do now?

A:	After you have carefully read this prospectus and proxy statement, simply indicate on your proxy card how you want to vote with respect to the merger proposal. Complete, sign, date, and mail the proxy card in the enclosed postage-paid return envelope as soon as possible so that your Midwest shares will be represented and voted at the meeting. The Board of Directors of Midwest recommends that Midwest shareholders vote in favor of the merger proposal.

Q:	When should I send in my stock certificates?

A:	Please DO NOT send in your stock certificates with your proxy card. Promptly after the effective time of the merger (if it is approved and completed), you will receive transmittal materials from the exchange agent with instructions for surrendering your Midwest shares. You should follow the instructions in the letter of transmittal regarding how and when to surrender your stock certificates.

Q:	What do I do if I want to change my vote after I have mailed my signed proxy card?

A:	You may change your vote by revoking your proxy in any of the three following ways: (i) by sending a written notice to the secretary of Midwest prior to the special meeting stating that you would like to revoke your proxy; (ii) by completing, signing, and dating another proxy card and returning it by mail prior to the special meeting; or (iii) by attending the special meeting and voting in person.

Q:	If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A:	If you do not provide your broker with instructions on how to vote your shares held in “street name,” your broker will not be permitted to vote your shares on the merger proposal. You should therefore instruct your broker how to vote your shares. Failure to instruct your broker how to vote your shares will be the equivalent of voting against the merger proposal.

Q:	When do you expect to complete the merger?

A:	The merger is presently expected to be complete at the end of May 2004. However, there can be no assurance of when or if the merger will occur. Midwest must first obtain the approval of Midwest shareholders at the special meeting and certain necessary regulatory approvals must be obtained. In addition, the merger is subject to the satisfaction of certain conditions, as described in “Conditions to Closing the Merger,”beginning on page 25.

Q:	Whom can I call with questions about the special meeting or the merger or to obtain additional information about IBC and Midwest?

A:	Midwest shareholders may contact Clarke B. Maxson, President and Chief Executive Officer of Midwest, at 201 West Big Beaver Road, Troy, Michigan 48098, telephone number 248-689-1200. You can also find more information about IBC and Midwest from various sources described under “Where You Can Find More Information” on page 85 of this prospectus and proxy statement.

SUMMARY

This summary highlights selected information from this prospectus and proxy statement and may not contain all of the information that is important to you. For a more complete description of the legal terms of the merger of IBC and Midwest, you should carefully read this entire document and the documents that are incorporated by reference in this document.

The Companies	The Merger

Independent Bank Corporation
230 West Main Street
Ionia, Michigan 48846
(616) 527-5820

Independent Bank Corporation is a bank holding company registered under federal law and incorporated in Michigan. IBC owns all of the outstanding stock of four banks, which are also organized under the laws of Michigan. These four banks serve the financial needs of primarily rural and suburban communities across the Lower Peninsula of Michigan and provide a wide range of financial services. At December 31, 2003, IBC had, on a consolidated basis, total assets of $2.4 billion, total deposits of $1.7 billion, and total shareholders' equity of $162.2 million.

Midwest Guaranty Bancorp, Inc.
201 West Big Beaver Road
Troy, Michigan 48098
(248) 689-1200

Midwest Guaranty Bancorp, Inc. is a bank holding company registered under federal law and incorporated in Michigan. Midwest is headquartered in Troy, Michigan and owns Midwest Guaranty Bank. Midwest operates its banking business in Troy, Michigan and the surrounding area. Midwest offers commercial and personal banking services, including checking and savings accounts, certificates of deposit, safe deposit boxes, travelers' checks, money orders, and commercial, mortgage, and consumer loans. As of December 31, 2003, Midwest had, on a consolidated basis, total assets of $235.4 million, total deposits of $189.2 million, and total shareholders' equity of $18.1 million.	What Midwest Shareholders Will Receive in the Merger (See page 14)

If the merger is completed as planned, subject to certain possible adjustments as provided in the merger agreement, you will receive total consideration of $43.456, consisting of $17.3824 in cash and shares of IBC common stock valued at $26.0736, for each share of Midwest common stock that you own. The number of shares of IBC common stock to be exchanged for each share of Midwest common stock will be based on the average closing price of IBC common stock over a measurement period of 20 consecutive trading days specified in the merger agreement. For example, if the average closing price of IBC common stock is $27.66, you would receive .9426 ($26.0736 divided by $27.66) of a share of IBC common stock for each share of Midwest common stock you own. No certificates representing fractional shares of IBC common stock will be issued. Instead, you will receive cash in payment for any fractional share, based on the average closing price of IBC common stock over the measurement period.

You should not send in your Midwest stock certificates until IBC instructs you to do so after the merger is completed.

Recommendation to Midwest Shareholders to Approve the Merger (See page 17)

After careful consideration, Midwest's Board of Directors has determined the merger to be in the best interests of Midwest's shareholders. Midwest's Board of Directors recommends that you vote FOR the proposal to approve the merger agreement.

Midwest's Financial Advisor's Opinion that the Financial Terms of the Merger are Fair (See page 17)

In deciding to approve the merger, Midwest's Board of Directors considered the opinion of its financial advisor, Alex Sheshunoff & Co. Investment Banking, L.P., that the terms of the merger are fair to Midwest shareholders from a financial point of view. The written opinion of Sheshunoff is attached as Appendix B to this prospectus and proxy statement.

Time and Location of the Midwest Shareholder Meeting (See page 12)

Midwest will hold a special meeting of its shareholders to vote on the approval of the merger agreement. This special meeting will be held:

        May 18, 2004
        10:00 a.m. local time
        201 West Big Beaver Road, Suite 190
        Columbia Center Conference Room
        Troy, Michigan 48098

Vote Required to Approve the Merger and Issuance of Shares (See page 12)

Only holders of record of Midwest common stock on April 15, 2004 have the right to vote on approval of the merger agreement.

To approve the merger agreement, the holders of at least a majority of the shares of Midwest common stock issued and outstanding as of the record date must vote FOR approval of the merger agreement.

As of the record date, Midwest's directors, executive officers, and their affiliates beneficially owned 422,954 shares (excluding shares subject to options), or approximately 44.393% of the shares of Midwest common stock entitled to vote on the merger agreement. Midwest's directors have agreed to vote their shares in favor of the approval of the merger agreement.

How to Cast Your Vote By Proxy

Please mail your signed proxy card in the enclosed return envelope as soon as possible so that your shares of Midwest common stock may be represented at Midwest's special meeting. If you properly sign and return a proxy card but do not include instructions on how to vote your shares, they will be voted FOR approval of the merger agreement.

How to Cast Your Vote if Your Shares are Held by a Broker or Other Nominee in Street Name

If your shares are held by your broker or other nominee in street name, your broker does not have authority to vote your shares unless you provide your broker instructions on how you want to vote. Your broker should send you a form to give such instructions or you may request such a form from your broker.

If you do not provide your broker with voting instructions, your shares will not be voted at the special meeting. Failure to vote Midwest shares will have the same effect as voting against approval of the merger agreement.	How to Change Your Vote (See page 13)

If you want to change your vote, you may send the Secretary of Midwest a later-dated, signed proxy card before the special meeting or attend and vote at the special meeting. You may also revoke your proxy by sending written notice of revocation to the Secretary of Midwest before the special meeting.

You should send any later-dated proxy or notice of revocation to:

        Midwest Guaranty Bancorp, Inc.
        201 West Big Beaver Road
        Troy, Michigan 48098
        Attention: Secretary

Bank Regulators Must Approve the Merger (See page 22)

The Board of Governors of the Federal Reserve System must approve the merger. IBC filed its application for approval with the Federal Reserve Board on March 23, 2004.

Certain Conditions Must Be Met Before the Completion of the Merger (See page 25)

There are a number of conditions that must be met before IBC and Midwest will be required to complete the merger. These conditions include the following, among others:

•     Midwest shareholders owning at least a majority of the issued and outstanding shares of Midwest common stock must vote to approve the merger agreement; and

•     the Federal Reserve Board must approve the merger.
Other conditions to the completion of the merger are described beginning on page 25.

Certain conditions to the merger may be waived by the party for whose benefit they are provided. In addition, IBC and Midwest each have certain rights to terminate the merger agreement, as discussed below.

If Midwest's shareholders have approved the merger agreement, all regulatory approvals have been received, and all other conditions to the merger have been satisfied or waived, the closing will take place at a time and date set by IBC. The closing must take place on or before 12 business days after the later of regulatory approval of the merger or the Midwest shareholders meeting.

Material Federal Income Tax Consequences of the Merger (See page 32)

As a result of receiving a combination of IBC common stock and cash in exchange for shares of Midwest common stock, you will likely recognize gain, but not loss, equal to the lesser of (1) the amount of cash received or (2) the amount of gain realized in the transaction. Generally, the actual U.S. federal income tax consequences to you will depend on whether your shares of Midwest common stock were purchased at different times and at different prices and the character of the gain, if any, as either capital gain or ordinary income. You should consult your own tax advisor for a full understanding of the merger's tax consequences that are particular to you.

No Dissenters' Rights (See page 34)

Under Michigan law, you are not entitled to dissenters' rights with respect to approval of the proposed merger.

Interest of Midwest Officers and Directors in the Merger (See page 80)

The executive officers and directors of Midwest collectively own over 44% of the issued and outstanding Midwest common stock. Several officers also own stock options.

In addition to his interest generally as a shareholder of Midwest, the President and CEO of Midwest Guaranty Bank will be receiving certain benefits pursuant to an amendment and restatement of his existing employment agreement with the bank, which amendment and restatement will become effective if and when the merger becomes effective and Midwest Guaranty Bank is consolidated with Independent Bank East Michigan.

Terminating the Merger Agreement (See page 26)

Under certain circumstances, IBC can decide not to complete the merger even if Midwest's shareholders have approved it. Also, Midwest has the right to terminate the merger agreement if (1) during the 20-day measurement period referred to above, the average closing price of IBC common stock is less than $23.392, and (2) IBC underperforms the Nasdaq Bank Index by more than 15% between February 3, 2004 and the end of the measurement period, and (3) within five business days after the end of the measurement period, IBC elects to exercise its option to increase the average closing price of IBC common stock to $23.392 (for purposes of calculating the number of shares of IBC common stock to be issued for each share of Midwest common stock). If IBC elects to exercise this option, then Midwest will have the right to terminate the merger agreement at any time within four business days after IBC elects to exercise its option.

SELECTED HISTORICAL FINANCIAL INFORMATION (UNAUDITED)

        The following tables show summarized historical consolidated financial data for IBC and Midwest. This information is derived from IBC’s and Midwest’s audited financial statements for 1999 through 2003. This information is only a summary. You should read it in conjunction with the historical financial statements (and related notes) contained or incorporated by reference in IBC’s annual reports on Form 10-K, quarterly reports on Form 10-Q, and other information filed with the Securities and Exchange Commission and in Midwest’s financial statements, related notes, Management’s Discussion and Analysis of Financial Condition and Results of Operations, and other information included in this prospectus and proxy statement. See “Where You Can Find More Information” on page 85.

	Year Ended December 31,
Independent Bank Corporation	2003	2002	2001	2000	1999
	(dollars in thousands, except per share amounts)
Income Statement Data:
Net interest income	$95,253	$81,807	$72,042	$64,976	$61,804
Provision for loan losses	4,032	3,562	3,737	3,287	2,661
Net income (1)	37,592	29,467	24,398	20,009	8,669
Balance Sheet Data (period end):
Assets	$2,358,557	$2,057,562	$1,888,457	$1,783,791	$1,725,205
Deposits	1,702,806	1,535,603	1,387,367	1,389,900	1,310,602
Loans	1,667,393	1,381,442	1,384,684	1,379,664	1,290,641
Borrowings	385,704	334,253	321,110	223,582	266,920
Shareholders' equity	162,216	138,047	131,903	128,336	113,746

Common Share Summary: (2)
Diluted earnings per share	$1.87	$1.44	$1.15	$.93	$.39
Dividends per share	.59	.44	.37	.32	.24
Book value per share	8.29	7.05	6.42	6.07	5.30
Weighted average diluted shares
outstanding	20,059	20,516	21,175	21,525	21,984

	Year Ended December 31,
Midwest Guaranty Bancorp, Inc.	2003	2002	2001	2000	1999
	(dollars in thousands, except per share amounts)
Income Statement Data:
Net interest income	$10,375	$9,217	$8,130	$7,900	$6,726
Provision for loan losses	483	590	480	595	420
Net income	2,262	1,825	1,407	1,361	1,213
Balance Sheet Data (period end):
Assets	$235,445	$202,459	$167,840	$141,843	$135,192
Deposits	189,248	167,961	150,437	127,190	122,147
Loans	200,426	160,656	129,537	108,401	97,507
Borrowings	19,250	10,000	2,500	-	-
Subordinated debentures (3)	7,732	7,500	-	-	-
Shareholders' equity	18,119	15,978	14,005	13,558	12,543

Common Share Summary:
Diluted earnings per share	$2.33	$1.90	$1.39	$1.31	$1.15
Dividends per share	-	-	-	-	-
Book value per share	19.12	16.86	14.78	13.47	11.93
Weighted average diluted shares
outstanding	972	961	1,010	1,039	1,054

(1)	2001 net income includes the cumulative effect of a change in accounting principle, net of the related tax effect, due to the implementation of SFAS #133.

(2)	Per share data has been adjusted for a 10% stock dividend in 2003, 5% stock dividends in 2002, 2001, 2000, and 1999, and three-for-two stock splits in 2002 and 1998.

(3)	See Note 8 to the consolidated financial statements for Midwest included elsewhere in this document for the accounting of Midwest’s subordinated debentures.

SUMMARY SELECTED PRO FORMA COMBINED DATA (UNAUDITED)

        The following table shows selected financial information on a pro forma combined basis giving effect to the merger as if the merger had become effective at the end of the period presented, in the case of balance sheet information, and at the beginning of the period presented, in the case of income statement information. The pro forma information reflects the purchase method of accounting.

        IBC anticipates that the merger will provide the combined company with financial benefits that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect these benefits and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had the companies been combined as of the date and during the periods presented.

        You should read this summary pro forma information in conjunction with the information under “Unaudited Pro Forma Financial Information” beginning on page 35.

Year Ended December 31, 2003
(dollars in thousands)
Pro Forma Combined Income Statement Data:
Net interest income	$105,169
Provision for loan losses	4,515
Net income	39,113
Pro Forma Combined Balance Sheet Data
(period end)(1):
Assets	$2,620,509
Deposits	1,892,258
Loans	1,902,450
Borrowings	422,307
Shareholders' equity	186,927

(1)	The pro forma combined balance sheet data assumes the issuance of 895,339 shares of IBC common stock, plus the payment of $16,474,239 in cash, in exchange for all of the outstanding shares of Midwest common stock. This assumes an exchange ratio of .9447 of a share of IBC common stock for each share of Midwest common stock outstanding as of December 31, 2003. It also assumes that none of the outstanding Midwest stock options will be exercised before completion of the merger. The actual exchange ratio will depend on the average closing price of IBC common stock over a measurement period of 20 consecutive trading days specified in the merger agreement. In addition, the aggregate merger consideration to be paid by IBC to all Midwest shareholders is subject to certain possible adjustments pursuant to the merger agreement.

CAPITAL RATIOS

        Under the “risk-based” capital guidelines presently in effect for banks and bank holding companies, minimum capital levels are based on the perceived risk in the various asset categories. Certain off-balance-sheet instruments, such as loan commitments and letters of credit, require capital allocations. Bank holding companies such as IBC and Midwest and banks such as Midwest Guaranty Bank and Independent Bank East Michigan are required to maintain minimum risk-based capital ratios. IBC’s and Midwest’s ratios are above the regulatory minimum guidelines, and Midwest Guaranty Bank and Independent Bank East Michigan each met the regulatory criteria to be categorized as “well-capitalized” institutions at December 31, 2003. The “well-capitalized” classification may permit banks to minimize the cost of FDIC insurance assessments by being charged a lesser rate than those that do not meet this definition. Designation as a “well-capitalized” institution does not constitute a recommendation by federal bank regulators. The following table shows capital ratios and requirements as of December 31, 2003.

		Risk-based Capital
	Leverage %	Tier 1%	Total %
IBC's capital ratios	7.91	10.55	11.57
IBEM's capital ratios	6.85	9.81	10.81
Midwest's capital ratios	10.17	11.08	13.08
Midwest Guaranty Bank's capital ratios	8.63	9.40	10.65
Pro forma combined capital ratios - Holding Company	7.47	9.76	10.83
Pro forma combined capital ratios - Bank	7.31	9.28	10.50
Regulatory capital ratios - "well-capitalized" definition	5.00	6.00	10.00
Regulatory capital ratios - minimum requirement	4.00	4.00	8.00

COMPARATIVE PER SHARE DATA (UNAUDITED)

        The following table shows information about income per share, dividends per share, and book value per share, which is referred to as “pro forma” information.

        IBC anticipates that the combined company will derive financial benefits from the merger that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect these benefits and, accordingly, does not attempt to predict or suggest future results. The pro forma information also does not necessarily reflect what the historical results of the combined company would have been had the companies been combined during these periods.

        The information in the following table is based on, and should be read together with, the historical financial information that is presented in this document and in IBC’s prior filings with the SEC and with the condensed combined pro forma financial statements presented elsewhere in this document. See “Where You Can Find More Information ” on page 85.

	At or For the Year Ended December 31, 2003
	IBC Historical	Midwest Historical	Pro Forma Combined		Equivalent Pro Forma Per Share of Midwest
Comparative Per Share Data

Basic earnings	$1.91	$2.39	$1.91	(1)	$1.80	(4)
Diluted earnings	1.87	2.33	1.86	(1)	1.76	(4)

Cash Dividends Paid	.59	-	.59	(2)	.59	(2)

Book Value	8.29	19.12	9.13	(3)	8.63	(4)

(1)	The Pro Forma Combined earnings per share amounts were calculated by totaling the historical earnings of IBC and Midwest and dividing the resulting amount by the average pro forma shares of IBC and Midwest, giving effect to the merger as if it had occurred on January 1, 2003. The average pro forma shares of IBC and Midwest reflect historical basic and diluted shares, plus historical basic and diluted average shares of Midwest, as adjusted based on an assumed exchange ratio of .9447 of a share of IBC common stock, plus the payment of $17.3824 in cash, for each share of Midwest common stock. The actual exchange ratio will depend on the average closing price of IBC common stock over a measurement period of 20 consecutive trading days specified in the merger agreement. In addition, the aggregate merger consideration to be paid by IBC is subject to certain adjustments pursuant to the merger agreement. The pro forma earnings amounts do not take into consideration any operating efficiencies that may be realized as a result of the merger.

(2)	Pro Forma Combined cash dividends paid represents IBC’s historical amount only.

(3)	The Pro Forma Combined book value data gives effect to the merger as if it had occurred at December 31, 2003.

(4)	The Equivalent Pro Forma Per Share of Midwest amounts were calculated by multiplying the Pro Forma Combined amounts by the assumed exchange ratio of .9447 of a share of IBC common stock for each share of Midwest common stock. The actual exchange ratio will depend on the average closing price of IBC common stock over a measurement period of 20 consecutive trading days specified in the merger agreement. These amounts do not take into consideration any operating efficiencies that may be realized as a result of the merger. This data is presented for comparative purposes only.

SPECIAL MEETING OF MIDWEST SHAREHOLDERS

Date, Time, and Place of the Special Meeting

        The special meeting of shareholders of Midwest is scheduled to be held as follows:

May 18, 2004 10:00 a.m. local time 201 West Big Beaver Road, Suite 190 Columbia Center Conference Room Troy, Michigan 48098

Purpose of the Special Meeting

        The Midwest special meeting is being held so that shareholders of Midwest may consider and vote upon the proposal to approve the merger agreement and any other business that properly comes before the special meeting or any adjournment or postponement of that meeting. Approval of the merger agreement will also constitute approval of the merger and the other transactions contemplated by the merger agreement.

Shareholder Special Meeting Record Date

        Midwest has fixed the close of business on April 15, 2004 as the record date for the determination of Midwest’s common shareholders entitled to receive notice of and to vote at the special meeting. On the record date, there were 952,754 shares of Midwest common stock outstanding, held by approximately 207 shareholders.

Vote Required for the Approval of the Merger Agreement

        A majority of the outstanding shares of Midwest common stock entitled to vote at the special meeting must be represented, either in person or by proxy, to constitute a quorum at the special meeting. Under the Michigan Business Corporation Act, the affirmative vote of the holders of at least a majority of the shares of Midwest common stock outstanding and entitled to vote at the special meeting is required to approve the merger agreement. You are entitled to one vote for each share of Midwest common stock held by you on the record date.

        As of the record date for the special meeting, directors and executive officers of Midwest beneficially owned approximately 422,954 shares of Midwest common stock, which represents approximately 44.393% of all outstanding shares of Midwest common stock entitled to vote at the special meeting. Of this amount, Midwest directors owned approximately 413,939 shares, which represents approximately 43.447% of all outstanding shares of Midwest common stock entitled to vote at the special meeting. Pursuant to an Agreement to Vote Shares, the directors of Midwest have agreed to vote FOR approval of the merger agreement.

Proxies and Effect on Vote

        All shares of Midwest common stock represented by properly completed proxies received before or at the special meeting and not revoked will be voted in accordance with the instructions indicated on the proxy card. If a properly completed proxy is returned and no instructions are indicated, the Midwest common stock represented by the proxy will be (1) considered present and entitled to vote at the special meeting for purposes of determining the presence of a quorum and for purposes of calculating the vote, and (2) voted FOR approval of the merger agreement. If a properly completed proxy is returned and the shareholder has specifically abstained from voting on the proposal to approve the merger agreement, the common stock represented by the proxy will be (1) considered present and entitled to vote at the special meeting for purposes of determining the presence of a quorum and for purposes of calculating the vote, and (2) AGAINST approval of the merger agreement. If a broker or other nominee holding shares of Midwest common stock in street name signs and returns a proxy but indicates on the proxy that it does not have discretionary authority to vote certain shares on the approval of the merger agreement, those shares will be (1) considered present and entitled to vote at the special meeting for purposes of determining the presence of a quorum and for purposes of calculating the vote, and (2) voted AGAINST approval of the merger agreement.

        Because approval of the merger agreement requires the affirmative vote of at least a majority of all shares of Midwest common stock outstanding and entitled to vote as of the record date, abstentions, failures to return proxies, and broker non-votes will have the same effect as a vote against approval of the merger agreement.

        Midwest does not expect that any matter other than the approval of the merger agreement will be brought before the special meeting. If, however, other matters are presented, the persons named as proxies will (subject to applicable law) vote in accordance with their judgment with respect to those matters.

Revocation of Proxies

        You may revoke your proxy at any time before it is voted at the special meeting by:

•	notifying the Secretary of Midwest in writing that the proxy is revoked;

•	sending a later-dated proxy to the Secretary of Midwest or giving a later-dated proxy to a person who attends the special meeting; or

•	appearing in person and voting at the special meeting.

        Attendance at the special meeting will not in and of itself constitute revocation of a proxy. You should send any later-dated proxy or notice of revocation of a proxy to:

Midwest Guaranty Bancorp, Inc. Attention: Secretary 201 West Big Beaver Road Troy, Michigan 48098

Solicitation of Proxies

        For Midwest shareholders, the proxy that accompanies this document is being solicited by Midwest’s Board of Directors. In addition to solicitations by mail, directors, officers, and regular employees of Midwest and its subsidiaries may solicit proxies from shareholders personally or by telephone or other electronic means. Such individuals will not receive any additional compensation for doing so. Midwest will bear its own costs of soliciting proxies, which Midwest estimates will be less than $2,000. Midwest also will make arrangements with brokers and other custodians, nominees, and fiduciaries to send this document to beneficial owners of Midwest common stock and, upon request, will reimburse those brokers and other custodians for their reasonable expenses in forwarding these materials.

        You should not send in any stock certificates with your proxies. A transmittal form with instructions for the exchange of your Midwest stock certificates will be mailed to you as soon as practicable after completion of the merger (if it is approved and completed).

THE MERGER AND MERGER AGREEMENT

        The merger agreement, attached as Appendix A, is incorporated in this prospectus and proxy statement by reference and should be carefully considered. Various provisions of the merger agreement have been summarized in this document for your information. However, the merger agreement, not this summary, is the definitive statement of the terms of the merger.

What Midwest Shareholders Will Receive in the Merger

        If Midwest’s shareholders approve the merger agreement and the merger is completed, Midwest will merge with and into IBC and, as a result, IBC will own Midwest Guaranty Bank and all of the other assets of Midwest. In exchange, subject to certain possible adjustments described below, you will receive total consideration of $43.456 for each of your shares of Midwest common stock, consisting of cash equal to $17.3824 and shares of IBC common stock valued at $26.0736.

Number of Shares of IBC Common Stock You Will Receive

        The actual number of shares of IBC common stock you will receive (with a value of $26.0736) for each share of Midwest common stock will depend on the market price of IBC common stock during a period prior to the closing of the merger. The price of IBC common stock to be used for this purpose will be measured by taking the average of the last reported sales price of IBC common stock on the Nasdaq National Market System for the 20 consecutive full trading days ending on the third business day after the later of (i) the date all regulatory approvals for the merger have been received and (ii) approval of the merger agreement at the shareholders meeting described in this prospectus and proxy statement. As an example, if the average closing price of IBC common stock is $27.66, you will receive ..9426 shares of IBC common stock ($26.0736 divided by $27.66), plus $17.3824 in cash for each share of Midwest common stock you own. IBC will not issue fractional shares of IBC common stock in the merger. Instead, if you would otherwise be entitled to receive a fraction of a share of IBC common stock, you will receive an amount of cash determined by multiplying the amount of the fractional share by the average closing price.

Terminating the Merger Agreement

        Under certain circumstances, we can agree not to complete the merger even if Midwest’s shareholders have approved it. Midwest has the right to terminate the merger agreement if (1) the average closing price of IBC common stock is less than $23.392, and (2) IBC underperforms the Nasdaq Bank Index by more than 15% between February 3, 2004 and the end of the 20-day measurement period described above, and (3) within five business days after the end of the measurement period IBC elects to exercise its option to increase the average closing price of IBC common stock to $23.392 for purposes of calculating the number of shares of IBC common stock to be issued for each share of Midwest common stock. If IBC elects to exercise this option, then Midwest will have the right to terminate the merger agreement at any time within four business days after IBC elects to exercise its option to increase the average closing price to $23.392.

Adjustments to Per Share Merger Consideration

        The per share merger consideration will not be adjusted to reflect changes in the market price of IBC’s common stock (except for IBC’s right to set a minimum average closing price, as described above). However, the per share merger consideration is subject to certain adjustments based upon the occurrence of certain events between the date of this prospectus and proxy statement and the completion of the merger, as follows:

•	The per share merger consideration may be adjusted based upon the occurrence of an event between the date of this prospectus and proxy statement and the completion of the merger that would result in changes in the number of shares of IBC or Midwest common stock outstanding (such as a stock split or a stock dividend). The purpose of any such adjustment is to prevent dilution of the respective interests of the shareholders of IBC and Midwest. The merger agreement also provides that the per share merger consideration may be adjusted for other transactions, such as a recapitalization, reclassification, combination, or similar transaction. If one of these types of transactions occurs, there will be an equitable adjustment in the per share merger consideration. IBC and Midwest do not expect that any events requiring such an adjustment to the per share merger consideration will occur.

•	In addition, the per share merger consideration may be adjusted downward if IBC finds significant environmental problems with the real estate owned by Midwest and its subsidiaries. The merger agreement gives IBC the right to conduct various investigations of the real estate owned by Midwest and its subsidiaries. If the reports resulting from such investigations state that remedial work will need to be performed to such real estate that in the aggregate will cost more than $100,000 but less than $500,000 (or if the environmental expert making the report is unable to estimate, with any reasonable degree of certainty, that such costs will be less than $50,000), then IBC has the right to deduct the estimated costs of the remedial work from the cash that would otherwise be paid to Midwest shareholders in the merger. However, if IBC notifies Midwest that it intends to deduct such costs from the cash payable to Midwest shareholders in the merger, the Midwest Board of Directors can decide to terminate the merger agreement and cancel the merger. If the estimated costs of any remedial environmental work are expected to exceed $500,000, both IBC and Midwest have the right to terminate the merger agreement.

What Midwest Option Holders Will Receive in the Merger

        At the effective time of the merger, each option to purchase shares of Midwest common stock outstanding and unexercised immediately prior to the effective time will automatically be converted into an option to purchase IBC common stock. The number of shares of IBC common stock issuable upon exercise of the converted option will be equal to the product of (i) the number of shares of Midwest common stock subject to the option immediately before the merger, multiplied by (ii) the quotient of $43.456 (the dollar value of the per share merger consideration, which is subject to the adjustments described above), divided by the average closing price. The exercise price per share of IBC common stock subject to the converted option will be equal to the quotient of (x) the exercise price of the option to purchase Midwest common stock immediately before the effective time of the merger, divided by (y) the quotient of $43.456 (the dollar value of the per share merger consideration, which is subject to the adjustments described above), divided by the average closing price.

Structure of the Merger

        Midwest will be merged with and into IBC with IBC being the surviving corporation in accordance with the merger agreement and the Michigan Business Corporation Act.

Background of the Merger

        Midwest was incorporated in January of 1988 (under the original name “Southern Michigan Corporation”) and formed Midwest Guaranty Bank in December of 1988. The name of the holding company was later changed to “Midwest Guaranty Bancorp, Inc.”

        Midwest’s Board of Directors has periodically reviewed Midwest’s strategic alternatives for enhancing profitability and maximizing shareholder value, giving consideration to the changes and ongoing consolidation of the financial services industry. In addition to other actions, Midwest’s Board periodically discussed strategic alternatives with various investment banking firms.

        On June 17, 2003, Midwest’s Board formed a special committee of the Board to focus on the identification and evaluation of potential strategic alternatives that might be available to Midwest. The special committee consisted of Clarke B. Maxson, Frank A. Borschke, and Boleslaus I. Stanczyk.

        By letter agreement dated July 3, 2003, Midwest engaged Alex Sheshunoff & Co. Investment Banking L.P. to advise the Board of Directors in connection with the Board’s consideration of a sale of Midwest. Prior to such engagement, Sheshunoff had periodically provided consulting and investment banking services to Midwest. Midwest’s Board of Directors was familiar with the experience and expertise of Sheshunoff in advising companies on strategic alternatives, as well as responding to business combination proposals such as the merger with IBC.

        In July 2003, Sheshunoff presented to the special committee a list of financial institutions that Sheshunoff considered potential business combination candidates for Midwest. The special committee reviewed the list with Sheshunoff, and refined the list to a group of 19 financial institutions believed by Sheshunoff and the special committee to be potentially interested in and financially capable of engaging in a business combination with Midwest. Sheshunoff initiated contact with these financial institutions. Sheshunoff obtained confidentiality agreements from and delivered a package containing information about Midwest to six of these financial institutions. Three of these institutions submitted preliminary proposals to Midwest, and two of the institutions (including IBC) conducted due diligence reviews of Midwest, and each of those two institutions submitted a revised proposal. In addition, Midwest received an unsolicited proposal from a financial institution that was not among the 19 institutions described above, and Midwest furnished information to, and engaged in discussions with, that institution, although Midwest subsequently determined not to pursue a business combination with that institution.

        On November 26, 2003, IBC sent Midwest a formal offer letter.

        On December 8, 2003, the Board of Directors reviewed information concerning a possible affiliation with IBC as well as other strategic alternatives, including continuing Midwest’s current strategy. The Board of Directors also reviewed merger pricing information, information on IBC’s performance, and an analysis of Midwest’s historical performance and projections.

        Negotiations continued and the parties reached agreement on the key terms of the transaction. At this time, IBC’s legal counsel began preparing the merger agreement. During December of 2003 and January of 2004, details were negotiated and finalized, and Midwest and Sheshunoff conducted a due diligence review of IBC.

        On January 20, 2004, Midwest’s special committee, along with Sheshunoff and legal counsel, presented to the Midwest Board of Directors the proposed form of merger agreement by and between IBC and Midwest pursuant to which Midwest would be merged with and into IBC. Legal counsel reviewed the fiduciary duties of the Board of Directors when considering such proposals. Midwest’s legal counsel then presented a detailed review and analysis of the proposed merger agreement. At this meeting, Sheshunoff provided the Board of Directors with a comprehensive analysis of the proposed merger. The proposed combination with IBC was contrasted with Midwest’s likely future prospects on a stand alone basis. Sheshunoff concluded by advising the Board of Directors that it was that firm’s opinion that the terms of the proposed merger agreement were fair to Midwest and its shareholders from a financial point of view. Midwest’s Board of Directors then discussed the proposed merger and voted to approve and authorize the merger and the merger agreement and all incidental actions.

        IBC’s Board of Directors met on January 25, 2004, reviewed the merger agreement, authorized the merger, and adopted the merger agreement with Midwest.

        The merger agreement was executed on February 4, 2004. A joint press release regarding the merger was issued prior to the opening of the stock market on February 5, 2004.

        The decision of the Board of Directors of Midwest to authorize and approve the merger, the merger agreement, and the related agreements was the result of extensive discussion and lengthy deliberation.

        In reaching its decision, the Board of Directors of Midwest gave particular consideration to the following factors:

•	the financial value of IBC’s proposal and the premium that value represents over the then recent sales of Midwest common stock and the liquidity of the market for IBC’s common stock;

•	the social and economic impact of IBC’s proposal and its consummation on Midwest and its employees, customers, and suppliers, and the communities in which Midwest and its subsidiaries operate;

•	Midwest’s potential need to raise capital if it were to remain independent and continue to grow, and IBC’s access to capital; and

•	the Board of Directors’ perception of the strategic and synergistic business opportunities for the combined IBC-Midwest organization to grow into an organization that provides greater value to its shareholders than the sum of the two previously separate corporations.

        Based on this consideration, the Board of Directors determined that IBC’s proposal would be in the best interests of Midwest and its shareholders. In the proposed merger, subject to certain possible adjustments described above, Midwest’s shareholders would receive a combination of cash and shares of IBC common stock valued at approximately $43.456 per share of Midwest common stock.

Merger Recommendation and Reasons for the Merger

Midwest

        The Midwest Board of Directors, with the assistance of outside financial and legal advisors, evaluated the financial, legal, and market considerations impacting the decision to proceed with the merger. The terms of the merger, including the consideration to be paid to Midwest’s shareholders, are the result of arm’s-length negotiations between the representatives of Midwest and IBC. In deciding to proceed with the transaction, the Board of Directors considered a number of material factors with a view to maximizing shareholder value in the intermediate and long-term, including the following:

•	the future prospects of Midwest if it were to continue to operate as an independent, stand-alone entity;

•	the fact that the market value of the consideration to be received by Midwest’s shareholders in the merger represented a premium over prices in sales of Midwest’s common stock in transactions known to its management;

•	the fact that Midwest shareholders would benefit from the increased liquidity of the shares to be received;

•	the historical performance of IBC and its perceived future prospects;

•	the apparent competence, experience, community banking philosophy, and integrity of IBC's management; and

•	the opinion of Sheshunoff that the financial terms of the merger are fair to Midwest shareholders from a financial point of view.

        The Board of Directors of Midwest also believes that, by becoming part of a larger organization with greater resources, Midwest will be able to better serve its customers and communities and provide a broader array of products and services that will be competitive with other financial service providers in East Michigan.

Midwest’s Board of Directors recommends that you
vote FOR the approval of the merger agreement.

IBC

        IBC believes the proposed merger with Midwest will further enhance its position in the East Michigan banking market.

Opinion of Midwest’s Financial Advisor

        Midwest retained Sheshunoff to provide its opinion as to the fairness from a financial viewpoint of the merger consideration to the shareholders of Midwest. As part of its investment banking business, Sheshunoff is regularly engaged in the valuation of securities in connection with mergers and acquisitions and valuations for estate, corporate and other purposes. The Midwest Board of Directors retained Sheshunoff based upon its experience as a financial advisor in mergers and acquisitions of financial institutions and its knowledge of financial institutions.

        On January 20, 2004, Sheshunoff rendered its oral opinion to Midwest’s Board of Directors that, as of such date, the merger consideration was fair, from a financial point of view, to the shareholders of Midwest. Sheshunoff rendered its written fairness opinion as of March 12, 2004.

        The full text of the fairness opinion which sets forth, among other things, assumptions made, procedures followed, matters considered, and limitations on the review undertaken, is attached as Appendix B to this prospectus and proxy statement. You are urged to read Sheshunoff’s fairness opinion carefully and in its entirety. The fairness opinion is addressed to the Board of Directors of Midwest and does not constitute a recommendation to any Midwest shareholder as to how such shareholder should vote at the special meeting of Midwest’s shareholders.

        In connection with the fairness opinion, Sheshunoff:

        1.        Reviewed the merger agreement;

        2.        Reviewed certain publicly available financial statements and other information about IBC;

        3.        Reviewed internal financial statements, operating data, and financial forecasts for Midwest;

        4.        Conducted conversations with executive management of Midwest and IBC regarding recent and projected financial performance;

        5.        Analyzed the present value of the after-tax cash flows Midwest could produce on an independent basis through the year 2007, based on assumptions provided by management;

        6.        Reviewed the relative contributions of Midwest and IBC to the combined company;

        7.        Compared the proposed financial terms of the merger with the financial terms of certain other transactions that Sheshunoff deemed to be relevant;

        8.        Compared the historical stock price data and trading volume of IBC common stock with that of certain other comparable publicly traded companies;

        9.        Compared certain financial characteristics and performance measures of IBC with that of certain other comparable publicly traded companies; and

        10.        Compared the historical stock price performance of IBC common stock with that of selected indices Sheshunoff deemed relevant.

        In connection with its review, Sheshunoff relied upon and assumed the accuracy and completeness of all of the foregoing information provided to it or made publicly available, and Sheshunoff did not assume any responsibility for independent verification of such information. Sheshunoff assumed that internal confidential financial projections provided by Midwest were reasonably prepared reflecting the best currently available estimates and judgments of the future financial performance of Midwest, and did not independently verify the validity of such assumptions.

        Sheshunoff did not make any independent evaluation or appraisal of the assets or liabilities of Midwest or IBC nor was Sheshunoff furnished with any such appraisals. Sheshunoff did not examine any individual loan files of Midwest or IBC. Sheshunoff is not an expert in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for losses with respect thereto and has assumed that such allowances were, in the aggregate, adequate to cover such losses.

        The fairness opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to Sheshunoff as of February 17, 2004.

        In rendering the fairness opinion, Sheshunoff performed a variety of financial analyses. The preparation of an opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Consequently, the fairness opinion is not readily susceptible to partial analysis or summary description. Moreover, the evaluation of fairness, from a financial point of view, of the merger consideration is to some extent subjective, based on the experience and judgment of Sheshunoff, and not merely the result of mathematical analysis of financial data. Sheshunoff did not attribute particular weight to any analysis or factor considered by it. Accordingly, notwithstanding the separate factors summarized below, Sheshunoff believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. The ranges of valuations resulting from any particular analysis described below should not be taken to be Sheshunoff’s view of the actual value of Midwest, IBC, or the combined entity.

        In performing its analyses, Sheshunoff made numerous assumptions with respect to industry performance, business, and economic conditions and other matters, many of which are beyond the control of Midwest or IBC. The analyses performed by Sheshunoff are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses, nor are they appraisals. In addition, Sheshunoff’s analyses should not be viewed as determinative of the opinion of the Board of Directors or the management of Midwest with respect to the value of Midwest or IBC or to the fairness of the merger consideration.

        The following is a summary of the analyses performed by Sheshunoff in connection with its opinion. The following discussion contains financial information concerning Midwest and IBC as of September 30, 2003 and market information as of February 17, 2004.

        For the purposes of the following analyses, Sheshunoff utilized a value of the merger consideration of $43.46 per share and assumed IBC’s 20-day average stock price was $29.24 per share.

        Midwest Discounted Cash Flow Analysis. Using discounted cash flow analysis, Sheshunoff estimated the present value of the future after-tax cash flow streams that Midwest could produce on a stand-alone basis through the year 2007, under various circumstances, assuming that it performed in accordance with the projections provided by Midwest’s management.

        Sheshunoff estimated the terminal value for Midwest at the end of 2007 by capitalizing the final period projected earnings using a discount rate that is the quotient of (i) the assumed annual long-term growth rate of the earnings of Midwest of 5% plus one and (ii) the difference between a range of required rates of return and the assumed annual long-term growth rate of earnings in (i) above. Sheshunoff discounted the annual cash flow streams (defined as all earnings in excess of that required to maintain a tangible equity to asset ratio of 7.0%) and the terminal values using discount rates ranging from 12% to 14%. The discount range was chosen to reflect different assumptions regarding the required rates of return of Midwest and the inherent risk surrounding the underlying projections. This discounted cash flow analysis indicated a range of values per share of $32.10 to $42.60 as shown in the table below compared to the merger consideration of $43.46.

	DISCOUNT RATE

	14.0%	13.0%	12.0%
Midwest Present Value (in millions)	$31,760	$36,284	$42,150
Midwest Present Value (per share)	$32.10	$36.67	$42.60

        Analysis of Selected Transactions: Sheshunoff performed an analysis of premiums paid in selected recently completed acquisitions of banking organizations with comparable characteristics to the merger. Two sets of comparable transactions were selected to ensure a thorough analysis.

        The first set of comparable transactions consisted of a group of transactions for banks in metropolitan areas in the Midwest Region (as defined by SNL Financial) of the United States for which pricing data were available. These comparable transactions consisted of 11 mergers and acquisitions of banks with assets between $100 million and $400 million that were announced between July 1, 2003 and February 13, 2004. The analysis yielded multiples of the purchase prices in these transactions relative to:

        1.        Tangible book value ranging from 1.3 times to 3.0 times with an average of 2.2 times and a median of 2.3 times compared with the multiples implied in the merger of 2.5 times September 30, 2003 tangible book value for Midwest;

        2.        Last 12 months earnings ranging from 15.3 times to 33.5 times with an average of 23.3 times and a median of 22.0 times compared with the multiples implied in the merger of 19.7 times last 12 months earnings as of September 30, 2003 for Midwest;

        3.        Total assets ranging between 18.3% and 26.8% with an average of 20.8% and a median of 20.4% compared with the multiples implied in the merger of 18.4% of September 30, 2003 total assets for Midwest; and

        4.        Total deposits ranging from 21.0% to 31.8% with an average of 24.6% and a median of 23.4% compared with the multiples implied in the merger of 22.3% of deposits as of September 30, 2003 for Midwest.

        The second set of comparable transactions consisted of banks in the United States with asset size and characteristics similar to Midwest for which pricing data were available. These comparable transactions consisted of 33 mergers and acquisitions of banks in the United States with total assets between $100 million and $300 million that were announced between July 1, 2003 and February 13, 2004. The analysis yielded multiples of the purchase prices in these transactions relative to:

        1.        Tangible book value ranging from 0.8 times to 4.8 times with an average of 2.4 times and a median of 2.5 times compared with the multiples implied in the merger of 2.5 times September 30, 2003 tangible book value for Midwest;

        2.        Last 12 months earnings ranging from 9.8 times to 42.1 times with an average of 25.8 times and a median of 23.9 times compared with the multiples implied in the merger of 19.7 times last 12 months earnings as of September 30, 2003 for Midwest;

        3.        Total assets ranging between 10.2% and 33.7% with an average of 20.4% and a median of 20.0% compared with the multiples implied in the merger of 18.4% of September 30, 2003 total assets for Midwest; and

        4.        Total deposits ranging from 11.8% to 41.2% with an average of 24.5% and a median of 23.4% compared with the multiples implied in the merger of 22.3% of deposits as of September 30, 2003 for Midwest.

        Contribution Analysis: Sheshunoff reviewed the relative contributions of Midwest and IBC to the combined company based on the September 30, 2003 financial data. Sheshunoff compared the pro forma ownership interests of Midwest and IBC of 4.3% and 95.7%, respectively, to: (i) total assets of 9.2% and 90.8%, respectively; (ii) total loans of 10.6% and 89.4%, respectively; (iii) total deposits of 10.5% and 89.5%, respectively; (iv) total equity of 10.1% and 89.9%, respectively; (v) net interest income of 9.9% and 90.1%, respectively; (vi) non-interest income of 3.5% and 96.5%, respectively; (vii) non-interest expense of 8.7% and 91.3%, respectively; and (viii) earnings of 5.7% and 94.3%, respectively. The cash consideration paid by IBC to Midwest shareholders reduced the equity position of Midwest shareholders in the combined company relative to their proportional contribution of the other criteria compared. The effect of the cash consideration paid was to increase the proportional ownership by IBC’s shareholders of the criteria compared.

        Comparable Company Analysis: Sheshunoff compared the operating and market results of IBC to the results of other publicly traded companies. The comparable publicly traded companies were selected primarily on the basis of two criteria: geographic location and total asset size. The geographic location of the banks and, therefore, of the comparables was the Midwest Region of the United States (as defined by SNL Financial). IBC was compared to companies with similar total assets ranging between $1 billion and $3 billion. The data for the following tables is based on information provided by SNL Financial. Some of the ratios presented are proprietary to SNL Financial and may not strictly conform to the common industry determinations or the computations by IBC in its financial statements.

	IBC	IBC Peer Group Mean

Net Interest Margin	4.80%	3.78%
Efficiency Ratio	54.7%	58.00%
Return on Average Assets	1.68%	1.14%
Return on Average Equity	24.77%	14.07%
Equity to Asset Ratio	6.68%	8.35%

Tangible Equity to Tangible Asset Ratio	5.69%	7.46%
Tier 1 Capital Ratio	7.67%	8.61%
Ratio of Non-performing Assets to Total Assets	0.36%	0.80%
Ratio of Non-performing Loans to Total Loans	0.32%	0.90%
Ratio of Loan Loss Reserves to Loans	1.10%	1.45%
Ratio of Loan Loss Reserves to Non-performing Assets	212.00%	189.00%

        Generally, IBC’s performance as measured by its return on average assets, net interest margin, efficiency ratio, and return on average equity was higher than the IBC peer group mean. Its capital levels were lower as shown in the equity to asset ratio and the tangible equity to tangible asset ratio, while its Tier 1 capital ratio was somewhat lower. IBC’s asset quality as measured by its ratio of non-performing assets to total assets and its ratio of non-performing loans to total loans were better than the IBC peer group mean. Its coverage of non-performing assets as shown by the ratio of loan loss reserves to non-performing assets was better.

        The companies’ market results based on market data as of September 30, 2003 are contained in the following tables.

	IBC	IBC Peer Group Mean

Market Price as a Multiple of Stated Book Value	3.36	1.96
Market Price as a Multiple of Stated Tangible Book Value	3.98	2.24
Price as a Multiple of LTM Earnings (Sept 2003)	14.70	15.30
Dividend Yield per Share	2.31%	2.08%
Dividend Payout per Share	31.70%	34.33%

        IBC’s price to book multiples as measured by its market price as a multiple of stated book value and market price as a multiple of stated tangible book value were higher than its peer group. Its price to earnings multiple as shown in the price as a multiple of last 12 months earnings through September 30, 2003 was lower than the comparable ratio for the IBC Peer Group. IBC’s dividend yield was slightly above and the dividend payout slightly below the respective measures for its peer group.

        Sheshunoff compared selected stock market results of IBC to the publicly available corresponding data of other composites that Sheshunoff deemed to be relevant, including (i) the NASDAQ Bank Stock index, (ii) the SNL index of banks in the Midwestern Region of the U.S. (as defined by SNL Financial, L.C.), and (iii) the S&P 500. IBC’s common stock price has performed better than the selected indices for the period from January 1, 2002 through February 17, 2004.

        No company or transaction used in the comparable company and comparable transaction analyses is identical to Midwest, IBC, or IBC as the surviving corporation in the merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of Midwest and IBC and other factors that could affect the public trading value of the companies to which they are being compared. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable transaction data or comparable company data.

        Pursuant to an engagement letter dated July 3, 2003 between Midwest and Sheshunoff, Midwest agreed to pay Sheshunoff a professional fee of one percent (1%) of the merger consideration. In addition, Midwest agreed to reimburse Sheshunoff for its reasonable out-of-pocket expenses. Midwest also agreed to indemnify and hold harmless Sheshunoff and its officers and employees against certain liabilities in connection with its services under the engagement letter, except for liabilities resulting from the negligence, violation of law or regulation or bad faith of Sheshunoff or any matter for which Sheshunoff may have strict liability.

        The fairness opinion is directed only to the question of whether the merger consideration is fair from a financial perspective and does not constitute a recommendation to any Midwest shareholder to vote in favor of the merger. No limitations were imposed on Sheshunoff regarding the scope of its investigation or otherwise by Midwest.

        Based on the results of the various analyses described above, Sheshunoff concluded that the merger consideration to be paid by IBC pursuant to the merger is fair to Midwest shareholders, from a financial point of view.

Closing and Effective Time of the Merger

        IBC will select the time and place for the closing and anticipates that the closing will occur in May 2004. IBC must select a date for the closing on or before 12 business days after the later of (1) the date on which the last of the regulatory approvals of the merger has been received, and (2) the Midwest shareholders meeting described in this prospectus and proxy statement.

        The merger will be effective at the close of business on the last day of the month in which the closing of the merger occurs.

Regulatory Approvals

        Before IBC and Midwest may complete the merger, IBC must receive the approval of the Federal Reserve Board. In addition, if and when the Federal Reserve Board approves the Merger, IBC and Midwest must wait an additional 30 days before completing the merger to allow the U.S. Department of Justice to take further action to delay or block the merger. (The Department of Justice may shorten this 30-day period in its discretion.) IBC filed its application for approval of the merger with the Federal Reserve Board on March 23, 2004. While IBC expects to receive Federal Reserve Board approval, no assurance can be made as to whether or when the approval will be given.

Distribution of IBC Common Stock

        At the effective time of the merger, Midwest’s shareholders will cease to own shares of Midwest. Subject to certain adjustments pursuant to the merger agreement, each share of Midwest common stock issued and outstanding immediately prior to the completion of the merger will automatically be converted into the right to receive total consideration of $43.456, consisting of $17.3824 in cash and shares of IBC common stock valued at $26.0736.

        At the effective time of the merger, IBC will deliver to its exchange agent the amount of cash and number of shares of IBC common stock issuable in the merger. Within five business days after the closing of the merger, the exchange agent will send you and other former Midwest shareholders transmittal materials to be used to exchange the old Midwest stock certificates. The transmittal materials will contain instructions with respect to the surrender of old Midwest stock certificates. After the effective time of the merger, once the exchange agent receives your old Midwest stock certificates, the exchange agent will send you a certified check for the cash payable in exchange for your shares of Midwest common stock and will register the shares of IBC common stock issuable to you in the name and at the address appearing on Midwest’s stock records as of the time of the merger or such other name or address as you request in the transmittal materials. The exchange agent will not be required to register the shares in that manner until it has received all of your old Midwest stock certificates (or an affidavit of loss for such certificate or certificates and, if required by IBC or the exchange agent, an indemnity bond), together with properly executed transmittal materials. Such old Midwest stock certificates, transmittal materials, and affidavits must be in a form and condition reasonably acceptable to IBC and the exchange agent. The exchange agent will have discretion to determine reasonable rules and procedures relating to the exchange (or lack thereof) of old Midwest stock certificates and the payment of the per share merger consideration.

Exclusive Commitment to IBC

Board Recommendation

        The Midwest Board of Directors has approved the merger agreement and the merger and other transactions contemplated by the merger agreement. The Midwest Board of Directors believes that the merger agreement is in the best interests of Midwest and its shareholders and recommends that the Midwest shareholders vote FOR approval of the merger. See “Merger Recommendation and Reasons for the Merger” on page 17 above.

No Negotiations with Third Parties

        In addition to the commitment of the Board of Directors of Midwest to recommend the merger to its shareholders, Midwest has agreed that it will not directly or indirectly invite, initiate, solicit, or encourage any other party to make any proposal involving the sale of Midwest or Midwest Guaranty Bank. Further, Midwest has agreed that it will not (i) negotiate with any other party regarding a possible sale of Midwest, except upon the receipt of an unsolicited offer from a third party as required by applicable law, or (ii) provide any nonpublic information about itself or any of Midwest’s subsidiaries to any party other than IBC, except as required by applicable law. Midwest must promptly notify IBC of all inquires and proposals that it receives relating to a proposed acquisition transaction and must keep IBC informed on the status and details of any such inquiry or proposal.

Payment after Certain Events

        If the shareholders of Midwest fail to approve the merger agreement at the special shareholders meeting described in this prospectus and proxy statement, and such failure is due in whole or in part to the existence of any acquisition proposal which competes or is otherwise inconsistent with the transactions contemplated by the merger agreement, then Midwest is required to promptly pay to IBC a fee of $250,000. The fee would be increased to $500,000 if an inquiry or proposal was solicited, directly or indirectly, by any officer, director, shareholder, or other representative of Midwest or if Midwest otherwise breaches other covenants in the merger agreement related to its commitment to deal exclusively with IBC.

Conduct of Midwest Pending the Completion of the Merger

        In the merger agreement, Midwest made certain covenants to IBC. These covenants, which remain in effect until the merger is completed or until the merger agreement has been terminated, are summarized below.

Ordinary Course of Business

        Midwest has agreed to conduct its business, and manage its property only in the usual, regular, and ordinary course in substantially the same manner as before the merger agreement was signed. In particular, Midwest has agreed, among other things, to:

•	preserve its business organization and that of each of its subsidiaries;

•	retain the services of its employees;

•	preserve the goodwill of customers and others with whom business relationships exist;

•	refrain from declaring, setting aside, making, or paying any dividend or other distribution;

•	refrain from issuing any shares of capital stock, issuing any rights, redeeming shares of stock, or making any changes to capitalization;

•	refrain from making any change in its Articles of Incorporation, Bylaws, or capital stock except as effected by the merger agreement;

•	take no action to increase the salary, severance, or other compensation payable to, or fringe benefits of, or pay any bonus to, any officer, director, or employee as a class or group, except as contemplated by the merger agreement;

•	take no action to enter into, extend, or renew any employment or consulting agreement, except as in the ordinary course of business where the agreement is terminable at will without liability;

•	take no action to enter into or modify any employee benefit plans relating to any director, officer, or employee, except as may be required by law or the merger agreement;

•	maintain its books, accounts, and records in the usual and ordinary course;

•	except with prior consultation with IBC, refrain from originating any consumer loan in excess of $250,000 or any commercial loan in excess of $400,000;

•	refrain from entering into any contract or arrangement with a labor union or any contract or arrangement not made in the ordinary course of business;

•	take no action to borrow money except in the ordinary course of business;

•	take no action to change its method of accounting in effect for the year ended December 31, 2002;

•	make no capital expenditures in excess of $25,000 or $50,000 in the aggregate, except in the ordinary course of business or in connection with the merger agreement;

•	refrain from entering into any lease or lease renewal of real or personal property providing for annual payments exceeding $5,000;

•	take no action with respect to any branch location;

•	refrain from purchasing any security or material investment, other than in connection with foreclosures or other repossessions, except for U.S. Treasury or Government agency securities with maturities of three years of less, or commercial paper, agreements to repurchase or federal funds with maturities of 90 days or less;

•	take no action to grant any preferential rights to purchase any assets or requiring the consent of any other party to transfer and assign such assets or rights;

•	refrain from materially changing or modifying any lending or investment policies;

•	refrain from entering into any futures, option, interest, or other hedging contract, except as necessitated by changes in interest rates an in accordance with safe and sound banking practices;

•	take no action that would cause any of the representations and warranties contained in the merger agreement to be false or would fail to cause any conditions precedent to be satisfied;

•	refrain from taking any action that would be impede or delay the merger or the ability of any party to perform under the merger agreement;

•	take no action to increase or decrease the interest rate on time deposits or certificates of deposit (except as permitted by the merger agreement); and

•	notify IBC in writing of any matter or event that would have a material adverse effect on Midwest.

Environmental Investigation

        Midwest has agreed to permit IBC to conduct a phase one environmental assessment of each parcel of real property currently owned or leased by Midwest or any of its affiliates, excluding space leased by Midwest in office or retail establishments for automatic teller machine or branch facilities, or other office leases where the space leased is less than 20% of the total space leased to all tenants. IBC may order a phase two environmental assessment if reasonably required by the phase one results.

        If the reports resulting from such investigations state that remedial work will need to be performed to such real estate that in the aggregate will cost more than $100,000 but less than $500,000 (or if the environmental expert making the report is unable to estimate, with any reasonable degree of certainty, that such costs will be less than $50,000), then IBC has the right to deduct the estimated costs of the remedial work from the cash that would otherwise be paid to Midwest shareholders in the merger. However, if IBC notifies Midwest that it intends to deduct such costs from the cash payable to Midwest shareholders in the merger, the Midwest Board of Directors can decide to terminate the merger agreement and cancel the merger. If the estimated costs of any remedial environmental work are expected to exceed $500,000, both IBC and Midwest have the right to terminate the merger agreement.

Insurance and Indemnification

        For a period of three years, IBC has agreed to honor any rights to indemnification existing at the time of the merger, in favor of the present and former directors and officers of Midwest and its subsidiaries under their articles of incorporation or existing bylaws. These enforceable contractual rights will remain in effect following the merger with respect to acts or omissions occurring before the merger with the same force and effect as before the merger.

        In addition, IBC has agreed to cooperate with Midwest to cause the officers and directors of Midwest immediately prior to the merger to be covered immediately following the merger by the directors’ and officers’ liability insurance policy maintained by Midwest for acts or omissions occurring before the merger that were committed by Midwest’s officers and directors in their capacities as officers and directors. IBC may substitute for Midwest’s current coverage new coverage under policies offering comparable coverage and amounts to IBC’s policies for its own officers and directors.

Conditions to Closing the Merger

Mutual Conditions to Close

The obligations of each of IBC and Midwest to complete the merger are subject to the fulfillment of certain conditions, including the following:

•	the shareholders of Midwest must have approved the merger agreement;

•	each governmental agency having jurisdiction over the merger must have approved or consented to the merger;

•	all requisite third parties must have given the appropriate approval, consent, or waiver;

•	IBC and Midwest must not be subject to any order, decree, or injunction by any court or governmental authority that enjoins or prohibits the completion of the merger;

•	there must be no pending or threatened proceedings before governmental authorities that attempt to prohibit, restrict, or make the merger illegal;

•	the registration statement of which this prospectus and proxy statement is a part must have been declared effective by the SEC and must not be subject to a stop order or threatened stop order; and

•	Clarke B. Maxson, the President and CEO of Midwest Guaranty Bank, must have executed and delivered an Amended and Restated Employment Agreement, in the form attached as Exhibit D to the merger agreement and described under “Voting and Management Information —Interests of Certain Persons in the Merger” on page 81.

IBC’s Conditions to Close

        In addition to the mutual conditions to close described above, IBC’s obligation to complete the merger is subject to the fulfillment of additional conditions, including the following:

•	the representations and warranties made by Midwest and Midwest Guaranty Bank in the merger agreement must be true and correct as of the closing date or to a specifically related earlier date;

•	Midwest and Midwest Guaranty Bank must have performed in all material respects all of the agreements, conditions, and covenants made in the merger agreement to be completed at or before the closing;

•	Midwest and Midwest Guaranty Bank must provide an accounting of all expenses incurred by each of them in connection with the merger;

•	IBC must have received an opinion from Bracewell & Patterson, L.L.P. (legal counsel for Midwest) to the effect that Midwest is in good standing, Midwest Guaranty Bank is in good standing, the merger has been approved by the Boards of both companies, the merger agreement is binding on each of them, and that upon filing of the Certificate of Merger, the merger will become effective;

•	any information received by IBC making the representations and warranties from Midwest and Midwest Guaranty Bank true and correct must not have a material adverse impact on IBC;

•	Midwest's stock and options must not exceed 1,022,254 shares at the closing date; and

•	no condition, event, circumstance, fact, or occurrence may occur that reasonably may be expected to have a material adverse effect on Midwest.

Midwest’s Conditions to Close

        In addition to the mutual conditions to close described above, Midwest’s obligation to complete the merger is subject to the fulfillment of additional conditions, including the following:

•	the representations and warranties made by IBC in the merger agreement must be true and correct as of the closing date or to a specifically related earlier date;

•	IBC must have performed in all material respects all of the agreements, conditions, and covenants made in the merger agreement to be completed at or before the closing;

•	Midwest must have received an opinion from Varnum, Riddering, Schmidt & Howlett LLP (legal counsel for IBC) to the effect that IBC is in good standing, the merger agreement has been duly executed by IBC and is binding on IBC, and that upon filing of the Certificate of Merger, the merger will become effective; and

•	Midwest must have received a tax opinion from Varnum, Riddering, Schmidt &Howlett LLP to the effect that the merger will qualify as a reorganization and IBC and Midwest will each qualify as a party to the reorganization.

Termination

        Prior to the merger, the merger agreement may be terminated by the mutual consent of IBC and Midwest or may be terminated by either of them if the merger has not been completed on or before August 31, 2004.

IBC’s Right to Terminate

        In addition, IBC may terminate the merger agreement and abandon the merger on its own action upon the occurrence of additional events specified in the merger agreement including, among others, the following:

•	Midwest, prior to closing, breaches any covenant, undertaking, representation, or warranty in the merger agreement, and such breach remains uncured for more than 30 days after written notice from IBC;

•	the denial or withdrawal of the application for regulatory approval at the request or recommendation of a governmental entity, unless a petition for rehearing or an amended application is filed within 25 days after such denial or withdrawal;

•	the failure of Midwest’s shareholders to approve the merger agreement by the requisite vote of approval at the special shareholders meeting described in this prospectus and proxy statement; or

•	certain environmental risks exist for which the cost of remediation exceeds $500,000.

Midwest’s Right to Terminate

        In addition, Midwest may terminate the merger agreement and abandon the merger on its own action upon the occurrence of additional events specified in the merger agreement including, among others, the following:

•	IBC, prior to closing, breaches any covenant, undertaking, representation, or warranty in the merger agreement, and such breach remains uncured for more than 30 days after written notice from Midwest;

•	the denial or withdrawal of the application for regulatory approval at the request or recommendation of a governmental entity, unless a petition for rehearing or an amended application is filed within 25 days after such denial or withdrawal;

•	the failure of Midwest’s shareholders to approve the merger agreement by the requisite vote of approval at the special shareholders meeting described in this prospectus and proxy statement;

•	certain environmental risks exist for which the cost of remediation exceeds $100,000 and IBC exercises its right to deduct the costs of such remediation from the cash otherwise payable to Midwest shareholders in the merger;

•	certain environmental risks exist for which the cost of remediation exceeds $500,000; or

•	IBC exercises its right to increase the average closing price of IBC common stock to $23.392 for purposes of calculating the number of shares of IBC common stock to be issued for each share of Midwest common stock. (IBC is only entitled to exercise this right in certain situations. Please see “Termination” on page 26 above for more information.)

Effect of Termination

        If either IBC or Midwest terminates the merger agreement as a result of a breach by the other party, the non-breaching party is entitled to reimbursement of all reasonable costs and expenses incurred in connection with the consummation of the merger in an amount not to exceed $100,000. Certain provisions of the merger agreement, including provisions regarding confidentiality, will survive termination of the merger agreement. In addition, neither company will be released from liability to the other for any liabilities or damages arising out of its knowing or intentional breach of any provision of the merger agreement.

        In addition to the transaction costs described above, if the shareholders of Midwest fail to approve the merger agreement at the special shareholders meeting described in this prospectus and proxy statement, and such failure is due in whole or in part to the existence of any acquisition proposal which competes or is otherwise inconsistent with the transactions contemplated by the merger agreement, then Midwest is required to promptly pay to IBC a fee of $250,000. The fee shall be increased to $500,000 if an inquiry or proposal was solicited, directly or indirectly, by any officer, director, shareholder, or other representative of Midwest or if Midwest otherwise breaches other covenants in the merger agreement related to its commitment to deal exclusively with IBC.

Description of IBC Common Stock

        IBC’s authorized capital stock consists of 30 million shares of common stock, $1.00 par value per share, and 200,000 shares of preferred stock, no par value per share. As of December 31, 2003, IBC had 19,568,867 shares of IBC common stock outstanding and no shares of IBC preferred stock outstanding. IBC expects to issue not more than 1,200,000 shares of IBC common stock in the merger.

        Holders of IBC common stock are entitled to dividends out of funds legally available for that purpose when, as, and if declared by IBC’s Board of Directors. Each holder of IBC common stock is entitled to one vote for each share held on each matter submitted for shareholder action. IBC common stock has no preemptive rights, cumulative voting rights, conversion rights, or redemption provisions.

        In the case of any liquidation, dissolution, or winding up of the affairs of IBC, holders of IBC common stock would be entitled to receive, pro rata, any assets distributable to common shareholders in proportion to the number of shares held by them.

        All outstanding shares of IBC common stock are, and shares to be issued pursuant to the merger will be, when issued, fully paid and non-assessable.

Comparison of Rights of IBC and Midwest Shareholders

        If the merger is completed, holders of Midwest common stock will become holders of IBC common stock. Holders of IBC common stock will continue to be holders of IBC common stock after the merger.

        Because both Midwest and IBC are incorporated under Michigan law, their respective shareholders’ rights are governed by the Michigan Business Corporation Act. As a Midwest shareholder, your rights are currently governed by Midwest’s Articles of Incorporation and Bylaws and the Michigan Business Corporation Act. However, after the merger, your rights will be governed by IBC’s Restated Articles of Incorporation and Amended and Restated Bylaws and the Michigan Business Corporation Act. The following discussion compares Midwest’s Articles of Incorporation and Bylaws to IBC’s Restated Articles of Incorporation and Amended and Restated Bylaws.

        The following comparison is not intended to be complete and is qualified in its entirety by reference to IBC’s Restated Articles of Incorporation and Amended and Restated Bylaws and Midwest’s Articles of Incorporation and Bylaws. Copies of these documents are available upon request. See “Where You Can Find More Information” on page 85 below.

Anti-Takeover Provisions – In General

        Midwest’s Articles of Incorporation, as amended, contain provisions that could prevent or delay the acquisition of Midwest by means of a tender offer, proxy contest, or otherwise. These provisions could also limit shareholders’ participation in certain types of business combinations or other transactions that might be proposed in the future, regardless of whether those transactions were favored by a majority of shareholders, and could enhance the ability of officers and directors to retain their positions.

        IBC’s Restated Articles of Incorporation, as amended, contain similar types of provisions. Material differences in the companies’ organizational documents with respect to such anti-takeover provisions are discussed below under separate sections, such as “Size and Classification of the Board of Directors” and “Removal of Directors.”

Authorized Capital

        The total authorized shares of capital stock of IBC consists of 30 million shares of common stock, $1.00 par value per share, and 200,000 shares of preferred stock. As of December 31, 2003, there were 19,568,867 shares of IBC common stock outstanding. IBC has not issued any shares of preferred stock. IBC’s Restated Articles of Incorporation, as amended, authorize IBC’s Board of Directors to issue preferred stock from time to time and to fix the rights, preferences and limitations of each series of preferred stock. This includes the designation of the series and the number of shares in it, the dividend rate, whether and when shares will be redeemable, the prices at which shares will be redeemable, rights upon liquidation, any sinking fund provisions, any conversion or exchange privileges, voting rights, any restrictions on the payment of dividends or other distributions on other classes of stock and any other rights, preferences or limitations.

        The issuance of shares of IBC preferred stock could adversely affect the rights of the holders of IBC common stock and adversely affect the availability of earnings for distribution to the holders of IBC common stock.

        The total authorized capital stock of Midwest consists of 2.2 million shares of common stock, no par value. No share of Midwest common stock is entitled to any preferences and all shares are equal. Midwest’s Articles of Incorporation, as amended, do not authorize any other shares or classes of capital stock.

Size and Classification of the Board of Directors

        Under IBC’s Restated Articles of Incorporation, as amended, IBC’s Board of Directors is divided into three classes, as nearly equal in number as possible. The term of office of one class of directors expires each year. The number of directors is determined from time to time by resolution adopted by the affirmative vote of at least 75% of the directors of IBC and a majority of the “continuing directors,” as defined in IBC’s Restated Articles of Incorporation. Currently, IBC’s Board of Directors is composed of six members. Because of the classification of IBC’s Board of Directors, it would normally take at least two annual meetings of shareholders to change a majority of the members of IBC’s Board of Directors.

        Midwest’s Bylaws provide that Midwest’s Board of Directors shall be elected at each annual shareholder meeting. Currently, Midwest’s Board of Directors is composed of nine members.

Limitation of Personal Liability of Directors

        Both IBC’s Restated Articles of Incorporation and Midwest’s Articles of Incorporation, as modified by the Michigan Business Corporation Act, provide that a director will not be personally liable to the corporation for money damages for breach of the director’s fiduciary duty. However, a director’s liability cannot be limited for: (1) the amount of any financial benefit received by a director to which he or she is not entitled; (2) intentional infliction of harm on the corporation or its shareholders; (3) an illegal dividend, distribution or loan to an officer, director or employee of the corporation that is contrary to the Michigan Business Corporation Act; or (4) an intentional criminal act.

Removal of Directors

        Under IBC’s Restated Articles of Incorporation, any one or more directors may be removed from office at any time, with or without cause, but only by either (1) the affirmative vote of a majority of the continuing directors and at least 75% of the Board of Directors or (2) the affirmative vote, at a meeting of the shareholders called for that purpose, of the holders of at least 75% of the voting power of the then outstanding shares of capital stock entitled to vote generally in the election of directors voting together as a single class.

        Under Midwest’s Bylaws, a director may be removed from office at any time, with or without cause, by a majority in interest of the shareholders at an annual or special meeting.

Shareholder Nominations of Directors

        Under IBC’s Restated Articles of Incorporation, nominations for the election of directors may be made by the Board of Directors or by a shareholder entitled to vote in the election of directors. A shareholder entitled to vote in the election of directors, however, may make such a nomination only if written notice of such shareholder’s intent to do so has been given, either by personal delivery or by United States mail, postage prepaid, and received by IBC (a) with respect to an election to be held at an annual meeting of shareholders, not later than 60 nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting (or, if the date of the annual meeting is changed by more than 20 days from such anniversary date, within 10 days after the date IBC mails or otherwise gives notice of the date of such meeting), and (b) with respect to an election to be held at a special meeting of shareholders called for that purpose, not later than the close of business on the 10th day following the date on which notice of the special meeting was first mailed to the shareholders by IBC.

        An IBC shareholder’s notice of intent to make a nomination shall set forth: (1) the name(s) and address(es) of the shareholder who intends to make the nomination and of the person or persons to be nominated; (2) a representation that the shareholder (a) is a holder of record of stock of IBC entitled to vote at such meeting, (b) will continue to hold such stock through the date on which the meeting is held, and (c) intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (3) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination is to be made by the shareholder; (4) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to Regulation 14A promulgated under Section 14 of the Securities Exchange Act of 1934, as amended, had the nominee been nominated by the Board of Directors; and (5) the consent of each nominee to serve as a director of IBC if so elected.

        Neither Midwest’s Articles of Incorporation nor its Bylaws contain provisions specifically dealing with director nominations.

Shareholder Proposals

        Under IBC’s Amended and Restated Bylaws, a shareholder who wishes to present a proposal for action at a shareholders’ meeting must follow certain procedures. In order to present the proposal, the shareholder must give timely notice of the matter in writing to IBC. For annual meetings, to be timely the notice must be delivered to or mailed to and received by IBC not less than 30 days prior to the scheduled meeting, provided that if given less than 40 days prior to the meeting, IBC must receive the notice within 10 days following the notice of the meeting sent by IBC to the shareholders

        The notice by the IBC shareholder must include the following information:  (1) the shareholder’s name and record address; (2) a representation that the shareholder (a) is a holder of record of IBC stock entitled to vote at such meeting, (b) will continue to hold such stock until the date of such meeting, and (c) intends to appear in person or by proxy at the meeting to submit the proposal to shareholder vote; (3) a brief description of the matter to be acted on; and (4) any financial or other interest that the shareholder has in the proposal.

        Neither Midwest’s Articles of Incorporation nor its Bylaws contain provisions specifically dealing with shareholder proposals.

State Anti-Takeover Laws

        Fair Price Act. Certain provisions of the Michigan Business Corporation Act, referred to as the Fair Price Act, establish a statutory scheme similar to the supermajority and fair price provisions found in many corporate charters. The Fair Price Act applies to both IBC and Midwest. The Fair Price Act provides that a supermajority vote of 90% of the shareholders and no less than two-thirds of the votes of noninterested shareholders must approve a “business combination.” The Fair Price Act defines a “business combination” to include nearly any merger, consolidation, share exchange, sale of assets, stock issuance, liquidation, or reclassification of securities involving an “interested shareholder” or certain “affiliates” of an interested shareholder. An “interested shareholder” is generally any person who owns 10% or more of the outstanding voting shares of the corporation. An “affiliate” is a person who directly or indirectly controls, is controlled by, or is under common control with a specified person.

        The supermajority vote required by the Fair Price Act does not apply to business combinations that satisfy certain conditions. These conditions include, among others: (1) the purchase price to be paid for the shares of common stock in the business combination must be at least equal to the highest of either (a) the market value of the shares on the date that the business combination was announced or on the date that the interested shareholder first became an interested shareholder, whichever is higher, or (b) the highest per share price paid by an interested shareholder within the two-year period preceding the announcement of the business combination or in the transaction in which the shareholder first became an interested shareholder, whichever is higher; (2) once becoming an interested shareholder, the person may not become the beneficial owner of any additional shares of the corporation except as part of the transaction that resulted in the interested shareholder becoming an interested shareholder or by virtue of proportionate stock splits or stock dividends; and (3) at least five years have passed between the date the interested shareholder first became an interested shareholder and the date the business combination is completed. The requirements of the Fair Price Act do not apply to business combinations with an interested shareholder that the Board of Directors has approved or exempted from the requirements of the Fair Price Act by resolution before the time that the interested shareholder first became an interested shareholder.

        Control Share Act. Certain portions of the Michigan Business Corporation Act, referred to as the Control Share Act, also regulate the acquisition of “control shares” of widely held Michigan corporations. The Control Share Act applies to IBC and Midwest and their shareholders. The Control Share Act establishes procedures governing “control share acquisitions.” A control share acquisition is defined as an acquisition of shares by an acquiror which, when combined with other shares held by that person or entity, would give the acquiror voting power in the election of directors of the corporation at or above any of the following thresholds: 20%, 33%, and 50%. Under the Control Share Act, an acquiror may not vote “control shares” that were acquired in a control share acquisition unless the corporation’s disinterested shareholders (defined to exclude the acquiring person, officers of the target corporation and directors of the target corporation who are also employees of the corporation) vote to confer voting rights on the control shares. The Control Share Act does not affect the voting rights of shares owned by an acquiring person before the control share acquisition. The Control Share Act entitles corporations to redeem control shares from the acquiring person under certain circumstances. In other cases, the Control Share Act confers dissenters’ rights upon all of a corporation’s shareholders except the acquiring person.

Amendments to Articles of Incorporation and Bylaws

        Under the Michigan Business Corporation Act, a corporation’s articles of incorporation may be amended by the affirmative vote of the majority of the outstanding shares entitled to vote. In addition, an amendment to a corporation’s articles of incorporation may require the approval of the majority of the outstanding shares of a class or series of stock if the amendment would (1) increase or decrease the authorized number of shares of that class or series or (2) alter or change the powers, preferences or special rights of that class or series so as to affect them directly. However, a corporation’s articles of incorporation may specify that an amendment to one or more provisions of the articles must be approved by higher percentages. Neither IBC’s Restated Articles of Incorporation, nor Midwest’s Articles of Incorporation, contain specific provisions dealing with amendments to the Articles of Incorporation.

        Under the Michigan Business Corporation Act, a corporation’s bylaws may be amended by either the board of directors or the shareholders, unless the corporation’s articles of incorporation or bylaws provide that only the shareholders may amend the bylaws or any particular bylaw. IBC’s Amended and Restated Bylaws provide that they may be amended either by the shareholders or the Board of Directors. Midwest’s Bylaws provide that they may be amended only by a majority in interest of the shareholders.

Indemnification Provisions

        Under the Michigan Business Corporation Act, a corporation is permitted to, and in some circumstances must, indemnify its officers, directors, employees and agents, as well as persons who were serving in similar positions with another entity at the corporation’s request, in a variety of situations.

        The indemnification provisions in both IBC’s and Midwest’s charter documents are somewhat more limited. Generally, IBC’s Restated Articles of Incorporation and Midwest’s Articles of Incorporation provide that directors and executive officers of the corporation will be indemnified to the fullest extent permitted by the Michigan Business Corporation Act. Persons who are not directors or executive officers of IBC or Midwest, may be similarly indemnified, but only if the indemnification is approved by the Board of Directors, or shareholders in the case of Midwest, or required by the Michigan Business Corporation Act.

Shareholder Action by Written Consent

        Under the Michigan Business Corporation Act, the shareholders of a corporation may take an action either at a meeting or without a meeting if all of the shareholders sign a written consent authorizing the action. However, unanimous approval by written consent is not required if the corporation’s articles of incorporation allow the shareholders holding a majority of the voting power (or such higher level as may be required) to take action by written consent. In that case, certain other conditions must be met, such as providing notice of the action to all shareholders who did not sign the consent.

        IBC’s Restated Articles of Incorporation do not allow a majority of shareholders to take action without a meeting. Midwest’s Articles of Incorporation allow a majority in interest of shareholders to take action without a meeting.

Public Markets for IBC’s and Midwest’s Shares

        IBC’s common stock is listed on the Nasdaq National Market System. There is no established public trading market for Midwest’s common stock.

Restrictions on Midwest Affiliates

        All shares of IBC common stock received by Midwest shareholders in the merger will be freely transferable, except that shares of IBC common stock received by persons who are deemed to be “affiliates” (as defined under the Securities Act of 1933) of Midwest before the merger may only be resold in transactions permitted by the resale provisions of Rule 145 under the Securities Act of 1933 or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of Midwest generally include individuals or entities that control, are controlled by, or are under common control with, Midwest and may include certain officers, directors, and principal shareholders of Midwest.

        This prospectus and proxy statement covers IBC common stock to be issued in connection with the merger. It does not cover any resales of IBC common stock to be received by affiliates upon completion of the merger, and no person is authorized to make any use of this prospectus and proxy statement in connection with any such resale.

Material Federal Income Tax Consequences

        The following discussion addresses the material United States federal income tax consequences of the merger to holders of Midwest common stock. This discussion applies only to Midwest shareholders who hold their Midwest common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code. Further, this discussion does not address all aspects of United States federal income taxation that may be relevant to a particular shareholder in light of his or her personal circumstances or to shareholders subject to special treatment under the United States federal income tax laws, including: banks or trusts; tax-exempt organizations; insurance companies; regulated investment companies or mutual funds; dealers in securities or foreign currency; traders in securities who elect to apply a mark-to-market method of accounting; pass-through entities and investors in such entities; foreign persons; and shareholders who hold Midwest common stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated instrument; and shareholders of Midwest common stock who acquired their shares of Midwest common stock upon the exercise of warrants or employee stock options or otherwise as compensation.

        This discussion is based on the Internal Revenue Code, Treasury regulations, administrative rulings and judicial decisions, all as currently applicable, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. Tax considerations under state, local and foreign laws are not addressed in this document. Tax consequences to you may vary depending upon your particular circumstances. Therefore, you should consult your tax advisor to determine the particular tax consequences of the merger to you, including those relating to state and/or local taxes.

        It is a condition to the obligations of Midwest and IBC to complete the merger that they receive from Varnum, Riddering, Schmidt & Howlett LLP, legal counsel for IBC, an opinion regarding material federal income tax consequences of the merger. IBC and Midwest believe, based on this opinion, that the merger will have the following federal income tax consequences:

•	the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and IBC and Midwest will each be a “party to a reorganization” within the meaning of Section 368(b);

•	the basis of Midwest’s assets in the hands of IBC will be the same as the basis of those • assets in the hands of Midwest immediately before the reorganization;

•	no gain or loss will be recognized by IBC on the receipt by IBC of the assets of Midwest in exchange for IBC common stock and the assumption by IBC of the liabilities of Midwest; and

•	the holding period of the assets of Midwest in the hands of IBC will include the holding period during which such assets were held by Midwest.

        The tax opinion assumes the absence of changes in existing facts and relies on assumptions, representations, and covenants, including those contained in certificates of officers of IBC and Midwest. The tax opinion neither binds nor precludes the Internal Revenue Service from adopting a contrary position. An opinion of counsel sets forth such counsel’s legal judgment and has no binding effect or official status of any kind and no assurance can be given that contrary positions will not be successfully asserted by the Internal Revenue Service or adopted by a court if the issues are litigated. Accordingly, you are strongly urged to consult with your tax advisor to determine the particular United States federal, state, local, or foreign income or other tax consequences of the merger to you.

Exchange for Cash and IBC Common Stock

        As a result of receiving a combination of cash and IBC common stock in exchange for shares of Midwest common stock, a Midwest shareholder will recognize gain, but not loss, equal to the lesser of (1) the amount of cash received or (2) the amount of gain “realized” in the merger. The amount of gain a Midwest shareholder “realizes” will equal the amount by which (a) the cash plus the fair market value at the effective time of the merger of the IBC common stock received exceeds (b) the shareholder’s tax basis in the Midwest common stock surrendered in the merger. If a shareholder of Midwest common stock purchased his or her shares of Midwest common stock at different prices, such Midwest shareholder will have to compute his or her recognized gain or loss separately for the shares of Midwest common stock with different adjusted basis in accordance with the rules described in the previous sentence. Any recognized gain would be taxed as a capital gain or a dividend, as described below. The tax basis of the IBC common stock received in the merger will be the same as the tax basis of the shares of Midwest common stock surrendered in the merger decreased by the amount of cash received in the merger and increased by the (i) gain recognized in the merger, if any and (ii) dividend income recognized in the merger, if any. The holding period for shares of IBC common stock received by a Midwest shareholder will include such shareholder’s holding period for the Midwest common stock surrendered in exchange for the IBC common stock, provided that such shares of Midwest common stock were held as capital assets of the shareholder at the effective time of the merger.

        In certain circumstances, a Midwest shareholder may receive ordinary income, rather than capital gain treatment on all or a portion of the gain recognized in the merger if receipt of the cash portion of the merger consideration has the effect of the distribution of a dividend under the principles of Section 302 of the Internal Revenue Code. The determination of whether a cash payment has such effect is based on a comparison of the Midwest shareholder’s proportionate interest in IBC after the merger with the proportionate interest the Midwest shareholder would have had if the shareholder had received solely IBC common stock in the merger. For purposes of this comparison, the Midwest shareholder may constructively own shares of IBC held by certain members of the Midwest shareholder’s family or certain entities in which the Midwest shareholder has an ownership or beneficial interest and certain stock options may be aggregated with the Midwest shareholder’s shares of IBC common stock. The amount of the cash payment that may be treated as a dividend is limited to the shareholder’s ratable share of the accumulated earnings and profits of Midwest at the effective time of the merger. Any gain that is not treated as a dividend will be taxed as a capital gain, provided that the Midwest shareholder’s common stock was held as a capital asset at the time of the merger. Capital gain or loss recognized by a Midwest shareholder in the merger will be long-term capital gain or loss if the holding period of the shares of Midwest common stock exceeds one year at the completion of the merger. In the case of individuals, the maximum federal income tax rate applicable to long-term capital gains generally is 15%. If a Midwest shareholder has to recognize ordinary income, such income for individuals is currently taxed at the maximum rate of 35%. The determination of whether a cash payment will be treated as having the effect of a dividend depends primarily upon the facts and circumstances of each Midwest shareholder. Midwest shareholders are urged to consult their own tax advisors regarding the tax treatment of the cash received in the merger.

        A Midwest shareholder who holds Midwest common stock as a capital asset and who receives in the merger, in exchange for such stock, cash in lieu of a fractional share interest in IBC common stock, will be treated as having received such cash in full payment for such fractional share of stock and as capital gain or loss, notwithstanding the dividend rules discussed above.

        Unless an exemption applies under the backup withholding rules of Section 3406 of the Internal Revenue Code, the Exchange Agent is required to withhold, and will withhold, 28% of any cash payments to which a Midwest shareholder is entitled pursuant to the merger, unless the Midwest shareholder provides the appropriate form. A Midwest shareholder should complete and sign the substitute Internal Revenue Service Form W-9 enclosed with the letter of transmittal sent by the Exchange Agent. This completed form provides the information, including the Midwest shareholder’s taxpayer identification number (a social security number for individuals), and certification necessary to avoid backup withholding.

        The foregoing is a summary discussion of material federal income tax consequences of the merger. The discussion is included for general information purposes only and may not apply to a particular Midwest shareholder in light of such shareholder’s particular circumstances. Midwest shareholders should consult their own tax advisors as to the particular tax consequences to them of the merger, including the application of state, local and foreign tax laws and possible future changes in federal income tax laws and the interpretation thereof, which can have retroactive effects.

No Dissenters’ Rights

        Midwest shareholders are not entitled to exercise dissenters’ rights as a result of approval of the merger, and you are not entitled to demand payment for your shares under the Michigan Business Corporation Act.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

        The following unaudited pro forma condensed combined balance sheet and income statement as of and for the year ended December 31, 2003 give effect to the merger. This pro forma financial information is based on the historical consolidated financial statements of IBC and Midwest and their subsidiaries under the assumptions and adjustments set forth in the accompanying notes to the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined balance sheets assume the merger was consummated on December 31, 2003. The unaudited pro forma condensed combined statements of income give effect to the merger as if the merger occurred at the beginning of each period covered by such statements of income. Pro forma per share amounts are based on total merger consideration of $43.456 per share of Midwest common stock. The actual amount of total merger consideration is subject to certain possible adjustments pursuant to the merger agreement.

        The unaudited pro forma condensed combined financial statements reflect the restructuring and other merger related expenses disclosed in the notes to such statements, but do not reflect anticipated cost savings. As a result, the pro forma combined financial condition and results of operations of IBC as of and after the effective time of the merger may not be indicative of the results that actually would have occurred if the merger had been in effect during the periods presented or of the results that may be attained in the future.

        This pro forma financial information should be read in conjunction with the historical consolidated financial statements of IBC and Midwest, including the respective notes to those financial statements, that are included or incorporated by reference in this prospectus and proxy statement, and in conjunction with the pro forma financial data, appearing elsewhere in this prospectus and proxy statement. See “Where You Can Find More Information” on page 85.

Unaudited Pro Forma Condensed Combined Balance Sheet (A)
December 31, 2003
(dollars in thousands)

			Pro Forma
	IBC Historical	Midwest Historical	Adjustments		Combined
ASSETS
Cash and due from banks	$61,741	$7,654			$69,395
Federal funds sold	-	31	(31	) (B)	-
Short-term investments	-	19	(19	) (B)	-

Total cash and cash equivalents	61,741	7,704	(50)		69,395
Securities available for sale	453,996	21,293			475,289
Securities held to maturity	-	295	26	(C)	321
Federal Home Loan Bank and Federal Reserve Bank stock, at cost	13,895	947			14,842
Loans held for sale	32,642	-			32,642
Loans
Commercial and agricultural	603,558	169,983	1,989	(C)	775,530
Real estate mortgage	681,602	26,685			708,287
Installment	234,562	3,758			238,320
Finance receivables	147,671				147,671

Total Loans	1,667,393	200,426	1,989		1,869,808
Allowance for loan losses	(17,728)	(3,170)			(20,898)

Net Loans	1,649,665	197,256	1,989		1,848,910
Property and equipment, net	43,979	5,522		(C)	49,501
Bank owned life insurance	36,850	-			36,850
Goodwill	16,696	-	(1,028	) (C)
			1,862	(D)
			23,066	(H)
			1,823	(H)
			(3,785	) (E)	38,634
Other intangibles	7,523	-	3,785	(E)
			700	(F)	12,008
Accrued income and other assets	41,570	2,196	(554	) (C)
			728	(D)	43,940

Total Assets	$2,358,557	$235,213	$28,562		$2,622,332

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
Non-interest bearing	$192,733	$52,868			$245,601
Savings and NOW	700,541	86,438			786,979
Time	809,532	49,942	204	(C)	859,678

Total Deposits	1,702,806	189,248	204		1,892,258
Federal funds purchased	53,885	11,750	(50	) (B)	65,585
Other borrowings	331,819	7,500	229	(C)
			700	(F)
			16,474	(H)	356,722
Guaranteed preferred beneficial interests in
Company's subordinated debentures	50,600	7,500			58,100
Financed premiums payable	26,340				26,340
Accrued expenses and other liabilities	30,891	1,096	2,590	(D)	34,577

Total Liabilities	2,196,341	217,094	20,147		2,433,582

Commitments and contingent liabilities

Shareholders' Equity
Preferred Stock					-
Common stock	19,569	948	(948	) (G)
			895	(H)	20,464
Capital surplus	119,353	4,431	(4,431	) (G)
			23,816	(H)
			1,823	(H)	144,992
Retained earnings	16,953	12,513	(12,513	) (G)	16,953
Accumulated other comprehensive income	6,341	227	(227	) (G)	6,341

Total Shareholders' Equity	162,216	18,119	8,415		188,750

Total Liabilities and Shareholders' Equity	$2,358,557	$235,213	$28,562		$2,622,332

See notes to pro forma combined financial statements.

Unaudited Pro Forma Condensed Combined Statements of Income
For the Year Ended December 31, 2003
(dollars in thousands, except per share amounts)

				Pro Forma
	IBC Historical	Midwest Historical		Adjustments		Combined
Interest Income
Interest and fees on loans	$118,861		$11,830	$(663	) (J)	$130,028
Securities available for sale
Taxable	11,687		648			12,335
Tax-exempt	8,207		425			8,632
Securities held to maturity - tax exempt			20	(13	) (J)	7
Other investments	611		96			707

Total Interest Income	139,366		13,019	(676)		151,709

Interest Expense
Deposits	27,802		1,924	(102	) (J)	29,624
Other borrowings	16,311		720	(115	) (J)	16,917

Total Interest Expense	44,113		2,644	(217)		46,541

Net Interest Income	95,253		10,375	(460)		105,169
Provision for loan losses	4,032		483			4,515

Net Interest Income After Provision for Loan
Losses	91,221		9,892	(460)		100,654

Non-Interest Income
Service charges on deposit accounts	14,668		778			15,446
Net gains (losses) on asset sales
Real estate mortgage loans	16,269		207			16,476
Securities	(779)					(779)
Title insurance fees	3,092					3,092
Manufactured home loan origination
fees and commissions	1,769					1,769
Other income	7,585		612			8,197

Total Non-Interest Income	42,604		1,597			44,201

Non-Interest Expense
Salaries and employee benefits	43,558		4,840			48,398
Occupancy, net	6,519		796			7,315
Furniture and fixtures	5,539		554			6,093
Other expenses	26,890		2,095	681	(E,F)	29,666

Total Non-Interest Expense	82,506		8,286	681		91,472

Income Before Federal Income Tax	51,319		3,204	(1,140	) (K)	53,383
Federal Income Tax Expense	13,727		942	(399)		14,270

Net Income	$37,592		$2,262	$(741)		$39,113

Net Income Per Common Share
Basic	$1.91	$		$2.39		$1.91

Diluted	$1.87	$		$2.33		$1.86

Average shares outstanding	19,635		948	(948	) (I)
				895	(L)	20,530
Effect of dilutive securities - stock options	424		24	41	(M)	489

Shares outstanding - Dilutive	$20,059		$97	$(12)		$21,019

See notes to pro forma combined financial statements.

Notes to Unaudited Pro Forma Condensed Combined Balance Sheets and Statements of Income

Notes

(A)
The unaudited pro forma consolidated condensed combined balance sheet of IBC and subsidiaries and Midwest and subsidiaries at December 31, 2003 has been prepared as if the merger had been consummated on that date. The unaudited pro forma consolidated condensed combined statement of income for the year ended December 31, 2003 was prepared as if the merger had been consummated at the beginning of the period presented. The unaudited pro forma consolidated condensed combined financial statements are based on the historical financial statements of IBC and the historical financial statements of Midwest and give effect to the merger under the purchase method of accounting and the assumptions and adjustments in the notes that follow.

Assumptions relating to the pro forma adjustments set forth in the unaudited pro forma consolidated condensed combined financial statements are summarized as follows:

(1)     Estimated fair values — The estimated fair value and resulting net premium on loans for purposes of these pro forma financial statements is being amortized to interest income on a sum-of-the-years digits method over their remaining estimated lives, which approximates the effective yield method. The resulting adjustment on deposits and borrowings is being accreted into interest expense over their remaining estimated lives.

(2)     Certain reclassifications have been made to Midwest’s financial information in order to conform to the presentation of IBC’s financial information.

(B)
It is expected that short-term earning assets will pay down federal funds purchased upon the merger.

(C)
Purchase accounting fair value adjustments are estimated as follows (1)(2):

Loans	$1,989
Securities held to maturity	26
Deposits	(204)
Other borrowings	(229)

Total	1,582
Tax effect at 35%	(554)

Net fair value purchase accounting adjustment	$1,028

(1)	Fair value adjustments in accordance with purchase accounting under generally accepted accounting principles.

(2)	A valuation of property and equipment has not been performed as of the date of this document. It is anticipated a valuation will be done to adjust property and equipment to fair value as of the date of the merger.

(D)
Estimated transaction costs are as follows:

Merger related compensation and benefits	1,600
Investment banker	430
Professional services	85
Data processing conversion	340
Other	135

Total	2,590
Tax effect (at 35%)	(728)	(1)

Total estimated transaction cost, net of tax	1,862

These costs are an estimate and may change due to factors of which we are not now aware.

(1)     An estimated $510 in costs are not deductible for tax purposes.

(E)
To record core deposit intangible created which is estimated to be $3,785 equal to 2% of Midwest’s deposits. This amount is an estimate of the value of the core deposit. Although we have engaged a third party to perform a valuation of this intangible asset, this valuation has not been done as of the date of this document. The core deposit intangible is being amortized on a straight-line basis over 7 years.

(F)
To record covenant not to compete for Midwest’s CEO. This amount is an estimate of the value of the covenant not to compete. Although we have engaged a third party to perform a valuation of this intangible asset, this valuation has not been done as of the date of this document. The covenant not to compete will be amortized on a straight-line basis over 5 years.

(G)
Elimination of Midwest’s equity.

(H)
To record common stock issued (60%) and cash paid (40%) for each share of Midwest, as well as the fair value of IBC stock options exchanged for Midwest’s outstanding stock options.

	Total	Stock	Cash	Stock Options

Purchase price (1)	$43,009,076	$24,711,359	$16,474,239	$1,823,478

Midwest shares outstanding (2)	947,754
Price paid per share	$43.456

Fair value of stock options (3)	$1,823,478

Estimated IBC stock price (4)		$27.60
Total IBC common shares issued		895,339

(1)	The cash portion of the purchase price is expected to be funded with proceeds from an established line of credit from an unrelated financial institution.

(2)	Outstanding at December 31, 2003.

(3)	Each Midwest stock option will be converted into IBC stock options based upon terms in the merger agreement. The fair value is equal to the Black-Scholes value of the IBC stock options issued.

(4)	Estimate. Actual will be calculated based on average of closing price of IBC common stock over a measurement period of 20 consecutive days specified in the merger agreement.

(I)
Elimination of Midwest’s average shares.

(J)
Pro forma adjustments to interest income and interest expense were calculated as follows:

Amortization of premium on loans (5 year sum-of-the-years digits method)	(663)
Amortization of premium on securities held to maturity (2 years straight line)	(13)

Total adjustments - interest income	(676)

Accretion of adjustment on deposits (2 year straight line)	102
Accretion of adjustment on other borrowings (2 year straight line)	115

Total adjustments - interest expense	217

(K)
Federal income tax expense is assumed to be 35%, which is IBC’s incremental tax rate.

(L)
Basic and fully diluted weighted average number of common and common stock equivalents utilized for the calculation of earnings per share for the periods presented were calculated using IBC’s historical weighted average basic and diluted shares plus 895,339 shares estimated to be issued to Midwest’s shareholders under the terms of the merger agreement. The shares to be issued were assumed to be issued at the beginning of the period presented.

(M)
Represents adjustment to Midwest’s dilutive effect relating to stock options based on the price paid per share by IBC.

MIDWEST GUARANTY BANCORP, INC.

Description of Business

        Midwest is a bank holding company established in 1988 and headquartered in Troy, Michigan that owns Midwest Guaranty Bank. Midwest Guaranty Bank operates its banking business through its main office in Troy, Michigan and its five branch offices located in Oakland County and western Wayne County. The bank offers commercial and personal banking services, including checking and savings accounts, certificates of deposit, safe deposit boxes, travelers’ checks, money orders, and commercial, mortgage, and consumer loans. The bank emphasizes customer service and relationship banking as the principal means of delivering financial services in the highly competitive markets it serves. As of December 31, 2003, Midwest had, on a consolidated basis, total assets of $235 million, total deposits of $189 million, total portfolio loans of $200 million, and total shareholders’ equity of $18 million.

Midwest Common Stock

        As of April 15, 2004, Midwest had 952,754 shares of its common stock outstanding, held by approximately 207 shareholders of record. In addition, as of April 15, 2004, there were 69,500 shares of Midwest common stock issuable pursuant to outstanding options. There is no established public trading market for Midwest common stock. Midwest has not paid a cash dividend since its inception. Because Midwest has no significant sources of revenue, its ability to pay future dividends to its shareholders is indirectly limited by certain statutory and regulatory restrictions on the ability of its subsidiary bank to pay Midwest dividends in the future.

Selected Financial Data

MIDWEST GUARANTY BANCORP, INC..

FINANCIAL HIGHLIGHTS
As of and for the years ended December 31, 1999 through 2003
(In thousands, except for per share information)

Income Statement Information	2003	2002	2001	2000	1999

Interest income	$13,019	$11,473	$10,977	$10,718	$9,089
Interest expense	2,644	2,256	2,847	2,818	2,363
Net interest income	10,375	9,217	8,130	7,900	6,726
Provision for loan losses	483	590	480	595	420
Non-interest income (1)	1,597	1,316	1,271	1,109	1,062
Non-interest expense (1)	8,286	7,357	6,910	6,429	5,521
Net income	2,262	1,825	1,407	1,361	1,213

Per share information

Net income - basic	$2.39	$1.93	$1.40	$1.31	$1.15
Net income - diluted	2.33	1.90	1.39	1.31	1.15
Dividends declared	-	-	-	-	-
Book value	19.12	16.86	14.78	13.47	11.93

Balance Sheet Information

Total assets	$235,445	$202,459	$167,840	$141,843	$135,192
Investment securities	21,588	27,065	15,764	12,899	12,102
Loans	200,426	160,656	129,537	108,401	97,507
Allowance for loan losses	3,170	2,640	2,180	2,005	1,740
Deposits	189,248	167,961	150,437	127,190	122,147
Federal Home Loan Bank advances	7,500	10,000	2,500	-	-
Subordinated debentures (2)	7,732	7,500	-	-	-
Shareholders' equity	18,119	15,978	14,005	13,558	12,543

Ratios

Return on average assets	1.01%	1.01%	0.92%	0.98%	0.96%
Return on average equity	13.31	12.23	9.87	10.43	10.01
Allowance for loan losses to total loans	1.58	1.64	1.68	1.85	1.78
Net interest income to average
earning assets	5.05	5.71	6.10	6.77	6.37
Shareholders' equity to total assets	7.70	7.89	8.34	9.56	9.28

(1)	Non-interest income and non-interest expense for 2003 include $200,000 and $357,000, respectively, associated with a lawsuit, and related settlement, filed by Midwest to defend its trade name.
(2)	See Note 8 to the consolidated financial statements for Midwest included elsewhere in this document for the accounting of Midwest’s subordinated debentures.

MIDWEST'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS AS OF DECEMBER 31, 2003 AND 2002 AND FOR THE YEARS ENDED
DECEMBER 31, 2003, 2002 AND 2001

        Any statements in this document that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “estimate,” “project,” “may” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are predicated on management’s beliefs and assumptions based on information known to Midwest Guaranty Bancorp, Inc.‘s management as of the date of this document and do not purport to speak as of any other date. Forward-looking statements may include descriptions of plans and objectives of Midwest Guaranty Bancorp, Inc.‘s management for future or past operations, products or services, and forecasts of the Company’s revenue, earnings or other measures of economic performance, including statements of profitability, business segments and subsidiaries, and estimates of credit quality trends. Such statements reflect the view of Midwest Guaranty Bancorp, Inc.‘s management as of this date with respect to future events and are not guarantees of future performance; they involve assumptions and are subject to substantial risks and uncertainties, such as the changes in Midwest Guaranty Bancorp, Inc.‘s plans, objectives, expectations and intentions. Should one or more of these risks materialize or should underlying beliefs or assumptions prove incorrect, the Company’s actual results could differ materially from those discussed. Factors that could cause or contribute to such differences are changes in interest rates, changes in the accounting treatment of any particular item, the results of regulatory examinations, changes in industries where the Company has a concentration of loans, changes in the level of fee income, changes in general economic conditions and related credit and market conditions, and the impact of regulatory responses to any of the foregoing. Forward-looking statements speak only as of the date they are made. Midwest Guaranty Bancorp, Inc. does not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. For any forward-looking statements made in this document, Midwest Guaranty Bancorp, Inc. claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

        The following section presents additional information to assess the financial condition and results of operations of Midwest Guaranty Bancorp, Inc. This section should be read in conjunction with the consolidated financial statements and the supplemental financial data contained elsewhere in this document.

Results of Operations

        Summary.        Net income totaled $2,262,000 in 2003 compared to $1,825,000 in 2002 and $1,407,000 in 2001. The increases in net income are primarily a result of increases in net interest income and service charges on deposit accounts, partially offset by increases in non-interest expense and federal income taxes. The results for 2003 also include the pre-tax impact of approximately $157,000 of costs, net of settlement proceeds, related to a lawsuit filed by the Company which was subsequently settled. This transaction is described in more detail below.

        Diluted earnings per share were $2.33 for 2003 compared to $1.90 for 2002 and $1.39 for 2001. The improvement in diluted earnings per share for 2003 represents a 23% increase over 2002 despite the net costs of the lawsuit noted above. Return on average equity was approximately 13.31% for 2003 compared to 12.23% for 2002 and 9.87% for 2001.

        Net Interest Income. Tax equivalent net interest income totaled $10,604,000 during 2003, compared to $9,385,000 and $8,282,000 during 2002 and 2001, respectively. We review yields on certain asset categories and our net interest margin on a fully taxable equivalent basis. In this presentation, net interest income is adjusted to reflect tax-exempt interest income on an equivalent before tax basis. This measure ensures comparability of net interest income arising from both taxable and tax-exempt sources. The adjustments to determine tax equivalent net interest income were computed using a 34% tax rate.

        The increase in tax equivalent net interest income in 2003 compared to 2002 reflects a $45.6 million or 27.8% increase in average interest-earning assets and a 66 basis point decline in our tax equivalent net interest income as a percent of average interest-earning assets (“Net Yield”). The increase in average interest-earning assets is due primarily to growth in commercial real estate loans, commercial and industrial loans and investment securities. Declining interest rates (through the first half of 2003) and increased levels of lower cost core deposits

MIDWEST'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS AS OF DECEMBER 31, 2003 AND 2002 AND FOR THE YEARS ENDED
DECEMBER 31, 2003, 2002 AND 2001

and other borrowed funds resulted in a 23 basis point decline in our interest expense as a percentage of average interest-bearing liabilities in 2003 compared to 2002. The decline in the cost of funds was more than offset by a 78 basis point decline in the tax equivalent yield on average interest-earning assets to 6.31% in 2003 from 7.09% in 2002. This decline is primarily due to the addition of new loans and new investment securities at lower interest rates as well as both the amortization and prepayment of higher yielding loans.

        The increase in tax equivalent net interest income in 2002 compared to 2001 principally reflects a $28.4 million or 20.9% increase in the amount of average interest earning assets and a 39 basis point decline in Net Yield.

        The following table summarizes average balances and rates on major categories of interest-earning assets and interest-bearing liabilities:

	2003			2002			2001
AVERAGE BALANCES AND TAX EQUIVALENT RATES	Average Balance	Interest	Rate	Average Balance	Interest	Rate	Average Balance	Interest	Rate
	(dollars in thousands)
ASSETS
Taxable loans(1)	$180,491	$11,830	6.55%	$141,840	$10,562	7.45%	$117,596	$10,062	8.56%
Taxable securities	16,199	648	4.00	10,726	472	4.40	7,663	443	5.78
Tax-exempt securities(2)	8,779	674	7.68	6,267	492	7.85	5,631	448	7.96
Other investments	4,381	96	2.19	5,429	115	2.12	4,950	177	3.58

Interest earning assets	209,850	13,248	6.31	164,262	11,641	7.09	135,840	11,130	8.19
Cash and due from banks	9,198			11,080			11,302
Other assets, net	5,242			4,938			5,724

Total assets	$224,290			$180,280			$152,866

LIABILITIES
Savings and NOW	$96,204	929	0.97	$77,237	961	1.24	$57,241	982	1.72
Time deposits	41,953	996	2.37	37,055	1,072	2.89	37,763	1,809	4.79
Other borrowings	20,076	719	3.58	4,661	223	4.78	1,208	57	4.72

Interest bearing
liabilities	158,053	2,644	1.67	118,953	2,256	1.90	96,212	2,848	2.96

Demand deposits	48,635			45,536			42,068
Other liabilities	610			870			330
Shareholders' equity	16,992			14,921			14,256

Total liabilities
and shareholders'
equity	$224,290			$180,280			$152,866

Net interest income		$10,604			$9,385			$8,282

Net interest income
as a percent of
earning assets			5.05%			5.71%			6.10%

(1)     All domestic.
(2)     Interest on tax-exempt securities is presented on a fully tax equivalent basis assuming a marginal tax rate of 34%.

MIDWEST'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS AS OF DECEMBER 31, 2003 AND 2002 AND FOR THE YEARS ENDED
DECEMBER 31, 2003, 2002 AND 2001

        The following table summarizes the change in tax equivalent net interest income from changes in average balances (“volume”) and yields and rates (“rate”).

CHANGE IN TAX	2003 compared to 2002			2002 compared to 2001
EQUIVALENT NET
INTEREST INCOME	Volume	Rate	Net	Volume	Rate	Net

	(in thousands)
Increase (decrease) in
interest income (1)
Taxable loans (2)	$2,639	$(1,371)	$1,268	$1,909	$(1,409)	$500
Taxable securities	222	(46)	176	151	(122)	29
Tax-exempt
securities(3)	193	(11)	182	50	(6)	44
Other investments	(23)	4	(19)	16	(78)	(62)

Total interest
income	3,031	(1,424)	1,607	2,126	(1,615)	511

Increase (decrease) in
interest expense (1)
Savings and NOW	207	(239)	(32)	290	(311)	(21)
Time deposits	131	(207)	(76)	(33)	(704)	(737)
Other borrowings	565	(69)	496	165	1	166

Total interest
expense	903	(515)	388	422	(1,014)	(592)

Net interest
income	$2,128	$(909)	$1,219	$1,704	$(601)	$1,103

(1)	The change in interest due to changes in both balance and rate has been allocated to change due to balance and change due to rate in proportion to the relationship of the absolute dollar amounts of change in each.
(2)	All domestic.
(3)	Interest on tax-exempt securities is presented on a fully tax equivalent basis assuming a marginal tax rate of 34%.

        The following table summarizes the composition of average interest-earning assets and interest-bearing liabilities.

	Year ended December 31,
COMPOSITION OF AVERAGE INTEREST-EARNING ASSETS AND INTEREST-BEARING LIABILITIES	2003	2002	2001

As a percent of average earning assets
Loans--all domestic	86.0%	86.3%	86.6%
Other earning assets	14.0	13.7	13.4

Average earning assets	100.0%	100.0%	100.0%

Savings and NOW	45.8%	47.0%	42.1%
Time deposits	20.0	22.6	27.8
Other borrowings	9.6	2.8	0.9

Average interest bearing liabilities	75.4%	72.4%	70.8%

Earning asset ratio	93.6%	91.1%	88.9%
Free-funds ratio	24.6	27.6	29.2

        Provision for Loan Losses. The provision for loan losses was $483,000 during 2003 compared to $590,000 and $480,000 during 2002 and 2001, respectively. The reduction in the provision for loan losses for 2003 as compared to 2002 was primarily due to continued improvement in the Company’s credit quality and net charge-off position, which more than offset the need for additional provisions related to the commercial loan growth the

MIDWEST'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS AS OF DECEMBER 31, 2003 AND 2002 AND FOR THE YEARS ENDED
DECEMBER 31, 2003, 2002 AND 2001

Company experienced during 2003. Non-performing loans as a percent of total loans improved to 0.46% at the end of 2003 from 0.74% at the end of 2002, and the Company experienced net recoveries of $47,000 in 2003 compared to net charge-offs of $130,000 in 2002 (See “Loans and Asset Quality”). The increase in the provision for loan losses for 2002 as compared to 2001 was primarily the result of the commercial loan growth the Company experienced during 2002.

        Changes in the provision for loan losses reflect our assessment of the allowance for loan losses. While we use relevant information to recognize losses on loans, additional provisions for related losses may be necessary based on changes in economic conditions; customer circumstances and other credit risk factors (See “Loans and Asset Quality”).

        Non-Interest Income. Non-interest income totaled $1,597,000 during 2003 compared to $1,316,000 and $1,271,000 during 2002 and 2001, respectively. The following table summarizes the components of non-interest income.

	Year ended December 31,
NON-INTEREST INCOME	2003	2002	2001

	(in thousands)
Service charge on deposit accounts	$778	$642	$602
Net gains (losses) on assets
Real estate mortgage loans	207	199	188
Securities	-	29	109
Proceeds from settlement of trade name lawsuit	200	-	-
Non-origination loan fees	229	249	191
Other	183	197	181

Total non-interest income	$1,597	$1,316	$1,271

        Excluding the proceeds from the settlement of the trade name lawsuit and net gains on the sales of securities, non-interest income grew by 8.5% to $1,397,000 during 2003 and by 10.7% to $1,287,000 during 2002. Increases in service charges on deposit accounts account for the majority of the increase in total non-interest income during 2003. Increases in service charges on deposit accounts and non-origination loan fees account for the majority of the increase during 2002.

        Service charges on deposit accounts totaled $778,000 during 2003, compared to $642,000 and $602,000 during 2002 and 2001, respectively. The increases in such service charges relate primarily to growth in checking accounts during each of the past three years, a re-pricing of Midwest Guaranty Bank’s service charge policies during the third quarter of 2002 and increased usage of the bank’s wire transfer service for deposit customers. The increase in wire transfer fees was largely from one real estate title company customer whose volume of business increased substantially in mid 2002 and throughout the first half of 2003 as a result of the strong mortgage refinance environment during this period. With the continued evolution of our checking and other deposit products, we would expect the level of growth of service charges on deposits to continue at a moderate pace for future periods.

        Net gains on the sale of real estate mortgage loans are generally a function of the volume of loans sold. We realized net gains of $207,000 on the sale of such loans during 2003, compared to $199,000 and $188,000 during 2002 and 2001, respectively. The slight increase in 2003 and 2002 is primarily the result of an increase in mortgage refinancing activity during those periods. Based on the rise in real estate mortgage loan interest rates since the second quarter of 2003, we would expect this revenue source to remain relatively flat or potentially decline, assuming we maintain the same staffing levels we currently employ. As we are primarily a commercial lender, we currently sell our residential mortgage loans on a servicing released basis to minimize the overhead within our consumer mortgage service.

        The purchase or sale of securities is dependent upon our assessment of investment and funding opportunities as well as asset/liability management needs. There were no securities sold in 2003. We sold securities

MIDWEST'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS AS OF DECEMBER 31, 2003 AND 2002 AND FOR THE YEARS ENDED
DECEMBER 31, 2003, 2002 AND 2001

with an aggregate market value of approximately $523,000 in 2002 and $3,536,000 during 2001 primarily to provide additional liquidity for planned growth in commercial loans. These sales resulted in a $29,000 gain in 2002 and a $109,000 gain in 2001.

        During 2003, the Company, as plaintiff, also realized $200,000 on the settlement of a lawsuit to defend its trade name from an out-of-state financial institution. This transaction is discussed in more detail under the “Non-interest Expense” section below.

        Non-Interest Expense. Non-interest expense totaled $8,286,000 during 2003, compared to $7,357,000 and $6,910,000 during 2002 and 2001, respectively. The following table summarizes the components of non-interest expense.

	Year ended December 31,
NON-INTEREST EXPENSE	2003	2002	2001

	(in thousands)
Compensation	$3,994	$3,775	$3,454
Other employee benefits	847	764	705

Compensation and employee benefits	4,841	4,539	4,159
Occupancy and equipment, net	1,350	1,190	1,195
Printing and supplies	187	154	165
Postage and freight	185	169	157
Telephone	145	154	116
Advertising and promotion	76	63	59
Director fees	127	117	106
Professional fees	291	337	321
Michigan Single Business tax	97	69	128
Costs associated with trade name and lawsuit	357	-	-
Other	630	565	504

Total non-interest expense	$8,286	$7,357	6,910

        The increase in compensation in 2003 is attributable to merit pay increases and an increase in the employee bonus related to overall improvement in the Company’s performance for 2003 compared to 2002. The increase in compensation in 2002 is attributable to the addition of three officer positions in mid-2001, merit pay increases and an increase in the employee bonus related to overall improvement in the Company’s performance for 2002 compared to 2001. At the end of the second quarter of 2001, the Company hired two additional commercial loan officers and its Chief Financial Officer to improve its ability to accelerate its commercial growth plans. The increase in other employee benefits for both 2003 and 2002 is largely attributable to a rise in overall insurance costs, primarily health insurance, in excess of normal inflation rates. Based on current conditions, we expect health care insurance costs to continue to rise at levels significantly above the general rate of inflation.

        Occupancy and equipment increased $160,000 in 2003 and remained relatively flat for 2002 when compared to 2001. The increase for 2003 relates to an increase in data processing and other equipment depreciation consistent with the Company’s plan to improve its technological and operational structure for the future. During 2003, the Company upgraded its item processing equipment to provide for item archival and imaging, upgraded the majority of its automated teller machines (ATMs), and continued the expansion of its network capability. Accordingly, the Company expects its occupancy and equipment expense to increase moderately in 2004 based upon a full year of amortization for such items. The Company, however, expects such enhancements will improve the speed and service capabilities for its relationship employees and set the stage for future customer technologies. The Company also expects other overhead expenses, such as printing and postage, to moderate in the future as a result of these investments.

        Professional fees, which include legal fees, were $291,000 for 2003 compared to $337,000 for 2002 and $321,000 for 2001. The decline in 2003 is largely related to a reduction in legal fees associated with our commercial lending process. With the continued improvement in the Company’s credit quality and credit

MIDWEST'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS AS OF DECEMBER 31, 2003 AND 2002 AND FOR THE YEARS ENDED
DECEMBER 31, 2003, 2002 AND 2001

administration support functions (See “Loans and Asset Quality”), the need for legal support for loan structuring and workouts has been greatly reduced.

        During 2003, the Company also incurred approximately $357,000 in costs, primarily legal, as a plaintiff in a lawsuit to defend its trade name from an out-of-state financial institution which entered southeast Michigan with a confusingly similar name. The Company was granted a preliminary injunction by the United States District Court, pending a final trial on the merits, which restrained and enjoined the defendant from using its trade name in conjunction with the offering of banking and financial services in southeast Michigan. The lawsuit was subsequently settled and the defendant’s name has been changed for its Michigan banking operation.

        Other expense areas, including printing and supplies, postage and freight, telephone, advertising and other non-interest expense have remained relatively stable, increasing or decreasing slightly over the prior periods presented.

        Our federal income tax expense has increased generally commensurate with our increase in pre-tax earnings. Our actual federal income tax expense is lower than the amount computed by applying our statutory federal income tax rate to our pre-tax earnings primarily due to tax-exempt interest income. Our effective tax rate was 29.4%, 29.4% and 30.1% in 2003, 2002 and 2001, respectively.

Financial Condition

        Summary.        Our total assets grew to $235 million at December 31, 2003 from $202 million at December 31, 2002. The growth in total assets primarily reflects an increase in total loans, primarily real estate and commercial and industrial loans, of $39.8 million. The loan growth was funded by an increase in total deposits of $21.3 million, the purchase of federal funds of $11.8 million and a decrease in securities available for sale of $5.8 million. The growth in deposits was primarily from increases in time deposits greater than $100,000 and non-interest bearing checking accounts.

        Securities.        Securities available-for-sale decreased by $5.8 million during 2003 to $21.3 million at December 31, 2003. This decrease was due primarily to principal repayments of approximately $4.0 million of mortgage-backed securities and the call of approximately $945,000 of municipal securities. These funds were reinvested in commercial loans due to the growth opportunities that became available to us in these higher yielding assets. Accordingly, there were no purchases of securities available for sale during the year.

        During 2003, we also underwrote a municipal bond of $500,000 for a local municipality customer in our market area which we classified as held-to-maturity, as we intend to hold this security to full maturity. During 2003, we received principal repayments of $205,000 on this security.

        We maintain a diversified securities portfolio, which includes U.S. government-sponsored agency and mortgage-backed securities, securities issued by states and political subdivisions, and corporate securities. Per our investment policy, we attempt to maintain a portfolio that maximizes portfolio yield over the long-term in a manner that is consistent with our liquidity needs, pledging requirements, and our asset and liability management strategies. We believe that the unrealized losses on securities are temporary in nature and due primarily to changes in interest rates and not a result of credit related issues. We also believe that we have the ability to hold securities with unrealized losses to maturity or until such time as the unrealized losses reverse.

        Loans and Asset Quality. Our loan portfolio increased by $39.8 million, or 25%, to $200.4 million at December 31, 2003. The following table summarizes the composition of our loan portfolio.

MIDWEST'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS AS OF DECEMBER 31, 2003 AND 2002 AND FOR THE YEARS ENDED
DECEMBER 31, 2003, 2002 AND 2001

	Year ended December 31,
LOAN PORTFOLIO COMPOSITION	2003		2002

	(in thousands)
Real estate secured:	Amount	Percent	Amount	Percent
Commercial and multi-family	$93,223	47%	$69,914	44%
One-to-four family residential	26,685	13	18,076	11
Construction and land development	17,785	9	15,035	9

Total real estate secured	137,693	69	103,025	64
Commercial and industrial	58,976	29	54,457	34
Credit card	605	-	602	-
Consumer installment	3,152	2	2,572	2

Total Loans	$200,426	100%	$160,656	100%

        Our focus on relationship lending with both existing and new commercial customers, the hiring of two seasoned commercial lenders in mid-2001 and opportunities made available by previous major financial institution mergers are the primary reasons for the accelerated growth we have experienced. Approximately 60% of our growth in 2003 was from commercial real estate.

        We are principally a commercial lender and have designed and structured our loan origination, loan support and loan administration functions primarily to support the commercial lending lines of business. We do offer consumer loan products, including residential mortgage, home equity, auto and other vehicle loans, but this portfolio remains relatively small and has largely evolved as a service to the principals, owners and employees of our commercial customers. Consumer residential mortgages that meet the criteria for the secondary market are fully sold with servicing released. We do not maintain a servicing portfolio of residential mortgage loans.

        Our portfolio loans are primarily a balanced mix of fixed and variable rate loans with terms of five years or less. The short-term nature of our portfolio helps to mitigate our exposure to changes in interest rates. Our variable rate loans are primarily business lines of credit or financing for equipment or other working capital needs. Our fixed rate loans are primarily real estate loans and include both amortizing term and balloon mortgages. We consider ourselves relationship lenders as we often provide both the working capital and real estate financing, and maintain the deposit accounts and other corporate and personal banking services of our commercial customers.

        The future growth of our loan portfolio is dependent upon a number of competitive and economic factors. Our lending market primarily includes the Detroit metropolitan areas within Oakland, Macomb and Wayne counties. Although we feel continued opportunity exists in our market area for growth of high quality loan assets, the highly competitive nature of this market could lead to lower relative pricing on new loans which may adversely impact our future operating results.

        Commercial and commercial real estate lending generally involves more risk than consumer and consumer real estate lending because loan balances are greater and repayment is generally dependent upon the borrower’s business operations. Over 80% of our loan portfolio is concentrated in commercial lending. As we place significant reliance on commercial business and commercial real estate lending, we have adopted a comprehensive loan policy and risk management function to ensure our growth in commercial loan assets is well managed. We principally lend on a secured basis to a diverse industrial mix of small and medium-sized businesses based upon their ability to generate cash flow from their primary business. Our approval process includes significant oversight from various officer and Board loan committees, we operate a loan rating system that is independent of the approval function and we outsource an annual loan review process to a reputable third party consultant. We feel these processes provide the requisite controls and promote compliance with established underwriting standards.

        We will place a loan that is 90 days or more past due on non-accrual, unless we believe the loan is both well secured and in the process of collection. Accordingly, we have determined that the collection of the accrued and unpaid interest on any loan that is 90 days or more past due and still accruing interest is probable. There were

MIDWEST'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS AS OF DECEMBER 31, 2003 AND 2002 AND FOR THE YEARS ENDED
DECEMBER 31, 2003, 2002 AND 2001

no loans that were past due 90 days or more which were not on a non-accrual status at December 31, 2003, 2002 and 2001. Our non-performing assets were as follows.

	December 31,
NON-PERFORMING ASSETS	2003	2002	2001

	(in thousands)
Non-accrual loans	$923	$1,182	$635
Loans 90 days or more past due and still	-	-	-
accruing interest
Restructured loans	-	-	-
Total non-performing loans	923	1,182	635
Other real estate	181	191	191

Total non-performing assets	$1,104	$1,373	$826

Non-performing loans to total loans	.46%	.74%	.49%
Non-performing assets to total assets	.47	.68	.49
Allowance for loan losses as a percent of
non-performing loans	343	223	343

        Non-performing loans totaled $923,000, or 0.46% of total loans at December 31, 2003, a slight decrease from December 31, 2002 despite strong growth in total loans during 2003. The non-performing loans at December 31, 2003 are comprised primarily of a number of smaller commercial and real estate secured loans.

        The increase in non-performing loans in 2002 compared to 2001 was primarily the result of two commercial real estate loans which were placed on non-accrual during 2002 totaling approximately $560,000. The balance of each of these loans at December 31, 2002 was fully collected during 2003.

        The following table summarizes changes in the allowance for loan losses.

ALLOWANCE FOR LOAN LOSSES	Year ended December 31,
	2003	2002	2001

	(in thousands)
Balance at beginning of year	$2,640	$2,180	$2,005
Provision for loan losses	483	590	480
Recoveries credited to allowance	113	180	30
Loans charged against allowance	(66)	(310)	(335)

Balance at end of year	$3,170	$2,640	$2,180

Average loans	181,685	142,821	118,036
Net loans charged (credited) against the allowance to average loans	(.03)%	.09%	.26%
Allowance for loan losses as a percent of total loans	1.58	1.64	1.68

        The Company experienced a net recovery position of nearly $50,000 in 2003 compared to a net charge-off position of $130,000 and $305,000 in 2002 and 2001. This resulted in a net loans charged (credited) against the allowance for loan losses of (0.03)% of average loans during 2003, compared to 0.09% and 0.26% during 2002 and 2001, respectively. This continual decrease in net loans charged against the allowance during 2003 and 2002 compared to 2001 relates primarily to a lower level of net charge-offs in the commercial loan portfolio. Although actual net loss figures have declined, because of the significant concentration in the higher risk commercial lending line of business, future events may result in losses significantly in excess of recent historical losses.

        We utilize a loan rating system that includes eight loan ratings, where a one is considered excellent and an eight is considered loss. This rating system was developed with the assistance of our loan review consultants and has been well accepted by our banking regulators. Each new loan over a specified dollar amount is assigned a loan

MIDWEST'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS AS OF DECEMBER 31, 2003 AND 2002 AND FOR THE YEARS ENDED
DECEMBER 31, 2003, 2002 AND 2001

rating by our Credit Administration function, independent of the loan approval function. The loan rating is subject to change based upon periodic analysis by our Credit Administration function. Loans that are rated a five (watch or special mention) or below are included on the Company’s “Watch List” report and are reviewed on an individual loan basis to determine if an allocation of our allowance for loan losses is necessary. The Watch List is reviewed quarterly by the Company’s Board of Directors.

        In determining the allowance for loan losses and the related provision for loan losses, we consider two principal elements: (i) specific allocations based upon probable losses identified during the review of specific loans adversely rated as watch (or special mention), substandard, doubtful or loss, and (ii) allocations for certain loan portfolio categories supported by historical loan loss experience with consideration of other subjective factors which are subject to change over time.

        The first element reflects our estimate of losses based upon our systematic review of specific loans adversely rated as watch (or special mention), substandard, doubtful or loss. Typically, the lower the rating assigned to an individual loan the greater the allocation percentage assigned, unless the estimate of loss is clear based upon the assessment of various objective factors. These estimates are based upon a number of objective factors, such as payment history, financial condition and operating trends of the borrower, and discounted collateral coverage.

        The second element is determined by assigning allocations to specific loan portfolio categories that contain similar characteristics. These categories include real estate loans, commercial and industrial loans, credit cards and consumer installment. Allocation factors are determined first by reviewing the historical net loss experience for the prior four quarters for each category and are then adjusted based upon the consideration of a number of subjective factors that are subject to change over time. These subjective factors include consideration for the general nature of the loan category, the impact of local and general economic business factors and trends, category concentrations and changes in the size, mix and the general terms of the loan categories.

        As our market area generally includes the metropolitan area of Detroit, the local economy is primarily impacted by the manufacturing, largely automotive, and high-tech industries. Both of these industries experienced marked downturns during 2001 and early 2002, and have generally lagged the recovery in the national markets. This trend has been generally consistent with what we have seen in the operating results of certain of our commercial business borrowers. There has also occurred a significant increase in the vacancy rates for commercial property in our market areas during these periods, which has generally remained throughout 2003.

        During this same time period we have experienced significant growth in our commercial portfolios. Commercial business and industrial loans and commercial real estate loans represent over 80% of our total loan portfolio. In addition, although the majority of our commercial real estate portfolio remains owner-occupied, we did experience a rise in our concentration of non-owner-occupied commercial real estate during the past two years. Although we are confident in the credit administration practices we employ and the allowance allocations we have estimated when considering the above, future events may occur that could result in significant differences from these estimates.

        The following table summarizes the allocation of the allowance for loan losses by loan type.

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES	Year ended December 31,
	2003	2002	2001

	(in thousands)
Real estate secured	$1,359	$1,065	$625
Commercial and industrial	1,727	1,469	1,482
Credit card	46	49	46
Consumer installment	38	57	25

Total	$3,170	$2,640	$2,180

MIDWEST'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS AS OF DECEMBER 31, 2003 AND 2002 AND FOR THE YEARS ENDED
DECEMBER 31, 2003, 2002 AND 2001

        Deposits and borrowings. During 2003, total deposits increased $21.3 million, or 13%, to $189.2 million at December 31, 2003. Total borrowings also increased in 2003, primarily from the use of $11.8 million in federal funds purchased. The following table summarizes the mix of our deposits and other borrowings.

DEPOSITS AND OTHER BORROWINGS	December 31,
	2003	2002

	(in thousands)
Non-Interest bearing checking	$52,868	$46,329
Savings and NOW	86,438	85,637
Time deposits less than $100,000	11,859	12,167
Time deposits greater than $100,000	38,083	23,828

Total deposits	189,248	167,961
Federal funds purchased	11,750	-
Federal Home Loan Bank advances	7,500	10,000
Subordinated debentures	7,732	7,500

Total deposits and other borrowings	$216,230	$185,461

        The increase in deposits was primarily from a $6.5 million increase in non-interest bearing checking accounts and a $14.3 million increase in time deposits greater than $100,000. The growth in checking accounts is primarily attributable to the growth in new commercial business deposits which occurred alongside the significant growth in commercial loan assets experienced during the year. A portion of the growth in time deposits greater than $100,000 has come from public funds made available from local government authorities.

        Because of our bank’s relative size when compared to the major money-center banks and regional banks in the competitive markets we serve, we rely less on the marketing tactics utilized by our competition to grow deposits, such as pricing promotions, extensive media advertising and product expansion, because of the additional costs and expertise required with such programs. Accordingly, as a community bank focused on commercial relationships and personalized customer service, we focus our efforts on differentiating ourselves by communication of these values through participation in community events and activities and direct calling efforts by our sales personnel. This has allowed us to expand our existing customer relationships and obtain referrals from our current customer base and our community contacts in order to enhance our core deposit base. We feel our deposit customers truly bank with us because of the personalized service and relationships that our branch and lending personnel provide. Historically, we have been quite successful at funding much of our asset growth from core deposits provided directly or indirectly from our commercial customers.

        Most recently, however, we have placed a larger reliance on alternative sources of funds to more profitably fund the more robust commercial loan growth we have experienced in the last two years and expect to experience in the future. As part of our asset/liability management efforts, we have implemented strategies that incorporate greater use of federal funds purchased and time deposits from public funds made available from local government authorities. These sources of funds have become more available to us, and we have found them to be at a marginally lower cost than core deposits, considering the current low interest rates available on such funds and the additional expenditures necessary to grow core deposits. We also anticipate greater use of Federal Home Loan Bank advances in the future as an alternative to funding longer-term fixed rate assets.

        Although we anticipate greater use of such alternative sources of funds to supplement our core deposits, we are focusing time evaluating the extent of our current product line and future marketing plans to ensure our continued ability to attract and grow our core deposits.

        Liquidity.        Liquidity management represents our ability to efficiently and economically accommodate decreases in deposits and other liabilities and fund increases in assets. Liquidity management is an integral part of our asset/liability management process to ensure we achieve and maintain a mix of earning assets and liabilities that

MIDWEST'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS AS OF DECEMBER 31, 2003 AND 2002 AND FOR THE YEARS ENDED
DECEMBER 31, 2003, 2002 AND 2001

maximize our profitability while providing adequate liquidity. Our primary sources of funds include deposits, borrowed funds, and cash provided from the repayment, sale or maturity of loans and investment securities. These funds are used primarily to meet the withdrawal needs of our depositors and to fund loan demand.

        The $39.8 million increase in loans during 2003 was funded by a combination of alternatives. Deposit growth of approximately $21.3 million was the primary source of funding. The Company also relied more heavily on its short-term federal fund facilities during 2003. Because of the relatively low interest rate environment during 2003, these facilities provided a more cost effective funding alternative when considering the Company’s interest rate risk profile. Federal funds purchased were $11.8 million at the end of 2003. In addition, the Company purchased approximately $10 million of mortgage-backed securities in 2002 with the anticipation that accelerated principal repayments could be redeployed in planned future loan growth. Cash flows from investment securities, primarily principal repayments, provided approximately $5.7 million for 2003.

        We maintain a level of liquidity that considers our primary liquidity needs, including our expected loan demand, deposit flows, the nature and extent of unfunded loan commitments, and cash flow expected from the repayment of loans and securities. We generally utilize our unsecured federal fund facilities provided by our correspondents to meet the fluctuations in our daily cash needs. During 2003, we increased our capacity to borrow under our federal funds purchased facilities to $18.5 million, of which approximately $6.7 million was unused at December 31, 2003.

        When loan demand generally exceeds the supply of funding from our core deposits, we assess a combination of alternative funding strategies and monitor such strategies against pre-established liquidity targets. These targets are monitored monthly by our asset/liability management committee and reported monthly to our Board of Directors. In addition to the federal fund facilities with our correspondents, our alternative funding sources primarily include time deposits from public authorities in the Company’s market area and borrowing capacity from the Federal Home Loan Bank.

        Within the Company’s market area of Oakland and Wayne counties, there has historically been a significant supply of funds available from public authorities. Midwest Guaranty Bank has been able to maintain strong relationships with these public authorities and successfully obtain additional funds from them when needed. Although the Company expects to continue to utilize such funds, there is no guarantee that such funds will be available when needed. Time deposits from public authorities totaled approximately $13.6 million and $10.5 million at December 31, 2003 and 2002.

        Federal Home Loan Bank advances totaled $7.5 million at December 31, 2003 compared to $10 million at December 31, 2002. During 2003, the Company was approved by the Federal Home Loan Bank to pledge other real estate related collateral, primarily commercial real estate, for Federal Home Loan Bank borrowings. This increased our unused capacity to borrow from the Federal Home Loan Bank at the end of 2003 to approximately $29 million. Consistent with the Company’s asset/liability management objectives to maximize profitability while providing adequate liquidity, the Company may supplement future loan growth with additional advances from the Federal Home Loan Bank.

        The Company also classifies the majority of its investment securities as available for sale which serves as a secondary source of liquidity. At the end of 2003, securities available for sale were approximately $21.3 million with a net unrealized gain of $343,000.

        In addition to our primary funding needs, the Company has certain long-term contractual funding obligations. These contractual obligations primarily consist of borrowings with the Federal Home Loan Bank, lease commitments for certain office facilities and as discussed more fully under “Capital Resources” below, subordinated debentures. Scheduled principal payments on these contractual obligations as of December 31, 2003 are outlined in the table below.

MIDWEST'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS AS OF DECEMBER 31, 2003 AND 2002 AND FOR THE YEARS ENDED
DECEMBER 31, 2003, 2002 AND 2001

CONTRACTUAL OBLIGATIONS
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years

	(in thousands)
Federal Home Loan Bank borrowings	$7,500	$2,500	$5,000	$-	$-
Operating lease commitments	2,018	327	712	712	267
Subordinated debentures	7,732	-	-	-	7,732

Total	$17,250	$2,827	$5,712	$712	$7,999

        Capital Resources. The capital position of the Company is managed to reflect the underlying risks of the Company’s business activities, to comply with regulatory requirements and to ensure continued improvement in value to our common shareholders. The following table reflects the Company’s capitalization.

CAPITALIZATION	December 31,
	2003	2002

	(in thousands)
Subordinated debentures	$7,732	$7,500
Shareholders' equity
Common stock	948	948
Capital surplus	4,431	4,431
Retained earnings	12,513	10,252
Accumulated other comprehensive income	227	347

Total shareholders' equity	18,119	15,978

Total capitalization	$25,851	$23,478

        Consistent with our growth plans for the future, and considering the cost of capital is an important factor in creating shareholder value, we issued $7,732,000 of subordinated debentures during 2002 to Midwest Guaranty Trust I, a Delaware trust formed solely for the offering, to allow for the issuance of $7,500,000 of trust preferred securities. Distributions on the trust preferred securities are payable quarterly at a floating rate, which was 4.63% at December 31, 2003. The securities count as Tier 1 capital for regulatory purposes, subject to certain limitations. Effective in December of 2003, the trust is no longer consolidated for reporting purposes per the issuance of FASB Interpretation No. 46 (FIN 46). The impact on the recorded amounts is more fully described in Note 8 to the consolidated financial statements included elsewhere in this document. Consistent with FIN 46, the Federal regulatory agencies are currently considering the impact FIN 46 may have on the treatment of trust preferred securities for regulatory capital purposes.

        Shareholders’ equity totaled $18.1 million at December 31, 2003. The increase from $16.0 million at December 31, 2002 primarily reflects the Company’s earnings of $2.3 million for 2003. Since inception, the Company has not declared a cash dividend on its common shares. Earnings have been fully retained to provide for more accelerated growth in assets. Average shareholders’ equity was equal to 7.58% of average assets for 2003 compared to 8.28% for 2002. The decrease in this ratio was largely the result of improved leverage of our Balance Sheet made available from the trust preferred securities to allow for more effective management of our common shareholder capital. The following table summarizes our capital ratios.

CAPITAL RATIOS	December 31,
	2003	2002

Average shareholders' equity to average assets	7.58%	8.28%
Equity capital to total assets	7.70	7.89
Tier 1 capital to average assets	10.17	10.35
Tier 1 risk-based capital	11.08	11.84
Total risk-based capital	13.08	14.40

MIDWEST'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS AS OF DECEMBER 31, 2003 AND 2002 AND FOR THE YEARS ENDED
DECEMBER 31, 2003, 2002 AND 2001

        Asset/Liability Management and Interest Rate Sensitivity. Interest-rate risk primarily arises from differences in the cash flow characteristics of our assets and liabilities. Options embedded in certain financial instruments, including floors and caps on adjustable-rate loans as well as borrowers’ rights to prepay fixed-rate loans also create interest-rate risk.

        Through our asset/liability management process we evaluate various opportunities and alternative balance-sheet strategies and consider the likely impact on our risk profile and the anticipated contribution to earnings. These evaluations consider, among other factors, the impact on our capital, and on our credit, interest-rate and liquidity risks. We have established measurable parameters for these risk measures as part of our asset/liability process. Our asset/liability management committee monitors adherence to these parameters on a monthly basis and reports monthly to our Board of Directors.

        We primarily employ simulation analysis to monitor the Company’s interest-rate risk profile and evaluate potential changes in our bank’s net interest income that result from changes in interest rates. We also utilize rate sensitive gap analysis to further monitor our interest rate risk profile. The purpose of these analyses is to identify sources of interest-rate risk inherent in our Balance Sheets. The analyses do not anticipate any actions that we might initiate in response to changes in interest rates and, accordingly, the analyses do not provide a reliable forecast of anticipated results.

        The simulation analysis estimates net interest income over the next twelve months based upon the contractual cash flow characteristics of the Company’s assets and liabilities. The analysis is predicated on an immediate and sustained shift in interest rates, assumes no growth in assets or liabilities and generally assumes contractual repayments re-price at prevailing interest rates. The simulation performed as of December 31, 2003 is summarized below.

CHANGES IN NET INTEREST INCOME
Change in Interest Rates	Net Interest Income	Percent Change

	(dollars in thousands)
300 basis point rise	$11,961	15.45%
200 basis point rise	11,251	8.59
100 basis point rise	10,556	1.89
Base-rate scenario	10,361	-
100 basis point decline	10,239	(1.18)
200 basis point decline	10,110	(2.42)
300 basis point decline	9,980	(3.68)

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        Management’s Discussion and Analysis of Financial Condition and Results of Operations, as well as disclosures found elsewhere regarding the Company, are based upon the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses. Actual results could differ from those estimates.

        The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses inherent in the loan portfolio. Our methodology for determining the adequacy of the allowance for loan losses and the related provision for loan losses is described above under “Loans and Asset Quality.” The determination of the allowance requires a significant amount of judgment, as a multitude of factors can influence the ultimate

MIDWEST'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS AS OF DECEMBER 31, 2003 AND 2002 AND FOR THE YEARS ENDED
DECEMBER 31, 2003, 2002 AND 2001

collection of a loan. Management’s evaluation of the adequacy of the allowance is an estimate that considers, among other factors, reviews of individual loans, assessments of the impact of current and anticipated economic conditions on the portfolio, and historical loss experience.

        Management believes the accounting estimate related to the allowance for loan losses is a critical accounting estimate because the estimate requires company management to make judgments and assumptions that are highly susceptible to change from period to period. Those judgments and assumptions that are most critical include the initial and on-going assessment of the credit-worthiness of the borrower, the amount and timing of future cash flows of the borrower that are available for repayment of the loan, the sufficiency of underlying collateral, the frequency and subjectivity of loan reviews and risk ratings, emerging or changing trends that might not be fully captured in historical loss experience, and charges against the allowance for actual losses that are greater than previously estimated. These judgments and assumptions are dependent upon or can be influenced by a variety of factors including the breadth and depth of experience of lending officers, credit administration and loan review personnel that periodically review the status of the loan, changing economic and industry conditions, changes in the financial condition of the borrower and changes in the value and availability of the underlying collateral and guarantees.

        While the Company strives to reflect all known risk factors in its evaluations, judgment errors may occur. Management has discussed the development and selection of this critical accounting estimate with the Audit Committee of its Board of Directors and the Audit Committee has reviewed the Company’s disclosures relating to it.

MERGERS AND ACQUISITIONS

        On February 4, 2004, Midwest and IBC signed a definitive agreement for Midwest and its wholly-owned subsidiaries, including Midwest Guaranty Bank, to be acquired by IBC. This transaction is described in more detail in Note 2 of the Company’s consolidated financial statements contained elsewhere in this document.

REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Midwest Guaranty Bancorp, Inc.
Troy, Michigan

We have audited the accompanying consolidated statements of financial condition of Midwest Guaranty Bancorp, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Midwest Guaranty Bancorp, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ Crowe Chizek and Company LLC Crowe Chizek and Company LLC

Grand Rapids, Michigan
February 11, 2004

MIDWEST GUARANTY BANCORP, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 2003 and 2002

	2003	2002

ASSETS
Cash and due from banks	$7,654,277	$9,448,763
Federal funds sold	31,390	78,508
Other short-term investments	19,001	55,686

Total cash and cash equivalents	7,704,668	9,582,957

Securities available-for-sale	21,292,560	27,064,778
Securities held-to-maturity (fair value of $321,189 for 2003)	295,000	-

Loans	200,425,733	160,656,073
Allowance for loan losses	(3,170,040)	(2,640,084)

Loans, net	197,255,693	158,015,989

Federal Home Loan Bank and Federal Reserve Bank stock	946,600	800,000
Premises and equipment, net	5,522,268	5,089,119
Accrued interest receivable	797,853	757,861
Other assets	1,630,130	1,148,650

Total assets	$235,444,772	$202,459,354

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Deposits
Noninterest-bearing	$52,868,484	$46,329,062
Interest-bearing	136,379,233	121,631,733

Total deposits	189,247,717	167,960,795

Federal funds purchased	11,750,000	-
Federal Home Loan Bank advances	7,500,000	10,000,000
Accrued interest payable	434,587	434,884
Other liabilities	661,574	585,802
Subordinated debentures	7,732,000	7,500,000

Total liabilities	217,325,878	186,481,481

Shareholders' equity
Common stock ($1 stated value, 2,200,000 shares
authorized; 947,754 shares issued and
outstanding at December 31, 2003 and 2002)	947,754	947,754
Capital surplus	4,431,083	4,431,083
Retained earnings	12,513,389	10,251,835
Accumulated other comprehensive income	226,668	347,201

Total shareholders' equity	18,118,894	15,977,873

Total liabilities and shareholders' equity	$235,444,772	$202,459,354

See accompanying notes to consolidated financial statements.

MIDWEST GUARANTY BANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2003, 2002 and 2001

	2003	2002	2001

Interest income
Loans, including fees	$11,829,861	$10,561,711	$10,061,580
Securities	1,092,878	796,010	739,501
Federal Home Loan Bank and Federal
Reserve Bank stock	48,088	39,464	41,077
Federal funds sold	23,446	58,684	121,841
Other investments	24,917	17,222	13,343

	13,019,190	11,473,091	10,977,342
Interest expense
Deposits	1,924,363	2,032,669	2,790,772
Federal Home Loan Bank advances	315,726	150,046	43,387
Subordinated debentures	372,294	70,266	-
Federal funds purchased	31,539	2,739	13,641

	2,643,922	2,255,720	2,847,800

Net interest income	10,375,268	9,217,371	8,129,542

Provision for loan losses	483,000	590,000	480,000

Net interest income after provision for loan losses	9,892,268	8,627,371	7,649,542

Noninterest income
Service charges on deposits	777,631	642,114	602,213
Net gain on sales of loans	206,609	198,970	187,737
Net gain on sales of securities	-	28,944	109,175
Proceeds from settlement of trade name lawsuit	200,000	-	-
Other	412,545	445,835	372,245

	1,596,785	1,315,863	1,271,370
Noninterest expense
Compensation and employee benefits	4,840,482	4,539,080	4,158,774
Occupancy and equipment	1,349,950	1,190,472	1,194,563
Printing and supplies	186,773	153,993	164,502
Postage and freight	185,294	168,748	156,935
Telephone	145,159	153,616	115,968
Advertising and promotion	76,305	63,259	59,455
Director fees	126,500	117,000	106,000
Professional fees	291,160	336,551	320,700
Michigan Single Business tax	97,000	69,000	128,400
Costs associated with trade name lawsuit	356,974	-	-
Other	629,928	564,979	504,499

	8,285,525	7,356,698	6,909,796

Income before federal income taxes	3,203,528	2,586,536	2,011,116

Federal income taxes	941,974	761,553	604,450

Net income	$2,261,554	$1,824,983	$1,406,666

Basic earnings per share	$2.39	$1.93	$1.40

Diluted earnings per share	$2.33	$1.90	$1.39

See accompanying notes to consolidated financial statements.

MIDWEST GUARANTY BANCORP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2003, 2002 and 2001

	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity

Balance, January 1, 2001	$1,006,799	$5,293,641	$7,020,186	$236,980	$13,557,606

Net income			1,406,666		1,406,666

Other comprehensive loss:
Change in net unrealized gain
on securities available for sale				52,023	52,023
Reclassification adjustment for
gains included in net income				(109,175)	(109,175)

Net change in net unrealized gain
on securities available for sale				(57,152)	(57,152)
Tax effects				19,432	19,432

Other comprehensive loss				(37,720)	(37,720)

Comprehensive income					1,368,946

Issuance of 1,500 shares upon
exercise of stock options	1,500	10,500			12,000

Retirement of 60,545 shares	(60,545)	(873,058)			(933,603)

Balance, December 31, 2001	947,754	4,431,083	8,426,852	199,260	14,004,949

Net income			1,824,983		1,824,983

Other comprehensive income:
Change in net unrealized gain
on securities available for sale				253,097	253,097
Reclassification adjustment for
gains included in net income				(28,944)	(28,944)

Net change in net unrealized gain
on securities available for sale				224,153	224,153
Tax effects				(76,212)	(76,212)

Other comprehensive income				147,941	147,941

Comprehensive income					1,972,924

Balance, December 31, 2002	947,754	4,431,083	10,251,835	347,201	15,977,873

Net income			2,261,554		2,261,554

Other comprehensive loss:
Net change in net unrealized gain
on securities available for sale				(182,626)	(182,626)
Tax effects				62,093	62,093

Other comprehensive loss				(120,533)	(120,533)

Comprehensive income					2,141,021

Balance, December 31, 2003	$947,754	$4,431,083	$12,513,389	$226,668	$18,118,894

See accompanying notes to consolidated financial statements.

MIDWEST GUARANTY BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2003, 2002 and 2001

	2003	2002	2001

Cash flows from operating activities
Net income	$2,261,554	$1,824,983	$1,406,666
Adjustments to reconcile net income to net
cash from operating activities
Depreciation and amortization	569,888	444,948	385,374
Provision for loan losses	483,000	590,000	480,000
Loans originated for sale	(16,152,440)	(14,241,550)	(13,849,300)
Proceeds from loan sales	16,359,049	15,045,520	13,432,037
Net (gain) on sales of loans	(206,609)	(198,970)	(187,737)
Net (gain) on sales of securities	-	(28,944)	(109,175)
Net change in:
Accrued interest receivable	(38,351)	(61,217)	49,575
Other assets	(187,387)	(366,308)	(153,456)
Accrued interest payable	(1,938)	(37,861)	70,540
Other liabilities	75,772	263,238	(248,892)

Net cash from operating activities	3,162,538	3,233,839	1,275,632

Cash flows from investing activities
Available-for-sale securities
Purchases	-	(13,637,113)	(7,243,763)
Proceeds from sales	-	523,906	3,536,487
Proceeds from calls, maturities and repayments	5,516,035	1,992,365	899,652
Held-to-maturity securities
Purchases	(500,000)	-	-
Proceeds from principal repayments	205,000	-	-
Purchase of Federal Home Loan Bank and
Federal Reserve Bank stock	(146,600)	(180,400)	(30,000)
Net change in loans	(39,722,704)	(31,248,962)	(21,440,821)
Premises and equipment purchased	(929,480)	(414,262)	(248,663)

Net cash from investing activities	(35,577,749)	(42,964,466)	(24,527,108)

Cash flows from financing activities
Net change in deposits	21,286,922	17,523,935	23,247,059
Net change in Federal funds purchased	11,750,000	-	-
Proceeds from Federal Home Loan Bank advances	1,000,000	7,500,000	2,500,000
Repayment of Federal Home Loan Bank advances	(3,500,000)	-	-
Proceeds from trust preferred securities	-	7,500,000	-
Issuance of shares upon exercise of stock options	-	-	12,000
Retirement of common stock	-	-	(933,603)

Net cash from financing activities	30,536,922	32,523,935	24,825,456

Net change in cash and cash equivalents	(1,878,289)	(7,206,692)	1,573,980
Cash and cash equivalents at beginning of year	9,582,957	16,789,649	15,215,669

Cash and cash equivalents at end of year	$7,704,668	$9,582,957	$16,789,649

Supplemental disclosures of cash flow information
Federal income taxes paid	$1,122,000	$851,000	$767,000
Interest paid	2,644,219	2,293,581	2,777,260

See accompanying notes to consolidated financial statements.

MIDWEST GUARANTY BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Nature of Operations: The consolidated financial statements include the accounts of Midwest Guaranty Bancorp, Inc., its wholly owned subsidiaries, Midwest Guaranty Bank (“the Bank”) and Midwest Bancshares Leasing, Inc., and the Bank’s wholly owned subsidiary, Midwest Guaranty Mortgage Company (“the Mortgage Company”), together referred to as “the Company”. Intercompany transactions and balances are eliminated in consolidation. As further discussed in a separate note, a special purpose trust, formed solely for the issuance of trust preferred securities, that had previously been consolidated with the Company is now reported separately.

The Company is a regional, commercial banking organization offering a full range of banking products and services to businesses and individuals located primarily in Southeastern Michigan. The Bank’s primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are commercial, real estate, and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets and real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by both residential and commercial real estate. The Mortgage Company originates residential and commercial real estate loans and sells certain residential real estate loans.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. Estimates associated with the allowance for loan losses and fair values of financial instruments are particularly subject to change.

Cash Flows: Cash and cash equivalents includes cash, deposits with other financial institutions and other short-term investments under 90 days and federal funds sold. Net cash flows are reported for loan and deposit transactions.

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available-for-sale when they might be sold before maturity. Securities available-for-sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income (loss). Other securities such as Federal Home Loan Bank and Federal Reserve Bank stock are carried at cost.

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis.

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Consumer loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

MIDWEST GUARANTY BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans (continued): All interest accrued but not received is reversed against interest income for loans placed on nonaccrual. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Nonperforming loans and impaired loans are defined differently. Some loans may be included in both categories, whereas other loans may only be included in one category. Non-performing loans include nonaccrual loans and loans past due 90 days and still accruing interest. A loan is impaired when full payment under the loan terms is not expected. Commercial and commercial real estate loans are individually evaluated for impairment. Large groups of smaller balance homogeneous loans, such as consumer, credit card and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed principally on the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the respective lease term or the estimated useful life of the improvement.

Long-term Assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

401(k) Plan: A 401(k) Plan covers employees who work 1,000 or more hours per year, and who have attained the age of 21. Expense under the plan is the amount contributed based upon a percentage of eligible salaries, limited to 50% of the first 6% of salary contributed. Expense of the plan was approximately $87,000, $90,000 and $77,000 for 2003, 2002 and 2001.

MIDWEST GUARANTY BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Compensation: Employee compensation expense under stock option plans is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share had expense been measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation.

	2003	2002	2001

Net income as reported	$2,261,554	$1,824,983	$1,406,666
Pro forma net income	2,174,027	1,762,920	1,311,164

Basic earnings per share as reported	2.39	1.93	1.40
Pro forma basic earnings per share	2.29	1.86	1.30

Diluted earnings per share as reported	2.33	1.90	1.39
Pro forma diluted earnings per share	2.24	1.84	1.30

The pro forma effects are computed with option pricing models, using the following assumptions for the 2003 and 2001 option grants: risk-free interest rate of 3.85% and 5.04%, expected option life of 9 years and an expected dividend yield of 0%.

Income Taxes: Income tax expense is the sum of the current year income tax due and the change in the deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Off-Balance Sheet Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded. Instruments, such as standby letters of credit, that are considered financial guarantees in accordance with FASB Interpretation No. 45 are recorded at fair value.

Earnings Per Share: Basic earnings per share is net income divided by the weighted average number of shares outstanding during the period. Diluted earnings per share includes the dilutive effect of additional potential shares issuable under stock options.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

MIDWEST GUARANTY BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank of approximately $402,000 and $419,000 was required to meet regulatory reserve and clearing requirements at year-end 2003 and 2002. These balances do not earn interest.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders.

Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Adoption of New Accounting Standards: During 2003, the Company adopted FASB Statement 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, FASB Statement 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities, FASB Interpretation 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, and FASB Interpretation 46, Consolidation of Variable Interest Entities. Adoption of the new standards did not materially affect the Company’s operating results or financial condition.

Operating Segments: While the chief decision-makers monitor revenue streams of the various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Reclassifications: Certain items in the prior year financial statements have been reclassified to conform with the current year presentation.

MIDWEST GUARANTY BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – PENDING MERGER WITH INDEPENDENT BANK CORPORATION

On February 4, 2004, Midwest Guaranty Bancorp, Inc. (“Midwest”) and Independent Bank Corporation (“IBC”) signed a definitive agreement for Midwest and its wholly-owned subsidiaries, including Midwest Guaranty Bank, to be acquired by IBC. The agreement is subject to regulatory approvals, the approval of the shareholders of Midwest and other customary closing conditions. The transaction is scheduled to be completed by July 31, 2004.

Under the terms of the agreement, shareholders of Midwest will receive $43.456 per share, with 60% of the consideration paid in Independent common stock and 40% of the consideration paid in cash. The transaction is contingent upon certain share price adjustments of IBC’s stock. At the time of consummation of the transaction, should the average market value of IBC’s stock drop below a predetermined level, and that drop exceeds the general decline in the market value of NASDAQ bank stocks, and IBC elects to exercise its option to increase the average closing price of IBC stock to that predetermined level, the Board of Directors of Midwest could elect to terminate the transaction.

IBC has over $2.3 billion in total assets and operates four affiliate banks and a premium finance company. IBC and its subsidiaries provide a wide range of banking and other financial services through 97 offices across Michigan’s Lower Peninsula. IBC also provides financing for insurance premiums and extended automobile warranties across the United States through its wholly-owned subsidiary, Mepco Insurance Premium Financing, Inc.

NOTE 3 – SECURITIES

Securities at year-end were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Available-for-Sale:
2003
U.S. Treasury and agency	$497,553	$22,994	$-	$520,547
State and municipal	8,108,401	575,576	-	8,683,977
Mortgage-backed	8,832,608	25,812	(102,388)	8,756,032
Corporate	1,005,526	99,258	-	1,104,784

Total debt securities	18,444,088	723,640	(102,388)	19,065,340
Equity securities	2,505,036	-	(277,816)	2,227,220

Total	$20,949,124	$723,640	$(380,204)	$21,292,560

2002
U.S. Treasury and agency	$985,264	$67,$	-	$1,052,456
State and municipal	9,029,362	469,804	(35,591)	9,463,575
Mortgage-backed	12,907,384	25,515	(72,542)	12,860,357
Corporate	1,009,547	107,052	-	1,116,599
Other	100,000	-	-	100,000

Total debt securities	24,031,557	669,563	(108,133)	24,592,987
Equity securities	2,507,159	10,417	(45,785)	2,471,791

Total	$26,538,716	$679,980	$(153,918)	$27,064,778

MIDWEST GUARANTY BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SECURITIES (Continued)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Held-to-Maturity:
2003
State and municipal	$295,000	$26,189	$-	$321,189

There were no sales of securities in 2003. Proceeds from the sale of a security totaled $523,906 during 2002. A gross gain of $28,944 was realized on this sale. Proceeds from the sale of securities totaled $3,536,487 during 2001. Gross gains of $109,175 were realized on these sales.

Debt securities at year-end 2003 by contractual maturity are shown below. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	Amortized Cost	Fair Value

Due in one year or less	$705,222	$736,706
Due after one year through five years	1,347,874	1,477,584
Due in five through ten years	2,565,044	2,753,234
Due after ten years	5,288,340	5,662,973

	9,906,480	10,630,497
Mortgage-backed securities	8,832,608	8,756,032

	$18,739,088	$19,386,529

Securities pledged to secure Federal Home Loan Bank advances, public deposits and for other purposes required or permitted by law had a carrying value of approximately $9,470,000 and $16,081,000 at year-end 2003 and 2002.

Securities with unrealized losses at year-end 2003 not recognized in income are as follows:

	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss

Mortgage-backed	$3,659,393	$71,748	$2,053,178	$30,640	$5,712,571	$102,388
FNMA Preferred Stock	998,548	6,489	1,228,672	271,327	2,227,220	277,816

Total	$4,657,941	$78,237	$3,281,850	$301,967	$7,939,791	$380,204

The unrealized losses on the mortgage-backed and FNMA preferred stock securities have not been recognized into income because the securities are backed by a federal agency or federally sponsored agency with minimal credit risk, management has the intent and ability to hold them for the foreseeable future, and the decline in fair value is largely due to differences in market interest rates as compared to those of the underlying securities. The fair value declines are considered temporary and are expected to recover as market rates change.

MIDWEST GUARANTY BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – LOANS, NET

Net loans at year-end were as follows:

	2003	2002

Real estate secured loans:
Commercial and multi-family	$93,223,021	$69,913,973
One-to-four family residential	26,684,644	18,075,971
Construction and land development	17,784,916	15,034,814

Total real estate secured loans	137,692,581	103,024,758
Commercial and industrial loans	58,975,943	54,457,400
Credit card loans	605,598	601,957
Consumer loans	3,151,611	2,571,958

Subtotal	200,425,733	160,656,073
Less: allowance for loan losses	(3,170,040)	(2,640,084)

Loans, net	$197,255,693	$158,015,989

Activity in the allowance for loan losses for the year was as follows:

	2003	2002	2001

Beginning balance	$2,640,084	$2,180,350	$2,004,911
Provision for loan losses	483,000	590,000	480,000
Loans charged-off	(66,136)	(309,845)	(334,459)
Recoveries	113,092	179,579	29,898

Ending balance	$3,170,040	$2,640,084	$2,180,350

Impaired loans were as follows:

	2003	2002

Year-end loans with no allocated allowance
for loan losses	$294,613	$931,141
Year-end loans with allocated allowance
for loan losses	628,816	614,749

	$923,429	$1,545,890

Amount of the allowance for loan losses allocated	$160,000	$143,400

	2003	2002	2001

Average of impaired loans during the year	$1,158,023	$862,212	$956,892
Interest income recognized during impairment	103,513	67,748	72,620
Cash-basis interest income recognized	103,513	63,257	72,620

Non-performing loans were as follows:

	2003	2002

Loans past due over 90 days still on accrual	$0	$0
Non-accrual loans	923,429	1,182,495

MIDWEST GUARANTY BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — PREMISES AND EQUIPMENT, NET

Premises and equipment, net, at year-end were as follows:

	2003	2002

Land	$822,000	$822,000
Buildings and leasehold improvements	3,930,698	3,924,412
Furniture, fixtures and equipment	4,184,124	3,410,774
Construction in progress	-	33,913

	8,936,822	8,191,099
Less: accumulated depreciation and amortization	(3,414,554)	(3,101,980)

	$5,522,268	$5,089,119

Building rent expense was approximately $317,000, $312,000 and $317,000 for 2003, 2002 and 2001. Rent commitments under noncancelable operating leases approximated the following, before considering renewal options that generally are present:

2004	$327,000
2005	356,000
2006	356,000
2007	356,000
2008	356,000
Thereafter	267,000

$2,018,000

NOTE 6 – TIME DEPOSITS

Remaining maturities of time deposits at year-end were as follows:

	2003	2002

Due in year one	$40,688,851	$27,234,573
Due in year two	1,746,449	4,028,441
Due in year three	1,558,345	1,015,494
Due in year four	2,596,712	1,238,355
Due in year five	3,351,864	2,477,644

	$49,942,221	$35,994,507

Time deposit accounts in amounts of $100,000 or more totaled approximately $38,083,000 and $23,828,000 as of December 31, 2003 and 2002.

MIDWEST GUARANTY BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — FEDERAL HOME LOAN BANK ADVANCES

At year-end 2003 and 2002, advances from the Federal Home Loan Bank (FHLB) were as follows.

	2003	2002

1.98% FHLB advance, due November 2003	$-	$2,500,000
2.55% FHLB advance, due November 2004	2,500,000	2,500,000
3.08% FHLB advance, due November 2005	2,500,000	2,500,000
5.43% FHLB advance, due April 2006	1,000,000	1,000,000
4.70% FHLB advance, due November 2006	1,500,000	1,500,000

	$7,500,000	$10,000,000

Each advance has a fixed interest rate, is payable at its maturity date, and is subject to a prepayment penalty. The advances were collateralized by approximately $86,636,000 of first and second lien residential and first lien commercial mortgage loans under a blanket lien arrangement and $9,145,000 of securities at year-end 2003, and $1,847,000 of first mortgage loans under a blanket lien arrangement and $13,032,000 of securities at year-end 2002.

NOTE 8 – SUBORDINATED DEBENTURES AND TRUST PREFERRED SECURITIES

A special purpose entity, Midwest Guaranty Trust I (the “trust”) issued $232,000 of common securities to the Company and $7,500,000 of trust preferred securities (together referred to as “the securities”) in 2002 as part of a pooled offering. Distributions on the securities are payable quarterly based upon a floating rate, which was 4.63% and 5.27% at year-end 2003 and 2002. The Company issued subordinated debentures to the trust in exchange for the proceeds of the offering, which debentures represent the sole asset of the trust. The Company has the option to defer payments of interest on the subordinated debentures from time to time for up to 20 consecutive quarters. The subordinated debentures mature on November 7, 2032 and are redeemable prior to maturity at the option of the Company, in whole or in part, on any February 7, May 7, August 7 or November 7 on or after November 7, 2007 at face value plus accrued and unpaid interest. The trust preferred securities are subject to mandatory redemption, in whole or in part, upon redemption of the subordinated debentures at maturity or an earlier date.

Prior to 2003, the trust was consolidated in the Company’s financial statements, with the trust preferred securities issued by the trust reported in liabilities and the common securities and subordinated debentures eliminated in consolidation. Under new accounting guidance, FASB Interpretation No. 46, as revised in December 2003, the trust is no longer consolidated with the Company. Accordingly, the Company does not report the $7,500,000 of trust preferred securities issued by the trust as liabilities, and instead reports the common securities of $232,000 held by the Company in other assets and the $7,732,000 of subordinated debentures issued by the Company and held by the trust in liabilities, as these are no longer eliminated in consolidation. The amounts previously reported as “trust preferred securities” have been recaptioned as “subordinated debentures” in the liability section of the balance sheet. The effect of no longer consolidating the trust was not significant to the Company’s operating results. The securities continue to count as Tier 1 capital for regulatory capital purposes, subject to certain limitations.

Debt issue costs of approximately $159,000 were capitalized and are being amortized over the estimated life of the securities. Unamortized debt issue costs were $122,000 and $154,000 at year-end 2003 and 2002.

MIDWEST GUARANTY BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — INCOME TAXES

Income tax expense (benefit) was as follows.

	2003	2002	2001

Current	$967,474	$974,956	$644,836
Deferred	(25,500)	(213,403)	(40,386)

	$941,974	$761,553	$604,450

The difference between the actual tax expense and the expected tax expense based on the statutory tax rate of 34% is primarily due to the following:

	2003	2002	2001

Federal statutory rate times financial
statement income	$1,089,200	$879,422	$683,779

Effect of:
Tax-exempt income	(135,145)	(103,446)	(91,758)
Other, net	(12,081)	(14,423)	12,429

	$941,974	$761,553	$604,450

The net deferred tax assets at year-end were as follows:

	2003	2002

Deferred tax assets:
Allowance for loan losses	$945,586	$781,366
Other	66,259	82,489

	1,011,845	863,855

Deferred tax liabilities:
Depreciation	(268,501)	(158,252)
Unrealized gain on available for sale securities	(116,768)	(178,861)
Other	(19,678)	(7,437)

	(404,947)	(344,550)

Net deferred tax asset	$606,898	$519,305

NOTE 10 - RELATED PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates in 2003 were as follows.

Beginning balance	$1,033,000
New loans	613,000
Repayments	(24,000)

Ending balance	$1,622,000

Deposits from principal officers, directors, and their affiliates totaled approximately $1,588,000 and $2,843,000 at year-end 2003 and 2002.

MIDWEST GUARANTY BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – EARNINGS PER SHARE

The factors used in the earnings per share computations follow:

	2003	2002	2001

Basic
Net income	$2,261,554	$1,824,983	$1,406,666

Weighted average common shares outstanding	947,754	947,754	1,005,614

Basic earnings per share	$2.39	$1.93	$1.40

Diluted
Net income	$2,261,554	$1,824,983	$1,406,666

Weighted average common shares outstanding
for basic earnings per share	947,754	947,754	1,005,614
Add: Dilutive effects of assumed exercises of
stock options	24,346	12,955	4,403

Average shares and dilutive potential shares	972,100	960,709	1,010,017

Diluted earnings per share	$2.33	$1.90	$1.39

Stock options for 23,200 shares were not considered in computing diluted earnings per share for 2001 because they were antidilutive.

NOTE 12 — STOCK OPTIONS

Stock option plans provide for the issuance of options to officers at an exercise price equal to the market price at the date of grant. The maximum option term is 10 years, and options vest after 3 years from the date of grant.

A summary of the option activity is as follows:

	Available for Grant	Options Outstanding	Weighted Average Exercise Price	Weighted Average Fair Value of Options Granted

Balance at January 1, 2001	57,800	43,700	$15.62
Granted	(18,450)	18,450	18.47	$6.75
Exercised	(1,500)	8.00

Balance at December 31, 2001	39,350	60,650	16.67
Forfeited	6,150	(6,150)	16.76

Balance at December 31, 2002	45,500	54,500	16.67
Granted	(20,000)	20,000	25.73	7.53
Authorized for Grant	80,000

Balance at December 31, 2003	105,500	74,500	$19.10

At year-end 2003, 2002 and 2001, 25,000, 25,000 and 14,450 options were exercisable.

MIDWEST GUARANTY BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Options outstanding at year-end 2003 were as follows.

	Outstanding			Exercisable
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

$12.50-$15.90	33,750	5.36	$15.11	18,500	$14.53
$19.06-$19.50	20,750	6.18	19.20	6,500	19.50
$25.73	20,000	9.10	25.73	-	-

Outstanding at year end	74,500			25,000

NOTE 13 — REGULATORY CAPITAL

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

MIDWEST GUARANTY BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company and Bank were considered well capitalized at year-end 2003 and 2002. Capital levels and ratios approximated the following at year-end (in thousands):

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2003
Total Capital to risk weighted
Assets
Consolidated	$27,877	13.08%	$17,048	8.00%	$21,310	10.00%
Bank	22,684	10.65	17,034	8.00	21,294	10.00
Tier 1 (Core) Capital to risk
weighted assets
Consolidated	23,612	11.08	8,524	4.00	12,786	6.00
Bank	20,016	9.40	8,517	4.00	12,776	6.00
Tier 1 (Core) Capital to
average assets
Consolidated	23,612	10.17	9,285	4.00	11,606	5.00
Bank	20,016	8.63	9,277	4.00	11,596	5.00

2002
Total Capital to risk weighted
Assets
Consolidated	$25,309	14.40%	$14,064	8.00%	$17,580	10.00%
Bank	18,846	10.73	14,048	8.00	17,561	10.00
Tier 1 (Core) Capital to risk
weighted assets
Consolidated	20,811	11.84	7,032	4.00	10,548	6.00
Bank	16,645	9.48	7,024	4.00	10,536	6.00
Tier 1 (Core) Capital to
average assets
Consolidated	20,811	10.35	8,040	4.00	10,050	5.00
Bank	16,645	8.29	8,035	4.00	10,043	5.00

MIDWEST GUARANTY BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – LOAN COMMITMENTS AND OFF-BALANCE-SHEET ACTIVITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

Unused commitments, including loan commitments, credit lines, letters of credit and overdraft protection, approximated $42,567,000 and $39,728,000 at year-end 2003 and 2002. Loan commitments are made at market rates, generally for periods of 90 days or less. Less than five percent of loan commitments are at fixed rates. These fixed rate loan commitments have interest rates ranging from 5.75% to 7.5% with maturities up to five years.

During 2003, the Company was a plaintiff in a lawsuit to defend its trade name from an out-of-state financial institution which entered southeast Michigan with a confusingly similar name. The Company was granted a preliminary injunction by the United States District Court, pending a final trial on the merits, which restrained and enjoined the defendant from using its trade name in conjunction with the offering of banking and financial services in southeast Michigan. The lawsuit was subsequently settled and the defendant’s name has been changed for its Michigan banking operation. The Company incurred approximately $357,000 in costs, primarily legal, associated with the lawsuit, and received $200,000 upon settlement of the lawsuit.

NOTE 15 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount and fair values of financial instruments at year-end were as follows:

	2003		2002
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$7,704,668	$7,704,668	$9,582,957	$9,582,957
Securities	21,587,560	21,613,749	27,064,778	27,064,778
Federal Home Loan Bank and Federal
Reserve Bank stock	946,600	946,600	800,000	800,000
Loans, net	197,255,693	199,245,000	158,015,989	161,217,000
Accrued interest receivable	797,853	797,853	757,861	757,861

Financial liabilities:
Demand and savings deposits	139,305,496	139,305,496	131,966,288	131,966,288
Time deposits	49,942,221	50,146,000	35,994,507	36,525,000
Federal funds purchased	11,750,000	11,750,000	-	-
Federal Home Loan Bank advances	7,500,000	7,729,000	10,000,000	10,298,000
Accrued interest payable	434,587	434,587	434,884	434,884
Subordinated debentures	7,732,000	7,732,000	7,500,000	7,500,000

NOTE 15 - FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The estimated fair value approximates carrying amount for all items except those described below. Estimated fair value for securities is based on quoted market values for the individual securities or for equivalent securities. Estimated fair value for loans is based on the rates charged at year end for new loans with similar maturities, applied until the loan is assumed to reprice or be paid and the allowance for loan losses is considered to be a reasonable estimate of discount for credit quality concerns. Estimated fair value for time deposits is based on the rates paid at year-end for new deposits, applied until maturity. Estimated fair value of Federal Home Loan Bank advances and subordinated debentures is based on rates paid at year-end for similar financing. Estimated fair value for other financial instruments and off-balance-sheet loan commitments are considered nominal.

NOTE 16 — CONDENSED FINANCIAL INFORMATION — PARENT COMPANY ONLY

Condensed financial information for the Parent Company only was as follows:

BALANCE SHEETS
December 31, 2003 and 2002

	2003	2002

Assets

Cash and deposits held by subsidiary bank	$5,082,664	$6,341,274
Investment in subsidiaries	20,658,047	17,247,307
Other assets	164,876	198,182

Total assets	$25,905,587	$23,786,763

Liabilities and Shareholders' Equity

Subordinated debentures	$7,732,000	$7,732,000
Other liabilities	54,693	76,890

Total liabilities	7,786,693	7,808,890

Total shareholders' equity	18,118,894	15,977,873

Total liabilities and shareholders' equity	$25,905,587	$23,786,763

MIDWEST GUARANTY BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY (Continued)

STATEMENTS OF INCOME
Years ended December 31, 2003, 2002 and 2001

	2003	2002	2001

Interest income	$11,171	$2,174	$-
Dividends from subsidiary	4,450	18,356	47,000
Interest expense	(372,294)	(72,440)	-
Other expense	(55,072)	(28,106)	(41,897)

Income (loss) before income tax and undistributed
income of subsidiary	(411,745)	(80,016)	5,103
Income tax (benefit)	(142,026)	(33,447)	(14,245)

Income (loss) before undistributed income of subsidiary	(269,719)	(46,569)	19,348
Equity in undistributed income of subsidiary	2,531,273	1,871,552	1,387,318

Net income	$2,261,554	$1,824,983	$1,406,666

STATEMENTS OF CASH FLOWS
Years ended December 31, 2003, 2002 and 2001

	2003	2002	2001

Cash flows from operating activities
Net income	$2,261,554	$1,824,983	$1,406,666
Adjustments to reconcile net income to net cash
from operating and investing activities
Net change in other assets	33,306	(189,319)	-
Net change in other liabilities	(22,197)	76,890	-
Equity in undistributed income of subsidiaries	(2,531,273)	(1,871,552)	(1,387,318)

Net cash from operating activities	(258,610)	(158,998)	19,348

Cash flows from investing and financing activities
Investment in common securities of Trust	-	(232,000)	-
Capital infusion to Bank	(1,000,000)	(1,000,000)	-
Proceeds from subordinated debentures	-	7,732,000	-
Issuance of shares upon exercise of stock options	-	-	12,000
Retirement of common stock	-	-	(933,603)

Net cash from investing and financing activities	(1,000,000)	6,500,000	(921,603)

Net change in cash and cash equivalents	(1,258,610)	6,341,002	(902,255)

Cash and cash equivalents at beginning of year	6,341,274	272	902,527

Cash and cash equivalents at end of year	$5,082,664	$6,341,274	$272

MIDWEST GUARANTY BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – QUARTERLY FINANCIAL DATA (UNAUDITED) (in thousands, except per share amounts)

	Interest	Net Interest	Net	Earnings per Share
	Income	Income	Income	Basic	Diluted
2002

First quarter	$3,092	$2,249	$455	$0.48	$0.47
Second quarter	3,269	2,576	435	0.46	0.45
Third quarter	3,206	2,665	743	0.79	0.77
Fourth quarter	3,352	2,705	629	0.66	0.64
2002
First quarter	$2,673	$2,148	$352	$0.37	$0.37
Second quarter	2,793	2,261	437	0.46	0.45
Third quarter	2,901	2,356	482	0.51	0.50
Fourth quarter	3,106	2,452	554	0.59	0.58

Net income for the first, second, third and fourth quarters of 2003 included approximately $26,000, $189,000, $11,000 and $10,000, respectively, in after tax costs associated with the lawsuit to defend the Company’s trade name. Net income for the third quarter of 2003 included approximately $132,000 in after tax proceeds associated with the settlement of the lawsuit. The lawsuit is more fully disclosed in Note 14.

VOTING AND MANAGEMENT INFORMATION

Voting Securities and Principal Shareholders of Midwest

        Shareholders of record of Midwest common stock as of the close of business on April 15, 2004, are entitled to one vote for each share then held. As of that date, Midwest had 952,754 shares of its common stock outstanding.

Major Shareholders

        The following table sets forth information for each person who Midwest knows was the beneficial owner of more than 5% of Midwest’s outstanding shares of common stock as of April 15, 2004. The information shown in this table is based upon information furnished to Midwest by the individuals named in the table.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class (Fully-diluted)(2)

Clarke B. Maxson
Midwest Guaranty Bank
201 W. Big Beaver, Suite 125
Troy, Michigan 48084

Gilbert B. Silverman
26500 Telegraph Road
Southfield, Michigan 48034

Martin Stoneman
310 Wabeek Bldg.
280 W. Maple Road
Birmingham, Michigan 48009-3346

William C. Young
41605 Ann Arbor Road
Plymouth, Michigan 48170	110,442 59,844 56,386 84,294	10.804% 5.854% 5.516% 8.246%

(1)	The numbers of shares stated are based on information furnished by each person listed and include shares personally owned of record by that person and shares that under applicable regulations are considered to be otherwise beneficially owned by that person. Under these regulations, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares voting power or dispositive power with respect to the security. Voting power includes the power to vote or direct the voting of the security. Dispositive power includes the power to dispose or direct the disposition of the security. A person is also considered the beneficial owner of a security if the person has a right to acquire beneficial ownership of the security within 60 days.

(2)	The number of outstanding shares of Midwest common stock used as the denominator for the purposes of computing the Percent of Class owned by a beneficial owner is 1,022,254, consisting of 952,754 shares of common stock outstanding and 69,500 shares of common stock issuable upon the exercise of outstanding stock options. Upon the completion of the merger (if approved and completed), all outstanding options to purchase shares of Midwest common stock will be exchanged for options to purchase IBC common stock.

Directors and Executive Officers

        The following table sets forth certain information concerning the number of shares of Midwest common stock held as of April 15, 2004, by each of Midwest’s directors, each of the named executive officers of Midwest, and all of Midwest’s directors and executive officers as a group. The information shown in this table is based upon information furnished to Midwest by the individuals named in the table and upon Midwest’s records with respect to options.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)		Percent of Class (Fully-diluted)(2)

     Frank A. Borschke
     John E. Desmond
     Leo Jerome
     Clarke B. Maxson
     Gilbert B. Silverman
     Boleslaus I. Stanczyk
     Martin Stoneman
     Thomas J. Strobl
     William C. Young
     Brett A. Piehl
     Raymond Stecko
     Thomas F. Gammon
     Barry Mahloy
     Henry W. Allemon
David A. Verkeyn	46,705 3,542 21,266 110,442 59,844 23,506 56,386 7,954 84,294 3,000 19,500 7,750 2,500 14,515 5,200	(3) (4) (5) (6) (7) (8) (9) (10) (11) (12) (13) (14) (15)	4.569% 0.346% 2.080% 10.804% 5.854% 2.299% 5.516% 0.778% 8.246% 0.293% 1.908% 0.758% 0.245% 1.420% 0.509%

All directors and executive officers as a group (15 persons)	466,404		45.625%

(1)	The numbers of shares stated are based on information furnished by each person listed and include shares personally owned of record by that person and shares that under applicable regulations are considered to be otherwise beneficially owned by that person. Under these regulations, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power or dispositive power with respect to the security. Voting power includes the power to vote or direct the voting of the security. Dispositive power includes the power to dispose or direct the disposition of the security. A person is also considered the beneficial owner of a security if the person has a right to acquire beneficial ownership of the security within 60 days.
(2)	The number of outstanding shares of Midwest common stock used as the denominator for the purposes of computing the Percent of Class owned by a beneficial owner is 1,022,254, consisting of 952,754 shares of common stock outstanding and 69,500 shares of common stock issuable upon the exercise of outstanding stock options. Upon the effective time of the merger (if approved and completed), all outstanding options to purchase shares of Midwest common stock will be exchanged for options to purchase IBC common stock.
(3)	These include 34,274 shares held jointly with the director’s spouse.
(4)	These include 6,666 shares owned by an entity controlled by the director.
(5)	These include 75,942 shares owned jointly with the director’s spouse.
(6)	These are shares owned either by the director’s spouse or by the director in his capacity as trustee.
(7)	These include 5,000 shares owned by the director’s spouse.

(8)	These include 12,500 shares held by the director in his capacity as trustee and 25,136 shares owned by an entity controlled by the director.
(9)	These shares are owned jointly by the director and his spouse.
(10)	These consist of options to purchase 3,000 shares, which options will become fully exercisable upon completion of the merger.
(11)	These consist of 1,500 shares of stock currently held and options to purchase 18,000 shares, which options will become fully exercisable upon completion of the merger.
(12)	These consist of 1,500 shares of stock currently held and options to purchase 6,250 shares, which options will become fully exercisable upon completion of the merger.
(13)	These consist of options to purchase 2,500 shares, which options will become fully exercisable upon completion of the merger.
(14)	These consist of 6,015 shares of stock currently held and options to purchase 8,500 shares, which options will become fully exercisable upon completion of the merger.
(15)	These consist of options to purchase 5,200 shares, which options will become fully exercisable upon completion of the merger.

Interests of Certain Persons in the Merger

        Certain members of management and Board of Directors of Midwest and its subsidiaries may be deemed to have interests in the merger in addition to their interests as shareholders of Midwest generally. The Midwest Board of Directors was aware of these interests and considered them, among other matters, in approving the merger agreement.

Amendment and Restatement of CEO’s Employment Agreement

        Clarke B. Maxson, the President and CEO of Midwest and Midwest Guaranty Bank, entered into an Employment Agreement with Midwest Guaranty Bank on October 21, 1988. This Employment Agreement was for an original term of five years, but at the end of the first year of the Employment Agreement and at the end of each subsequent year of the Employment Agreement, the term would automatically be extended another year unless either Mr. Maxson or the bank gave notice that the term would not be extended. By virtue of these automatic one-year extensions, the Employment Agreement has a “rolling” five-year term (until either Mr. Maxson or the bank gave notice that the term would not continue to be extended). Although the bank is not obligated to employ Mr. Maxson for the remaining term of the Employment Agreement, if it terminates his employment, he will be entitled to receive compensation and certain other benefits for the remaining term. Thus, at the time the merger agreement was signed, Mr. Maxson was entitled to receive compensation and benefits from Midwest Guaranty Bank through at least October 21, 2008.

        The merger agreement provides that, within five business days after the merger of Midwest and IBC (if approved and completed), Midwest Guaranty Bank will be consolidated with Independent Bank East Michigan, a bank wholly-owned by IBC.

        As a condition to its obligation to complete the merger, IBC is requiring Mr. Maxson to amend and restate the October 21, 1988 Employment Agreement such that the restated Employment Agreement will have the following terms:

•	Mr. Maxson will be employed by Independent Bank East Michigan through December 31, 2004 (unless he suffers a disability or Independent Bank East Michigan terminates his employment for cause). Independent Bank East Michigan will pay Mr. Maxson the compensation and benefits he is currently earning from Midwest Guaranty Bank (or a pro-rated amount for part-time service by Mr. Maxson).

•	Mr. Maxson will agree not to compete in the banking industry anywhere within Michigan for a period of five years and will agree not to solicit the customers or employees of Independent Bank East Michigan or its affiliates.

•	Mr. Maxson will agree not to disclose or otherwise use for the benefit of any party other than Independent Bank East Michigan and its affiliates any confidential information in his possession regarding Midwest Guaranty Bank or Independent Bank East Michigan.

•	In consideration for his agreement not to compete in the banking industry and not to solicit employees or customers of Independent Bank East Michigan (or its affiliates) and not to use or disclose confidential information, Independent Bank East Michigan will pay Mr. Maxson a lump sum of $700,000 on the one year anniversary of the consolidation of Midwest Guaranty Bank with Independent Bank East Michigan.

•	In satisfaction of the compensation and benefits Mr. Maxson would otherwise be entitled to receive under his original Employment Agreement with Midwest Guaranty Bank (which would, as described above, be payable through October 21, 2008), Independent Bank East Michigan will pay Mr. Maxson a lump sum of $800,000 on the effective date of the consolidation of Midwest Guaranty Bank with Independent Bank East Michigan.

        A copy of the form of the Amended and Restated Employment Agreement to be entered into between Independent Bank East Michigan and Mr. Maxson is attached as Exhibit D to the merger agreement. Such Amended and Restated Employment Agreement will become effective only if Midwest Guaranty Bank is consolidated with Independent Bank East Michigan, as contemplated by the merger agreement.

IBC Common Stock

        As of March 19, 2004, the directors and executive officers of Midwest did not own any shares of IBC common stock.

Indemnification; Directors’ and Officers’ Liability Insurance

        For a period of three years, IBC has agreed to honor the rights to indemnification and advancement of expenses now existing in favor of the directors and officers of Midwest and its subsidiaries under their articles of incorporation or bylaws. These provisions are contractual rights enforceable by Midwest directors and officers which will remain in effect following the merger and will continue with respect to acts or omissions occurring before the effective time of the merger.

        IBC has agreed to cooperate with Midwest to cause the officers and directors of Midwest immediately prior to the merger to be covered immediately following the merger by the directors’ and officers’ liability insurance policy maintained by Midwest with respect to acts or omissions occurring before the merger. IBC may substitute new coverage for Midwest’s current coverage under policies offering at least the same coverage and amounts. For a description of the specific terms of the merger agreement concerning indemnification and insurance, see “The Merger and Merger Agreement – Insurance and Indemnification” above.

Information About Principal Shareholders, Executive Officers, and Directors of IBC

        The information set forth in IBC’s Annual Report on Form 10-K (filed with the SEC on March 10, 2004) under the captions “Security Ownership of Certain Beneficial Owners and Management,” “Directors and Executive Officers of the Registrant,” “Executive Compensation,” and “Certain Relationships and Related Transactions” is hereby incorporated in this prospectus and proxy statement by reference.

Shareholder Proposals

        If the merger is approved by Midwest shareholders and completed as planned, Midwest will not hold an annual shareholders meeting during 2005, and Midwest shareholders receiving shares of IBC common stock in the merger would be entitled to attend and vote at the 2005 IBC annual meeting (if shares of IBC common stock are still held by such person as of the record date for such meeting). In that case, any shareholder proposal intended to be presented at the 2005 IBC annual shareholder meeting must be received by IBC no later than November 19, 2004, in order to be included in the proxy statement relating to that meeting. If any shareholder proposal intended to be presented at the 2005 IBC annual shareholder meeting without inclusion in IBC’s proxy statement for such meeting is received by IBC after February 2, 2005, then any proxy that IBC solicits for such meeting will confer discretionary authority to vote on such proposal so long as such proposal is properly presented at the meeting.

        If the merger is not approved by Midwest shareholders or is otherwise not completed, Midwest would intend to hold its 2005 annual meeting on April 18, 2005 (the date required by Midwest’s Bylaws). In that case, any shareholder proposal intended to be presented at the 2005 Midwest annual shareholder meeting must be received by Midwest no later than approximately January 18, 2005, in order to be included in the proxy statement relating to that meeting. If any shareholder proposal intended to be presented at the 2005 Midwest annual shareholder meeting without inclusion in Midwest’s proxy statement for such meeting is received by Midwest after approximately March 1, 2005, then any proxy that Midwest solicits for such meeting will confer discretionary authority to vote on such proposal so long as such proposal is properly presented at the meeting.

GENERAL INFORMATION

Experts

        The consolidated financial statements of IBC and subsidiaries as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP refers to a change in the method of accounting for derivative financial instruments and hedging activities in 2001.

        The consolidated financial statements of Midwest at December 31, 2003 and 2002, and for each of the years ended December 31, 2003, 2002, and 2001, included in this prospectus and proxy statement have been audited by Crowe Chizek and Company LLC, independent auditors, as set forth in their report included herein, and are included in this document in reliance upon such report given on the authority of that firm as experts in accounting and auditing.

Legal Opinions

        Certain legal matters in connection with the proposed merger will be passed upon for IBC by its general counsel, Varnum, Riddering, Schmidt & Howlett LLP of Grand Rapids, Michigan. It is a condition to the completion of the merger that Midwest receive an opinion from Varnum, Riddering, Schmidt & Howlett LLP with respect to the tax treatment of the merger.

        As of March 19, 2004, partners in and attorneys employed by or associated with Varnum, Riddering, Schmidt & Howlett LLP and their associates were beneficial owners of a total of approximately 20,448 shares of IBC common stock having an approximate aggregate market value of $557,208 as of such date and no shares of Midwest common stock. Shares reported as beneficially owned include all shares as to which such persons have direct or indirect, sole or shared, power to direct voting of disposition, including personal shares as well as shares held in fiduciary capacities.

Sources of Information

        IBC has supplied all information contained or incorporated by reference in this prospectus and proxy statement relating to IBC. Midwest has supplied all such information relating to itself, Midwest Guaranty Bank, and their respective officers and directors.

WHERE YOU CAN FIND MORE INFORMATION

        IBC has filed a registration statement on Form S-4 to register with the SEC the offering of IBC common stock to be issued by IBC in the merger. This prospectus and proxy statement is a part of that registration statement. As allowed by SEC rules, this prospectus and proxy statement does not contain all of the information contained in the registration statement or the exhibits to the registration statement. This means that this prospectus and proxy statement incorporates important business and financial information about IBC that is not included in or delivered with this document.

        IBC is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. Accordingly, IBC files annual, quarterly, and current reports, proxy statements, and other information with the SEC. You may read and copy any reports, statements, or other information that we file at the SEC’s Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. IBC’s SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at www.sec.gov. That web site contains reports, proxy and information statements, and other information regarding companies that file electronically with the SEC.

        The SEC allows IBC to incorporate by reference information into this prospectus and proxy statement. This means that IBC can disclose important information by referring to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus and proxy statement, except for any information superseded by information in this prospectus and proxy statement. This prospectus and proxy statement incorporates by reference the documents set forth below that IBC has previously filed with the SEC. These documents contain important information about IBC and its finances.

IBC Commission Filings (File No. 0-7818)
Annual Report on Form 10-K for year ended December 31, 2003
Current Report on Form 8-K filed January 22, 2004
Current Report on Form 8-K filed January 22, 2004
Current Report on Form 8-K filed February 5, 2004
Current Report on Form 8-K filed March 5, 2004

        All documents subsequently filed by IBC with the SEC pursuant to Sections 13(a), 13(c), 14, and 15 of the Securities Exchange Act of 1934, as amended, between the date of this prospectus and proxy statement and the date of the special meeting of the shareholders of Midwest are also incorporated by reference into this prospectus and proxy statement.

        Documents incorporated by reference are available from IBC without charge. You may obtain documents incorporated by reference in this prospectus and proxy statement by requesting them in writing or by telephone from IBC at the following address:

Independent Bank Corporation Attn: Robert N. Shuster, Chief Financial Officer 230 West Main Street Ionia, Michigan 48846 (616) 527-9450

        To obtain delivery of this information prior to the special Midwest shareholders meeting, you must request the information no later than May 11, 2004, which is five business days before the date of the special meeting at which you are requested to vote.

        You should rely only on the information contained or incorporated by reference in this prospectus and proxy statement to vote on the merger and the related issuance of IBC common stock. Neither IBC nor Midwest has authorized anyone to provide you with information that is different from what is contained in this prospectus and proxy statement.

        This prospectus and proxy statement is dated as of the date set forth on the cover page. You should not assume that the information contained in this prospectus and proxy statement is accurate as of any date other than that date, and neither the mailing of this prospectus and proxy statement to you nor the issuance of IBC common stock in the merger shall create any implication to the contrary.

FORWARD-LOOKING STATEMENTS

        This prospectus and proxy statement and the documents incorporated in this prospectus and proxy statement by reference contain forward-looking statements that are based on management’s beliefs, assumptions, current expectations, estimates, and projections about the financial services industry, the economy, and about IBC and Midwest themselves. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “is likely,” “plans,” “projects,” variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood, and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed, implied, or forecasted in such forward-looking statements.

        Future factors that could cause a difference between an ultimate actual outcome and a preceding forward-looking statement include changes in interest rates and interest rate relationships; demand for products and services; the degree of competition by traditional and non-traditional competitors; changes in banking regulations; changes in tax laws; changes in prices, levies, and assessments; the impact of technological advances; governmental and regulatory policy changes; the outcomes of pending and future litigation and contingencies; trends in customer behaviors as well as their ability to repay loans; changes in the national economy; and the possibility that expected efficiencies and cost savings from the merger of Midwest with IBC and other mergers and acquisitions in which IBC may be involved might not be fully realized within the expected time frame. Neither IBC nor Midwest undertakes any obligation to update, amend or clarify forward-looking statements, whether as a result of new information, future events, or otherwise.

Appendix A

AGREEMENT AND PLAN OF MERGER

        WHEREAS, the Boards of Directors of Buyer, Seller, and Seller Bank (all terms as defined in Article I below) have determined to consummate certain business combination transactions subject to the terms and conditions set forth herein.

        NOW, THEREFORE, in consideration of such inducements and of the mutual covenants and agreements contained herein, the Parties hereby agree as follows:

ARTICLE I
DEFINITIONS

        The following terms shall have the meanings ascribed to them for all purposes of this Agreement.

        “Acquisition Transaction” shall mean a transaction between Seller and any person or entity other than Buyer or an affiliate of Buyer involving (a) the sale or other disposition of more than 10% of the shares of the capital stock or any class of voting securities of Seller, (b) the sale or other disposition of 25% or more of the consolidated assets or deposits of Seller or Seller Bank, or (c) a merger or consolidation involving Seller other than the transactions described in this Agreement.

        “Agreement” shall mean this Agreement and Plan of Merger dated as of February 4, 2004, among Buyer, Seller, and Seller Bank, including all schedules, exhibits, and other attachments hereto.

        “Bank Consolidation” shall mean the consolidation of the Seller Bank with and into the Buyer Bank, under the charter of the Buyer Bank, pursuant to the Consolidation Agreement attached as Exhibit B.

        “BIF” shall mean the Bank Insurance Fund administered by the FDIC or any successor thereto.

        “Buyer” shall mean Independent Bank Corporation, a Michigan corporation.

        “Buyer Bank” shall mean Independent Bank East Michigan, a Michigan banking corporation and wholly owned Subsidiary of Buyer.

        “Buyer Ratio” shall mean the quotient obtained by dividing the Closing Price of Buyer Stock by $27.60.

        “Buyer Stock” shall mean the common stock of Buyer, $1.00 par value per share.

        “Certificate” shall mean any certificate that, prior to the Effective Time, represented shares of Seller Stock

        “Certificate of Merger” shall mean the Certificate of Merger to be filed with the Michigan Bureau with respect to the Corporate Merger.

        “Closing” shall mean the closing of the Corporate Merger, which shall occur at a time and place selected by Buyer, but in no event later than the expiration of the Determination Period.

        “Closing Date” shall mean the date on which the Closing occurs.

        “Closing Index Price” means the average of the Index Prices for the twenty (20) consecutive full trading days ending at the close of trading on the first day of the Determination Period.

        “Closing Price of Buyer Stock” shall mean the per share average of the last reported sale price of a share of Buyer Stock, as quoted on the NASDAQ National Market System, for the twenty (20) consecutive full trading days ending at the close of trading on the first day of the Determination Period; provided, however, that if Buyer exercises its option pursuant to Section 2.3(e), then the Closing Price of Buyer Stock shall equal $23.392.

        “Code” shall mean the Internal Revenue Code of 1986, as amended.

        “Commissioner” means the Commissioner of the Michigan Office of Financial and Insurance Services.

        “Corporate Merger” shall mean the merger of Seller with and into Buyer, with Buyer surviving.

        “CRA” shall mean the Community Reinvestment Act.

        “Determination Period” means the ten (10) consecutive business days commencing two (2) business days after the later of (1) the date on which the last of the Requisite Regulatory Approvals has been received, and (2) the Shareholders Meeting.

        “DOJ” shall mean the United States Department of Justice.

        “Effective Time” shall mean the effective time of the Corporate Merger, as specified in the Certificate of Merger.

        “Environmental Claim” shall mean any written notice from any Governmental Entity or third party alleging potential liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on, or resulting from the presence, or release into the environment, of any Materials of Environmental Concern.

        “Environmental Laws” shall mean any federal, state, or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction, or agreement with any Governmental Entity relating to (i) the protection, preservation, or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life, or any other natural resource), and/or (ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release, or disposal of Materials of Environmental Concern. The term Environmental Law includes (i) the Comprehensive Environmental Response, Compensation and Liability Act, as amended (42 U.S.C. §9601, et seq); the Resource Conservation and Recovery Act, as amended (42 U.S.C. §6901, et seq); the Clean Air Act, as amended (42 U.S.C. §7401, et seq); the Federal Water Pollution Control Act, as amended (33 U.S.C. §1251, et seq); the Toxic Substances Control Act, as amended (15 U.S.C. §9601, et seq); the Emergency Planning and Community Right to Know Act, as amended (42 U.S.C. §1101, et seq); the Safe Drinking Water Act, as amended (42 U.S.C. §300f, et seq); and all comparable state and local laws, and (ii) any common law (including common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Materials of Environmental Concern.

        “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

        “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

        “Exchange Agent” shall mean EquiServe Trust Company, N.A.

        “FDIA” shall mean the Federal Deposit Insurance Act, as amended.

        “FDIC” shall mean the Federal Deposit Insurance Corporation.

        “FHLB” shall mean the Federal Home Loan Bank of Indianapolis.

        “FRS” shall mean the Board of Governors of the Federal Reserve System.

        “GAAP” shall mean generally accepted accounting principles.

Appendix A - 2

        “Governmental Entity” shall mean any federal or state court, administrative agency, commission, or other governmental authority or instrumentality.

        “Include” (whether or not capitalized) shall mean “include without limitation.”

        “Index Group” shall mean the Nasdaq Bank Stock Index.

        “Index Price” shall mean, for any given date, the average of the closing prices on such date of the companies comprising the Index Group.

        “Index Ratio” shall mean (i) the quotient obtained by dividing the Closing Index Price by the Starting Index Price, minus (ii) 0.15.

        “IRS” shall mean the Internal Revenue Service or any successor thereto.

        “Material Adverse Effect” shall mean, with respect to any Party, any effect that is material and adverse to the financial condition, results of operations, business, and/or prospects of that Party and its Subsidiaries taken as whole, or that materially impairs the ability of any Party to consummate the Corporate Merger or any other transaction described in this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (a) changes in GAAP that are generally applicable to the banking industry, (b) expenses incurred in connection with the transactions contemplated by this Agreement, (c) actions or omissions of a Party (or any of its Subsidiaries) taken with the prior informed written consent of the other Party or Parties in contemplation of the transactions contemplated by this Agreement, or (d) changes attributable to or resulting from changes in general economic conditions, including changes in the prevailing level of interest rates.

        “Materials of Environmental Concern” shall mean pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products, and any other materials regulated under Environmental Laws.

        “MBCA” shall mean the Michigan Business Corporation Act, as amended.

        “Michigan Bureau” shall mean the Michigan Department of Labor and Economic Growth, Bureau of Commercial Services.

        “NASD” shall mean the National Association of Securities Dealers, Inc., or any successor thereto.

        “Parties” shall mean Buyer, Seller, and Seller Bank.

        “PBGC” shall mean the Pension Benefit Guaranty Corporation, or any successor thereto.

        “Per Share Cash Consideration” shall mean the cash amount of $17.3824, subject to the adjustments set forth in Sections 2.3 and 5.19, paid in the form of a certified check.

        “Per Share Merger Consideration” shall mean the Per Share Cash Consideration and the Per Share Stock Consideration.

        “Per Share Stock Consideration” shall mean the quotient of $26.0736 divided by the Closing Price of Buyer Stock, subject to the adjustments set forth in Section 2.3.

        “Plan of Merger” shall mean the form of Plan of Merger by and between Buyer and Seller attached as Exhibit A to this Agreement.

        “Proxy Statement” shall mean the proxy statement to be delivered to shareholders of Seller in connection with the solicitation of their approval of this Agreement and the transactions contemplated hereby.

        “Registration Statement” shall have the meaning assigned in Section 5.2.

Appendix A - 3

        “Regulatory Authority” shall mean, collectively, the DOJ, FRS, FDIC, and the Commissioner.

        “Requisite Regulatory Approvals” shall mean all consents and approvals required from all Regulatory Authorities or other Governmental Entities having jurisdiction over the Parties as shall be necessary for the completion of the Corporate Merger and the continuation by Buyer after the Effective Time of the business of each of Seller and Seller Bank, respectively, as such business is carried on immediately prior to the Effective Time.

        “Rights” shall mean warrants, options, rights, convertible securities, and other arrangements or commitments which obligate an entity to issue or dispose of any of its capital stock or other ownership interests.

        “SEC” shall mean the Securities and Exchange Commission.

        “Securities Act” shall mean the Securities Act of 1933, as amended.

        “Securities Documents” shall mean all reports, offering circulars, proxy statements, registration statements, and all similar documents filed, or required to be filed, pursuant to the Securities Laws.

        “Securities Laws” shall mean the Securities Act, the Exchange Act, and the rules and regulations of the SEC promulgated thereunder.

        “Seller” shall mean Midwest Guaranty Bancorp, Inc., a Michigan corporation.

        “Seller Bank” shall mean Midwest Guaranty Bank, a Michigan banking corporation and wholly owned Subsidiary of Seller.

        “Seller Employee Plans” shall mean all stock option, employee stock purchase and stock bonus plans, qualified pension or profit-sharing plans, any deferred compensation, consultant, bonus, or group insurance contract, or any other incentive, health and welfare, or employee benefit plan or agreement maintained for the benefit of employees or former employees of Seller, or any Subsidiary of Seller, whether written or oral.

        “Seller Financial Statements” shall mean (i) the audited consolidated statements of financial condition (including related notes and schedules, if any) of Seller as of December 31, 2002 and 2001, and the consolidated statements of income, shareholders’ equity, and cash flows (including related notes and schedules, if any) of Seller for the years ended December 31, 2002 and 2001, (ii) the unaudited consolidated statements of financial condition and the consolidated statements of income, shareholders’ equity, and cash flows of Seller with respect to the period ended September 30, 2003, and (iii) any financial statements of Seller and/or any of its Subsidiaries delivered to Buyer after the date of this Agreement, but prior to the Effective Time, including the financial statements to be delivered pursuant to Section 5.9(a).

        “Seller Option” shall mean an option to purchase shares of Seller Stock granted pursuant to the Midwest Guaranty Bancorp, Inc. 1996 Stock Option Plan.

        “Seller Stock” shall mean the common stock of Seller, par value $1.00 per share.

        “Starting Index Price” means the Index Price on the last full day on which the Nasdaq was open for trading prior to the execution of this Agreement.

        “Subsidiary” and “Significant Subsidiary” shall have the meanings set forth in Rule 1-02 of Regulation S-X of the SEC.

        “Surviving Corporation” shall mean Buyer after the Corporate Merger.

Appendix A - 4

ARTICLE II
THE MERGERS

2.1	The Corporate Merger

        (a)        Subject to the terms and conditions of this Agreement, at the Effective Time, Seller shall be merged into Buyer in accordance with the provisions of Section 701 of the MBCA and the Plan of Merger, and the separate corporate existence of Seller shall cease. Buyer shall be the Surviving Corporation of the Corporate Merger and shall continue its corporate existence under the laws of the State of Michigan. The name of the Surviving Corporation shall be as stated in the Articles of Incorporation of Buyer immediately prior to the Effective Time.

        (b)        The Articles of Incorporation and Bylaws of Buyer as in effect immediately prior to the Effective Time shall be the Articles of Incorporation and Bylaws of the Surviving Corporation.

        (c)        The directors and officers of Buyer immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation.

2.2	Effective Time; Closing

        The Corporate Merger shall become effective at the Effective Time, which shall be the close of business on the last day of the month in which the Closing occurs. The Certificate of Merger shall be filed as soon after the Closing as is practicable.

2.3	Treatment of Capital Stock

        (a)        Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Corporate Merger and without any action on the part of either Buyer, Seller, any shareholder of either Buyer or Seller, or any other party:

(i) Each share of Buyer Stock issued and outstanding immediately prior to the Effective Time shall continue unchanged as the same share of Buyer Stock.

(ii) Each share of Seller Stock issued and outstanding immediately prior to the Effective Time, other than shares canceled pursuant to Section 2.3(d) below, shall be converted into the right to receive the Per Share Merger Consideration.

        (b)        If either Buyer or Seller changes (or establishes a record date for changing) the number of shares of Buyer Stock or the number of shares of Seller Stock issued and outstanding as of the date of this Agreement as a result of a stock dividend, stock split, recapitalization, reclassification, combination, or similar transaction with respect to such issued and outstanding shares, and the record date for such transaction is after the date of this Agreement and prior to the Effective Time, then the Per Share Cash Consideration and/or the Per Share Stock Consideration shall be appropriately and proportionately adjusted such that the aggregate consideration to be paid by Buyer to holders of shares of Seller Stock pursuant to Section 2.3(a) above would be the same as would have been paid if the Effective Time had been the close of business on the date of this Agreement.

        (c)        No fractional shares of Buyer Stock shall be issued. Each holder of Seller Stock who would otherwise be entitled to receive a fractional share of Buyer Stock pursuant to Section 2.3(a) shall instead be entitled to receive cash in an amount equal to the product resulting from multiplying such fraction (rounded to the nearest tenth of a share) by the Closing Price of Buyer Stock.

        (d)        Any and all shares of Seller Stock owned by any of the Parties or any of their respective Subsidiaries, other than shares held in a fiduciary capacity that are beneficially owned by third parties and other than shares owned as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange for such shares.

Appendix A - 5

        (e)        If both (i) the Closing Price of Buyer Stock is less than $23.392, and (ii) the Buyer Ratio is less than the Index Ratio, then Buyer shall have the option to elect to increase the Closing Price of Buyer Stock to equal $23.392. By the close of business on the fifth (5th) business day of the Determination Period, Buyer shall notify Seller whether Buyer has exercised its option to increase the Closing Price of Buyer Stock pursuant to this Section 2.3(e). If such notice states that Buyer is exercising such option, then Seller shall have the right to terminate this Agreement upon written notice to Buyer at any time within the four (4) business days following Seller’s receipt of such notice from Buyer.

        (f)        Subject to the provisions of this Agreement, each Seller Option that is issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, automatically be converted into an option under the IBC Long Term Incentive Plan (a “Converted Buyer Option”) to purchase a number of shares of Buyer Stock equal to the product (rounded to the nearest whole share) of (i) the total number of shares of Seller Stock that could have been acquired upon exercise of the Seller Option being converted and (ii) the quotient of $43.456 divided by the Closing Price of Buyer Stock; provided that such number of shares shall be appropriately adjusted to reflect any adjustments in either the Per Share Cash Consideration or the Per Share Stock Consideration made pursuant to this Section 2.3 or Section 5.19. The exercise price for a Converted Buyer Option shall be equal to (x) the then-existing exercise price of the Seller Option being converted, divided by (y) the quotient of $43.456 divided by the Closing Price of Buyer Stock; provided that such exercise price shall be appropriately adjusted to reflect any adjustments in either the Per Share Cash Consideration or the Per Share Stock Consideration made pursuant to this Section 2.3 or Section 5.19. Upon the conversion of a Seller Option into a Converted Buyer Option, all rights under such Seller Option and the related stock option plan of Seller pursuant to which such Seller Option was issued shall terminate. Notwithstanding anything to the contrary in this subsection (f), in the case of any Seller Option to which Section 421 of the Code applies by reason of the qualification of such Seller Option under Section 422 of the Code, the terms of the Converted Buyer Option, including the exercise price, the number of shares of Buyer Stock to be received upon exercise, and the terms and conditions of exercise, shall be determined so as to comply with Sections 422 and 424(a) of the Code. As soon as practicable after the Effective Time, Buyer shall deliver to the holder of each Converted Buyer Option an appropriate notice setting forth the number of shares of Buyer Stock subject to such Converted Buyer Option, the exercise price, and all other material terms of such Converted Buyer Option, including such holder’s rights pursuant to the IBC Long Term Incentive Plan. Such notice shall direct the holder of each Converted Buyer Option to surrender to Buyer the agreement and any related documentation evidencing the Seller Option that was converted into such Converted Buyer Option. Upon such holder’s surrender of such documentation, Buyer shall deliver to such holder a new option agreement setting forth the terms of the Converted Buyer Option, as determined in accordance with this Agreement and the IBC Long Term Incentive Plan.

2.4	Shareholder Rights; Stock Transfers

        At the Effective Time, (i) holders of Seller Stock shall cease to be and shall have no rights as shareholders of Seller, other than to receive the Per Share Merger Consideration for each share of Seller Stock held, and (ii) holders of Seller Options shall have no rights to acquire Seller Stock or as a potential shareholder of Seller, other than to receive the Converted Buyer Options into which such Seller Options are automatically converted pursuant to Section 2.3(f). After the Closing, there shall be no transfers on the stock transfer books of Seller or the Surviving Corporation of shares of Seller Stock and if Certificates are presented to either Seller or the Surviving Corporation for transfer after the Closing, they shall be delivered to Buyer or the Exchange Agent for cancellation against delivery of the Per Share Merger Consideration. No interest shall be paid on the Per Share Merger Consideration.

2.5	Exchange Procedures

        (a)        As soon as practicable and in any event not later than five (5) business days after the Closing Date, Buyer shall cause the Exchange Agent to mail or make available to each holder of record of any Certificate issued and outstanding as of the close of business on the Closing Date a notice and letter of transmittal disclosing the pending effectiveness of the Corporate Merger and the procedure for exchanging a Certificate for the Per Share Merger Consideration. Such letter of transmittal shall specify (i) the anticipated Effective Time and that no Per Share Merger Consideration will be payable prior to the actual Effective Time, and (ii) that delivery shall be effected and risk of loss and title shall pass only upon proper delivery of Certificates to the Exchange Agent.

Appendix A - 6

        (b)        At the Effective Time, Buyer shall make available to the Exchange Agent an amount of cash and a number of shares of Buyer Stock sufficient to make payments of the Per Share Merger Consideration for each outstanding share of Seller Stock.

        (c)        Each holder of any outstanding Certificate who surrenders such Certificate to the Exchange Agent will, upon acceptance thereof by the Exchange Agent and no earlier than the Effective Time, be entitled to the Per Share Merger Consideration for each share represented by such Certificate. The Exchange Agent shall accept Certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange in accordance with normal exchange practices. Each outstanding Certificate that is not surrendered to the Exchange Agent shall, except as otherwise provided in this Agreement, evidence ownership of only the right to receive the Per Share Merger Consideration for each share represented by any such Certificate.

        (d)        The Exchange Agent shall not be obligated to deliver the Per Share Merger Consideration until the holder surrenders a Certificate or, in default thereof, an appropriate affidavit of loss and indemnity agreement and/or a bond as may be required in each case by the Exchange Agent or Buyer. The Exchange Agent shall not deliver any Per Share Merger Consideration to any person until the Effective Time has occurred. If any check or share of Buyer Stock is to be issued in a name other than that in which the Certificate is registered or issued, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed or accompanied by an executed form of assignment separate from the Certificate and otherwise in proper form for transfer and that the person requesting such exchange pay to the Exchange Agent any transfer or other tax required by reason of the issuance of a check or share of Buyer Stock in any name other than that of the registered holder of the Certificate surrendered or otherwise establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

        (e)        Any portion of the cash or shares of Buyer Stock delivered to the Exchange Agent by Buyer that remains unclaimed by the shareholders of Seller for one year after the Closing Date shall be delivered by the Exchange Agent to Buyer. Any shareholders of Seller who have not theretofore surrendered their Certificates shall thereafter look only to Buyer for any Per Share Merger Consideration . If outstanding Certificates are not surrendered or the payment for them is not claimed prior to the date on which such payment would otherwise escheat to or become the property of any Governmental Entity, the unclaimed items shall, to the extent permitted by abandoned property, escheat, and any other applicable law, become the property of Buyer (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any person previously entitled to such property. Neither the Exchange Agent nor any Party shall be liable to any holder of Seller Stock represented by any Certificate for any consideration paid to a public official pursuant to applicable abandoned property, escheat, or similar laws. Buyer and the Exchange Agent shall be entitled to rely upon the stock transfer books of Seller to establish the identity of those persons entitled to receive the Per Share Merger Consideration. Seller’s stock transfer books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of Seller Stock represented by any Certificate, Buyer and the Exchange Agent shall be entitled to deposit any Per Share Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

        (f)        Buyer shall be entitled to deduct and withhold from consideration otherwise payable pursuant to this Agreement to any holder of a Certificate, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local, or foreign tax law. To the extent that amounts are so withheld by Buyer, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Certificate in respect of which such deduction and withholding was made.

        (g)        In addition to the foregoing, Buyer may require any procedures it deems necessary to effectuate the conversion of the Seller Options into Converted Buyer Options pursuant to Section 2.3(f).

2.6	The Bank Consolidation

        Within five (5) business days following the Effective Time, Seller Bank shall be consolidated with and into Buyer Bank, under the charter of Buyer Bank, pursuant to the Consolidation Agreement attached as Exhibit B.

Appendix A - 7

2.7	Additional Actions

        If, at any time after the Effective Time, Buyer shall consider that any further assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect, or confirm, of record or otherwise, in Buyer right, title, or interest in, to, or under any of the rights, properties, or assets of Seller acquired or to be acquired by Buyer as a result of, or in connection with, the Corporate Merger or any other transaction described in this Agreement, or (ii) otherwise carry out the purposes of this Agreement, Seller and Seller Bank and their respective proper officers and directors shall be deemed to have granted to Buyer an irrevocable power of attorney to execute and deliver all such proper deeds, assignments, and assurances in law and to do all acts necessary or proper to vest, perfect, or confirm title to and possession of such rights, properties, or assets in Buyer and otherwise to carry out the purposes of this Agreement; and the proper officers and directors of Buyer are fully authorized in the name of Seller and Seller Bank or otherwise to take any and all such action.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER AND SELLER BANK

        Seller and Seller Bank jointly and severally represent and warrant to Buyer as follows:

3.1	Capital Structure

        The authorized capital stock of Seller consists of 2,200,000 shares of Seller Stock, which is the only class of capital stock that Seller is authorized to issue. As of the date of this Agreement, 947,754 shares of Seller Stock are issued and outstanding. There are no other shares of stock of Seller outstanding. All issued and outstanding shares of Seller Stock have been duly authorized and validly issued and are fully paid and nonassessable, and none of the outstanding shares of Seller Stock has been issued in violation of the preemptive rights of any person, firm, or entity. As of the date of this Agreement, Seller Options have been granted that entitle the holders thereof to acquire a total of 74,500 shares of Seller Stock. Set forth on Schedule 3.1 is a list of all outstanding Seller Options, including the name of the optionee, the date the Seller Option was granted, the number of shares of Seller Stock subject to the Seller Option, the exercise price per share, any vesting restrictions, and any other material terms or conditions of such Seller Option. All of the Seller Options listed on Schedule 3.1 qualify as incentive stock options under Section 422 of the Code. No Seller Options have been granted under the Midwest Guaranty Bancorp, Inc. 2003 Stock Option Plan. Except for the Seller Options listed on Schedule 3.1, there are no Rights authorized, issued, or outstanding with respect to the capital stock of Seller as of the date of this Agreement. Seller has not established a record date for any stock dividend, stock split, recapitalization, reclassification, combination, or similar transaction that has not become effective prior to the date of this Agreement. Seller has no obligation (contingent or otherwise) to purchase, redeem, or otherwise acquire any of its securities or any interests therein or to pay any dividend or make any distribution in respect thereof.

3.2	Organization, Standing, and Authority of Seller

        Seller is a corporation duly organized, validly existing, and in good standing under the laws of the State of Michigan, with full corporate power and authority to own or lease all of its properties and assets and to carry on its business as now conducted. Seller is duly licensed or qualified to do business and is in good standing in each jurisdiction in which its ownership or leasing of property or the conduct of its business requires such licensing or qualification. Seller is a bank holding company, duly registered under the Bank Holding Company Act of 1956, as amended, and subject to the regulation and supervision by the FRS and the Commissioner. Seller has delivered to Buyer true and complete copies of the Articles of Incorporation and Bylaws of Seller as in effect as of the date of this Agreement. The minute books and other corporate books and records of Seller and all of its Subsidiaries as previously made available to Buyer (and as shall be delivered to Buyer at Closing) are true, correct, and complete in all respects.

3.3	Ownership of Seller Subsidiaries

        Set forth on Schedule 3.3 is a list of the name, jurisdiction of incorporation, and percentage ownership of each direct or indirect Subsidiary of Seller. Seller Bank is Seller’s only Significant Subsidiary. Except for (x) capital stock of Subsidiaries of Seller, (y) securities and other interests held in a fiduciary capacity and beneficially owned

Appendix A - 8

by third parties or taken in consideration of debts previously contracted, and (z) securities and other interests set forth on Schedule 3.3, Seller does not own or have the right to acquire, directly or indirectly, any outstanding capital stock or other voting securities or ownership interests of any corporation, bank, savings association, partnership, joint venture, or other organization, other than investment securities representing not more than 5% of any entity. The outstanding shares of capital stock or other ownership interests of each Subsidiary of Seller have been duly authorized and validly issued, are fully paid and nonassessable, and are owned by Seller free and clear of all liens, claims, encumbrances, charges, pledges, restrictions, or rights of third parties of any kind whatsoever. No Rights are authorized, issued, or outstanding with respect to the capital stock or other ownership interests of any Subsidiary of Seller and there are no agreements, understandings, or commitments relating to the right of Seller to vote or to dispose of such capital stock or other ownership interests.

3.4	Organization, Standing, and Authority of Subsidiaries of Seller

        (a)        Seller Bank is a Michigan state chartered commercial bank duly organized, validly existing, and in good standing under the laws of the State of Michigan with full power and authority to own or lease all of its properties and assets and to carry on its business as now conducted. Seller Bank is not required to be duly licensed or qualified to do business in any foreign jurisdiction. Seller Bank is a member of the Federal Reserve. The deposit accounts of Seller Bank are insured by the BIF to the maximum extent permitted by the FDIA, and Seller Bank has paid all deposit insurance premiums and assessments required by the FDIA and the regulations thereunder. Seller has delivered to Buyer true and complete copies of the Articles of Incorporation and Bylaws of Seller Bank as in effect as of the date of this Agreement.

        (b)        Each Subsidiary of Seller, other than Midwest Guaranty Trust I, is a corporation duly organized, validly existing, and in good standing under the laws of the State of Michigan with full power and authority to own or lease all of its properties and assets and to carry on its business as now conducted. No Subsidiary of Seller, other than Midwest Guaranty Trust I, is required to be duly licensed or qualified to do business in any foreign jurisdiction. Midwest Guaranty Trust I is a Delaware statutory trust duly organized, validly existing, and in good standing under the laws of the State of Delaware with full power and authority to own or lease all of its properties and assets and to carry on its business as now conducted.

3.5	Authorized and Effective Agreement; No Conflicts

        (a)        Each of Seller and Seller Bank has all requisite power and authority to enter into this Agreement and (subject to receipt of all Requisite Regulatory Approvals and, with respect to Seller, the approval of Seller’s shareholders of this Agreement) to perform all of their respective obligations hereunder. The execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been approved by the Boards of Directors of Seller and Seller Bank and have been duly authorized and approved by all necessary corporate action in respect thereof on the part of Seller and Seller Bank, except for the approval of this Agreement by Seller’s shareholders. This Agreement has been duly and validly executed and delivered by Seller and Seller Bank and, assuming due authorization, execution, and delivery by Buyer, constitutes a legal, valid, and binding obligation of each of Seller and Seller Bank, enforceable against each of them in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles, and except to the extent such enforceability may be limited by laws relating to safety and soundness of insured depository institutions as set forth in 12 U.S.C. §1818(b) or by the appointment of a conservator by the FDIC.

        (b)        Neither the execution and delivery of this Agreement, nor completion of the transactions contemplated hereby, nor compliance by Seller and Seller Bank with any of the provisions hereof (i) does or will conflict with or result in a breach of any provisions of the Articles of Incorporation or Bylaws of Seller or the equivalent documents of any Subsidiary of Seller, (ii) violate, conflict with, or result in a breach of any term, condition, or provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or give rise to any right of termination, cancellation, or acceleration with respect to, or result in the creation of any lien, charge, or encumbrance upon any property or asset of Seller or any Subsidiary of Seller pursuant to, any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement, or other instrument or obligation to which Seller or any Subsidiary of Seller is a party, or by which any of their respective properties or assets may be bound or affected, (iii) subject to receipt of all Requisite Regulatory Approvals and the

Appendix A - 9

requisite approval of the shareholders of Seller, violates any order, writ, injunction, decree, statute, rule, or regulation applicable to Seller or any Subsidiary of Seller, or (iv) result in termination or any impairment of any permit, license, franchise, contractual right, or other authorization maintained or required to be maintained by Seller or any of its Subsidiaries.

        (c)        Except for (i) the Requisite Regulatory Approvals, (ii) the adoption of this Agreement and the approval of the Plan of Merger by the requisite vote of the shareholders of Seller, (iii) the filing of the Certificate of Merger with the Michigan Bureau in connection with the Corporate Merger, and (iv) review of the Corporate Merger by the DOJ under federal antitrust laws, no consents or approvals of or filings or registrations with any Governmental Entity or with any third party are necessary on the part of Seller or Seller Bank in connection with (x) the execution and delivery by Seller and Seller Bank of this Agreement, or (y) the completion of the Corporate Merger.

        (d)        As of the date of this Agreement, neither Seller nor Seller Bank is aware of any reasons relating to Seller or Seller Bank (including CRA compliance) why all Requisite Regulatory Approvals shall not be procured free of any conditions or requirements which could materially impair the value of Seller to Buyer.

3.6	Regulatory Reports

        Each of Seller and Seller Bank has duly filed with each Regulatory Authority and any other applicable Governmental Entity all reports, notices, and other documents required to be filed under applicable laws and regulations. All such reports were, in all material respects, complete and accurate and in compliance with the requirements of applicable laws and regulations. In connection with the most recent examinations of Seller and Seller Bank by the FRS and the Commissioner, neither Seller nor Seller Bank was required to correct or change any action, procedure, or proceeding which Seller or Seller Bank believes has not been corrected or changed as required.

3.7	Financial Statements

        Seller has previously delivered or made available to Buyer accurate and complete copies of the Seller Financial Statements, the audited portions of which are accompanied by the audit reports of Crowe Chizek and Company LLC, independent certified public accountants with respect to Seller. The Seller Financial Statements (i) are true, complete, and correct in all material respects, (ii) have been prepared in conformity with GAAP, consistently applied during the periods involved, except as stated therein, and (iii) fairly present the consolidated financial position and results of operations of Seller and its Subsidiaries, on a consolidated basis, on the dates and for the periods indicated therein. Seller’s Financial Statements do not include any material assets or omit to state any material liability or other facts, the inclusion or omission of which renders the Seller’s Financial Statements, in light of the circumstances under which they were made, misleading in any material respect. The audits of Seller and its Subsidiaries have been conducted, in all material respects, in accordance with generally accepted auditing standards. The books and records of Seller and its Subsidiaries are being maintained in compliance with applicable legal and accounting requirements, and such books and records accurately reflect all dealings and transactions in respect of the business, assets, liabilities, and affairs of Seller and its Subsidiaries.

3.8	Material Adverse Change

        Since December 31, 2002, (i) Seller and its Subsidiaries have conducted their respective businesses in the ordinary and usual course (excluding for the incurrence of expenses in connection with this Agreement and the transactions contemplated hereby), and (ii) no event has occurred or circumstance arisen that, in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on Seller.

3.9	Environmental Matters

        (a)        Seller and its Subsidiaries are in compliance with all Environmental Laws with respect to real estate owned or occupied by Seller or any of its Subsidiaries. Neither Seller nor any of its Subsidiaries has received any communication alleging that Seller or any such Subsidiary is not in such compliance and, to the best knowledge of Seller, there are no present circumstances that would prevent or interfere with the continuation of such compliance.

Appendix A - 10

        (b)        To the best of Seller’s knowledge, none of the properties owned or occupied by Seller or any of its Subsidiaries has been or is in violation of or liable under any Environmental Law.

        (c)        There are no past or present actions, activities, circumstances, conditions, events, or incidents that could reasonably form the basis of any Environmental Claim or other claim or action or governmental investigation that could result in the imposition of any liability arising under any Environmental Law against Seller or any of its Subsidiaries or against any person or entity whose liability for any Environmental Claim Seller or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law.

        (d)        Except as set forth on Schedule 3.9, Seller has not conducted any environmental studies during the past five (5) years with respect to any properties owned or occupied by Seller or any of its Subsidiaries. Seller has delivered to Buyer true, correct, and complete copies of all reports and studies listed on Schedule 3.9.

3.10	Tax Matters

        (a)        Seller and its Subsidiaries have timely filed all federal, state, and local (and, if applicable, foreign) income, franchise, bank, excise, real property, personal property, and other tax returns, including the Michigan Single Business Tax returns, required by applicable law to be filed by them (including estimated tax returns, income tax returns, information returns, and withholding and employment tax returns) and have paid, or where payment is not required to have been made, have set up an adequate reserve or accrual for the payment of, all taxes required to be paid in respect of the periods covered by such returns and, as of the Effective Time, will have paid, or where payment is not required to have been made, will have set up an adequate reserve or accrual for the payment of, all taxes for any subsequent periods ending on or prior to the Effective Time. Neither Seller nor any of its Subsidiaries will have any material liability for any such taxes in excess of the amounts so paid or reserves or accruals so established.

        (b)        All federal, state, and local (and, if applicable, foreign) income, franchise, bank, excise, real property, personal property, and other tax returns filed by Seller and its Subsidiaries are complete and accurate in all material respects. Neither Seller nor any of its Subsidiaries is delinquent in the payment of any tax, assessment, or governmental charge or has requested any extension of time within which to file any tax returns in respect of any fiscal year or portion thereof. There are currently no agreements in effect with respect to Seller or any of its Subsidiaries to extend the period of limitations for the assessment or collection of any tax. As of the date of this Agreement, no audit, examination, or deficiency or refund litigation with respect to any such return is pending or, to the best of Seller’s knowledge, threatened.

        (c)        Neither Seller nor any of its Subsidiaries (i) is a party to any agreement providing for the allocation or sharing of taxes, (ii) is required to include in income any adjustment pursuant to Section 481(a) of the Code by reason of a voluntary change in accounting method initiated by Seller or any of its Subsidiaries (nor does Seller have any knowledge that the IRS has proposed any such adjustment or change of accounting method), or (iii) has filed a consent pursuant to Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply.

3.11	Legal Proceedings

        Except as set forth on Schedule 3.11, there are no actions, suits, claims, governmental investigations, or proceedings instituted, pending or, to the best knowledge of Seller, threatened (or unasserted but considered probable of assertion and which, if asserted, would have at least a reasonable probability of an unfavorable outcome) against Seller or any of its Subsidiaries or against any asset, interest, or right of Seller or any of its Subsidiaries, or against any officer, director, or employee of any of them. Neither Seller nor any its Subsidiaries is a party to any order, judgment, or decree that is reasonably likely to have a Material Adverse Effect on Seller. A copy of each audit letter response received by Seller from any attorneys for Seller or any of its Subsidiaries in connection with the preparation of Seller’s financial statements or otherwise since December 31, 2001, relating to any litigation pending as of the date of this Agreement to which Seller or any of its Subsidiaries is a party and which deems Seller or any of its Subsidiaries as a defendant or cross-defendant, and a brief summary report of any such litigation that is not discussed in any such audit letter responses, are attached to Schedule 3.11.

Appendix A - 11

3.12	Compliance with Laws

        (a)        Each of Seller and its Subsidiaries has all permits, licenses, certificates of authority, orders, and approvals of, and has made all filings, applications, and registrations with, all Governmental Entities that are required in order to permit it to carry on its business as it is presently being conducted. All such permits, licenses, certificates of authority, orders, and approvals are in full force and effect and will not be adversely affected by virtue of the completion of the Corporate Merger. To the best knowledge of Seller, no suspension or cancellation of any of the same is threatened.

        (b)        Neither Seller nor any of its Subsidiaries is in violation of its respective Articles of Incorporation, Bylaws, or other charter documents, or of any applicable federal, state, or local law or ordinance or any order, rule, or regulation of any Governmental Entity (including all regulatory capital requirements), truth-in-lending, usury, fair credit reporting, equal credit opportunity, community reinvestment, redlining, loan insurance and guarantee programs, consumer protection, securities, safety, health, anti-discrimination, antitrust, and wage and hour laws, ordinances, orders, rules and regulations, or in default with respect to any order, writ, injunction, or decree of any court, or in default under any order, license, regulation, or demand of any Governmental Entity. Neither Seller nor any of its Subsidiaries has received any notice or communication from any Governmental Entity asserting that Seller or any of its Subsidiaries is in violation of any of the foregoing. Neither Seller nor any of its Subsidiaries is subject to any regulatory or supervisory cease and desist order, agreement, written directive, memorandum of understanding, or written commitment (other than those of general applicability issued by Governmental Entities), and none of them has received any written communication requesting that it enter into any of the foregoing.

3.13	Certain Information

        None of the information relating to Seller or any of its Subsidiaries in the Proxy Statement, as of the date such Proxy Statement is mailed to shareholders of Seller and up to and including the date of the meeting of shareholders to which such Proxy Statement relates, will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, provided that information as of a later date shall be deemed to modify information as of an earlier date. Neither this Agreement nor any schedule, statement, list, certificate, or other written information furnished or to be furnished by Seller in connection with this Agreement contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not misleading.

3.14	Employee Benefit Plans

        (a)        Set forth on Schedule 3.14 is a list of all Seller Employee Plans. Seller has delivered to Buyer accurate and complete copies of each of such Seller Employee Plans (including amendments and agreements relating thereto) together with, in the case of tax-qualified plans, (i) the most recent financial reports prepared with respect thereto, (ii) the most recent annual reports filed with any Governmental Entity with respect thereto, and (iii) all rulings and determination letters and any open requests for rulings or letters that pertain thereto.

        (b)        Neither Seller nor any of its Subsidiaries has maintained a defined benefit pension plan, as defined in ERISA §3(35), since 1990, and any such defined pension plans maintained before that date have been terminated and liquidated in compliance with procedures imposed by the Code and ERISA. Seller has furnished Buyer with applicable letters from the IRS and the PBGC.

        (c)        Neither Seller nor any of its Subsidiaries participates in or has incurred any liability under Section 4201 of ERISA for a complete or partial withdrawal from a multi-employer plan (as such term is defined in ERISA).

        (d)        A favorable determination letter has been issued by the IRS with respect to each Seller Employee Plan that is intended to qualify under Section 401 of the Code to the effect that such Seller Employee Plan includes all applicable provisions required by ERISA and the Code to be included in the plan and trust documents and that the trust associated with such Seller Employee Plans is tax exempt under Section 501 of the Code. No such letter has been revoked or, to the best of Seller’s knowledge, is threatened to be revoked, and Seller does not know of any ground on which such revocation would likely occur. Neither Seller nor any of its Subsidiaries has any liability

Appendix A - 12

under any such Seller Employee Plans that is not reflected in the Seller Financial Statements, other than liabilities incurred in the ordinary course of business in connection therewith subsequent to the date thereof.

        (e)        No transaction prohibited by Section 406 of ERISA (and not exempt under Section 408 of ERISA or Section 4975 of the Code) has occurred with respect to any Seller Employee Plan that would result in the imposition, directly or indirectly, of an excise tax under Section 4975 of the Code or otherwise have a Material Adverse Effect on Seller.

        (f)        Full payment has been made (or proper accruals have been established) of all contributions which are required for periods prior to the date of this Agreement, and full payment will be so made (or proper accruals will be so established) of all contributions which are required for periods after the date of this Agreement and prior to the Effective Time, under the terms of each Seller Employee Plan or ERISA.

        (g)        The Seller Employee Plans have been operated in compliance in all material respects with the applicable provisions of ERISA, the Code, all regulations, rulings, and announcements promulgated or issued thereunder, and all other applicable governmental laws and regulations. All contributions required to be made to Seller Employee Plans as of the date of this Agreement have been made, and all contributions required to be made to Seller Employee Plans as of the Effective Time will have been made as of such time.

        (h)        There are no pending or, to the best knowledge of Seller, threatened claims (other than routine claims for benefits) by, on behalf of, or against any Seller Employee Plans or any trust related thereto or any fiduciary thereof.

3.15	Certain Contracts

        (a)        Except as set forth on Schedule 3.15, neither Seller nor any of its Subsidiaries is a party to, is bound or affected by, receives, or is obligated to pay, benefits under (i) any agreement, arrangement, or commitment, including any agreement, indenture, or other instrument, relating to the borrowing of money by Seller or any of its Subsidiaries (other than, in the case of Seller Bank, deposits, FHLB advances, federal funds purchased, and securities sold under agreements to repurchase in the ordinary course of business) or the guarantee by Seller or any of its Subsidiaries of any obligation, other than by Seller Bank in the ordinary course of its banking business; (ii) any agreement, arrangement, or commitment relating to the employment of a consultant or the employment, election, or retention in office of any present or former director, officer, or employee of Seller or any of its Subsidiaries; (iii) any agreement, arrangement, or understanding (other than as set forth in this Agreement) pursuant to which any payment (whether of severance pay or otherwise) became or may become due to any director, officer, or employee of Seller or any of its Subsidiaries upon execution of this Agreement or upon or following completion of the transactions contemplated by this Agreement (either alone or in connection with the occurrence of any additional acts or events); (iv) any agreement, arrangement, or understanding pursuant to which Seller or any of its Subsidiaries is obligated to indemnify any director, officer, employee, or agent of Seller or any of its Subsidiaries, other than as set forth in Seller Employee Plans and in the Articles of Incorporation and Bylaws of Seller and its Subsidiaries; (v) any agreement, arrangement, or understanding to which Seller or any of its Subsidiaries is a party or by which any of the same is bound that limits the freedom of Seller or any of its Subsidiaries to compete in any line of business or with any person; (vi) any assistance agreement, supervisory agreement, memorandum of understanding, consent order, cease and desist order, or condition of any regulatory order or decree with or by any Regulatory Authority (other than those of general applicability); (vii) any bonus, pension, profit sharing, retirement, stock option, stock purchase, hospitalization, insurance, or other similar plan providing for benefits for any employees or officers of Seller or any of its Subsidiaries; (viii) any lease, installment purchase agreement, or other contract with respect to any property (whether real or personal or mixed) used or proposed to be used in Seller’s or any of its Subsidiaries’ operations that provides for aggregate payments by Seller and/or any of its Subsidiaries in excess of $10,000; (ix) any contract or agreement for the purchase or disposition of material, supplies, equipment, or services; (x) any contract or agreement that by its terms requires the consent of any party thereto to the consummation of the transactions contemplated by this Agreement; or (xi) any contract, except ordinary and customary banking relationships, with any executive officer, director, or holder of more than 5% of outstanding Seller Stock.

Appendix A - 13

        (b)        Except as set forth on Schedule 3.15(b), neither Seller nor any of its Subsidiaries is in default or in non-compliance under any contract, agreement, commitment, arrangement, lease, insurance policy, or other instrument to which it is a party or by which its assets, business, or operations may be bound or affected, whether entered into in the ordinary course of business or otherwise, and whether written or oral, and there has not occurred any event that with the lapse of time or the giving of notice or both would constitute such a default or non-compliance.

        (c)        Each of Seller and its Subsidiaries has all licenses and approvals required by contracts with third parties that are required in order to permit each to carry on its business as it is presently being conducted.

3.16	Brokers and Finders

        Except for payments due to Alex Sheshunoff & Co. Investment Banking, L.P. for services rendered in connection with the transactions contemplated by this Agreement, neither Seller nor any of its Subsidiaries nor any of their respective directors, officers, or employees, has employed any broker or finder or incurred any liability for any broker or finder fees or commissions in connection with the transactions contemplated hereby.

3.17	Insurance

        Set forth on Schedule 3.17 is an accurate and complete list (including the name of the insurer and the amounts, types, and dates of coverage) of each insurance policy that covers Seller and/or any of its Subsidiaries and/or any of their respective businesses, properties, assets, or employees (including self-insurance). All of such policies are in full force and effect, all premiums due to date on such policies have been paid, and Seller and each of its Subsidiaries is otherwise in compliance in all material respects with the terms and provisions of such policies. Such policies, with respect to their amounts and types of coverage, are adequate to insure fully against risks to which Seller and its Subsidiaries and their respective properties and assets have been normally exposed in the ordinary course of business. Each of Seller and its Subsidiaries has maintained all insurance required by applicable laws and regulations.

3.18	Properties

        Schedule 3.18 contains a list of all real property owned, leased, or occupied by Seller or any of its Subsidiaries. All such real property and all personal property owned or used by Seller or any of its Subsidiaries in its respective business is in good condition (ordinary wear and tear excepted) and is sufficient to carry on the business of Seller and its Subsidiaries in the ordinary course of business consistent with their past practices. Seller and its Subsidiaries have good and marketable title, free and clear of all liens, encumbrances, charges, defaults, or equities (other than equities of redemption under applicable foreclosure laws), to all of its properties and assets, real and personal, except (i) liens for current taxes not yet due or payable, (ii) pledges to secure deposits and other liens incurred in the ordinary course of its banking business, (iii) such imperfections of title that, individually and on an aggregate basis, are not likely to have a Material Adverse Effect on Seller, and (iv) as reflected in the Seller Financial Statements. All real and personal property that is material to Seller’s business and the business of its Subsidiaries on a consolidated basis and leased or licensed by Seller or any of its Subsidiaries is held pursuant to leases or licenses that are valid and enforceable in accordance with their respective terms. All rents and other amounts due under such leases and licenses have been paid; neither Seller nor any of its Subsidiaries is in default in any of their covenants or obligations under any such lease or license; all such leases and licenses are unmodified and in full force and effect; and none of such leases or licenses will terminate or lapse prior to the Effective Time. All improved real property owned or leased by Seller or any of its Subsidiaries is in compliance with all applicable zoning laws. Seller is currently insured under owner’s title insurance policies showing title in Seller or one of its Subsidiaries for all real estate owned or leased by Seller or any of its Subsidiaries, as owner or lessee, as the case may be, in amounts not less than the purchase price or fair market value of the leasehold estate as of the time such property and leasehold interests were acquired.

3.19	Labor

        No work stoppage involving Seller or any of its Subsidiaries is pending or, to the best knowledge of Seller, threatened. Neither Seller nor any of its Subsidiaries is involved in or, to the best knowledge of Seller, threatened

Appendix A - 14

with or affected by, any labor dispute, arbitration, lawsuit, or administrative proceeding involving the employees of Seller or any of its Subsidiaries. No employees of Seller or any of its Subsidiaries are represented by any labor union nor are any collective bargaining agreements otherwise in effect with respect to such employees, and to the best of Seller’s knowledge, there have been no efforts to unionize or organize any employees of Seller or any of its Subsidiaries during the past five years.

3.20	Allowance for Loan Losses; Loan Guarantees

        In the opinion of Seller’s management and to the best of Seller’s knowledge, the allowances for loan losses reflected on Seller’s consolidated statements of financial condition included in the Seller Financial Statements have been calculated, in all material respects, as of their respective dates, in a manner consistent with the requirements of GAAP to provide for reasonably anticipated losses on outstanding loans, net of recoveries. The real estate owned reflected in the Seller Financial Statements is carried at the lower of cost or fair value, less estimated costs to sell, as required by GAAP. All material guarantees of indebtedness owed to Seller or any of its Subsidiaries, including, but not limited to, those of the Federal Housing Administration, the Small Business Administration, the Farmers Home Administration, or other federal agencies, are valid and enforceable in accordance with their respective terms.

3.21	Material Interests of Certain Persons

        No officer or director of Seller or any of its Subsidiaries or any “associate” (as such term is defined in Rule 14a-1 under the Exchange Act) or related interest of any such person has any material interest in any material contract or property (real or personal, tangible or intangible), used in, or pertaining to, the business of Seller or any of its Subsidiaries.

3.22	No Undisclosed Liabilities

        Neither Seller nor any of its Subsidiaries has any liabilities, whether asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, and due or to become due, including any liability for taxes (and there is no past or present fact, situation, circumstance, condition, or other basis for any present or future action, suit, proceeding, hearing, charge, complaint, claim, or demand against Seller or any of its Subsidiaries giving rise to any such liability) except and to the extent (i) reflected, disclosed, or provided for in the Seller Financial Statements, (ii) of liabilities incurred in the ordinary course of business since the date of this Agreement, and (iii) of liabilities incurred in connection with completion of the transactions contemplated by this Agreement.

3.23	Loan Portfolio

        All loans and discounts shown on the Seller Financial Statements or that were entered into after the date of the most recent balance sheet included in the Seller Financial Statements were and shall be made for good, valuable, and adequate consideration in the ordinary course of the business of Seller and its Subsidiaries, in accordance with sound banking practices, and are not subject to any known defenses, set-offs, or counter-claims, including any such as are afforded by usury or truth in lending laws, except as may be provided by bankruptcy, solvency, or similar laws or by general principles of equity. The notes or other evidence of indebtedness evidencing such loans and all forms of pledges, mortgages, and other collateral documents and security agreements are valid, true, and genuine and perfected and what they purport to be. Seller and its Subsidiaries have complied and shall, prior to the Effective Time, comply with all material laws and regulations relating to such loans.

3.24	Investment Portfolio

        All investment securities held by Seller or any of its Subsidiaries, as reflected in the consolidated balance sheets of Seller included in the Seller Financial Statements, are carried in accordance with GAAP, specifically including but not limited to, Financial Accounting Standard 115.

3.25	Interest Rate Risk Management Instruments

        Schedule 3.25 sets forth a list of all interest rate swaps, caps, floors, option agreements, or other interest rate risk management arrangements or agreements to which Seller or any of its Subsidiaries is a party or has any

Appendix A - 15

obligations or rights. All such arrangements and agreements were entered into in the ordinary course of business and in accordance with prudent banking practice and applicable rules, regulations, and policies and with counter parties believed to be financially responsible at the time and are legal, valid, and binding obligations of Seller or its Subsidiary in force in accordance with their terms (subject to the provisions of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, or similar laws affecting the enforceability of creditors rights generally from time to time and effect, and equitable principles relating to the granting of specific performance and other equitable remedies as a matter of judicial discretion), and are in full force and effect. Seller and its Subsidiaries have duly performed all of their respective obligations thereunder to the extent that such obligations to perform have accrued; and, to the best of Seller’s knowledge, there are no breaches, violations, or defaults or allegations or assertions of such by any party thereunder.

3.26	Conduct of Business; Interim Events

        Since December 31, 2002, Seller and its Subsidiaries have conducted their respective businesses only in the ordinary course of business. Since September 30, 2003, neither Seller nor any of its Subsidiaries has paid or declared any dividend or made any other distribution to shareholders or taken any action which, if taken after the date of this Agreement, would require the prior written consent of Buyer pursuant to Section 5.7 below.

3.27	Duties as Fiduciary

        Seller Bank, in its capacity as trustee, escrow agent, executor, administrator, custodian, guardian, receiver, or other fiduciary, has performed all of its material duties in accordance with all legal standards applicable to such duties, whether imposed by contract, statute, or common law.

3.28	Community Reinvestment Act Compliance

        Neither Seller nor Seller Bank has received any notice of non-compliance with the applicable provisions of the CRA and the regulations promulgated thereunder, and Seller Bank has received a CRA rating of satisfactory or better from the FDIC. Seller knows of no fact or circumstance or set of facts or circumstances that would cause Seller Bank to fail to comply with such provisions or to cause the CRA rating of Seller Bank to fall below satisfactory.

3.29	Disclosure of Deeds, Leases, Agreements, Etc.

        Seller has furnished to Buyer true and complete copies of the following documents:

        (a)        Deeds or other relevant title documents relating to all real estate currently owned by Seller or any of its Subsidiaries in the conduct of their businesses and a complete and correct list of all items of personal property which had a net after depreciation book value in excess of $10,000 as of December 31, 2002, reflected in the books and records of Seller as being owned by Seller or any of its Subsidiaries (including those reflected in the balance sheet of Seller as of December 31, 2002, except as since disposed of in the ordinary course of business).

        (b)        All leases pursuant to which Seller or any of its Subsidiaries leases real or personal property, excepting leases as to personal property under which the aggregate lease payments do not exceed $10,000 for the current term of the lease.

        (c)        (i) All contracts and agreements with respect to any real property used or proposed to be used in the operations of Seller or any of its Subsidiaries which obligate Seller or any of its Subsidiaries to make aggregate annual payments in excess of $10,000 or are not terminable at least annually without penalty; (ii) all material data processing agreements, service agreements, consulting agreements, or any similar arrangements not terminable by Seller or any of its Subsidiaries upon thirty (30) days or less notice without penalties; and (iii) all contracts or agreements for the purchase or disposition of material, equipment, supplies, or other personal property or the purchase of services which obligate Seller or any of its Subsidiaries to make aggregate payments in excess of $10,000 or are not terminable at least annually without penalty.

Appendix A - 16

        (d)        All material policies of insurance maintained by Seller or any of its Subsidiaries with respect to assets, properties, premises, operations, or personnel, and copies of the most recent insurance audit, review, or report, if any.

        (e)        The charter of Seller Bank and the Articles of Incorporation of Seller and its other Subsidiaries, together with their respective Bylaws, including all amendments to date.

3.30	Charter Provisions

        Seller has taken all action so that the entering into of this Agreement and the consummation of the Corporate Merger and the other transactions contemplated by this Agreement do not and will not result in the grant of any rights to any person under the governing documents of Seller or any of its Subsidiaries or restrict or impair the ability of Buyer or any of its Subsidiaries to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of Seller that may be directly or indirectly acquired or controlled by Buyer or any of its Subsidiaries.

3.31	Names; Predecessors

        Schedule 3.31 contains a list of all names currently or previously used by either Seller or Seller Bank or under which either of them has conducted business. Schedule 3.31 contains a list of all predecessor companies of Seller or Seller Bank.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER

        Buyer represents and warrants to Seller as follows:

4.1	Organization, Standing, and Authority of Buyer

        Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the State of Michigan, with full corporate power and authority to own or lease all of its properties and assets and to carry on its business as now conducted, and Buyer is duly licensed or qualified to do business and is in good standing in each jurisdiction in which its ownership or leasing of property or the conduct of its business requires such licensing or qualification, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on Buyer.

4.2	Organization, Standing, and Authority of Buyer Bank

        Buyer Bank is a banking corporation, duly organized, validly existing, and in good standing under the laws of the State of Michigan, with full power and authority to own or lease all of its properties and assets and to carry on its business as now conducted, and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which its ownership or leasing of property or the conduct of its business requires such licensing or qualification. The deposit accounts of Buyer Bank are insured by the BIF to the maximum extent permitted by the FDIA, and Buyer Bank has paid all deposit insurance premiums and assessments required by the FDIA and the regulations thereunder.

4.3	Authorized and Effective Agreement

        (a)        Buyer has all requisite power and authority to enter into this Agreement and (subject to receipt of all Requisite Regulatory Approvals) to perform all of its obligations hereunder. The execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been deemed advisable by the Board of Directors of Buyer and duly authorized and approved by all necessary corporate action in respect thereof on the part of Buyer. This Agreement has been duly and validly executed and delivered by Buyer and, assuming due authorization, execution, and delivery by Seller and Seller Bank, constitutes a legal, valid, and binding obligation of Buyer, enforceable against it in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

Appendix A - 17

        (b)        Neither the execution and delivery of this Agreement nor completion of the transactions contemplated hereby, nor compliance by Buyer with any of the provisions hereof (i) does or will conflict with or result in a breach of any provisions of the Articles of Incorporation or Bylaws of Buyer or the equivalent documents of any of Buyer’s Subsidiaries, (ii) violate, conflict with, or result in a breach of any term, condition, or provision of, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or give rise to any right of termination, cancellation, or acceleration with respect to, or result in the creation of any lien, charge, or encumbrance upon any property or asset of Buyer or any of its Subsidiaries pursuant to any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement, or other instrument or obligation to which Buyer or any of its Subsidiaries is a party, or by which any of their respective properties or assets may be bound or affected, or (iii) subject to receipt of all Requisite Regulatory Approvals.

        (c)        Except for (i) the Requisite Regulatory Approvals, (ii) the filing of the Certificate of Merger with the Michigan Bureau in connection with the Corporate Merger, and (iii) review of the Corporate Merger by the DOJ under federal antitrust laws, no consents or approvals of or filings or registrations with any Governmental Entity or with any third party are necessary on the part of Buyer in connection with (x) the execution and delivery by Buyer of this Agreement, or (y) the completion of the Corporate Merger.

        (d)        As of the date of this Agreement, Buyer is not aware of any reason relating to Buyer (including CRA compliance) why all Requisite Regulatory Approvals shall not be procured.

4.4	Regulatory Reports

        (a)        Buyer has timely filed with the SEC and the NASD all Securities Documents required by the Securities Laws, and such Securities Documents complied in all material respects with the Securities Laws and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

        (b)        Buyer has duly filed with the FRS and the Commissioner and any other applicable Regulatory Authority the reports required to be filed under applicable laws and regulations, and such reports were in all material respects complete and accurate and in compliance with the requirements of applicable laws and regulations. In connection with the most recent examinations of Buyer by the FRS and Commissioner, Buyer was not required to correct or change any action, procedure or proceeding which has not been corrected or changed as required.

4.5	Material Adverse Change

        Since December 31, 2002, (i) Buyer and its Subsidiaries have conducted their respective businesses in the ordinary and usual course (excluding the incurrence of expenses in connection with this Agreement and the transactions contemplated hereby), and (ii) no event has occurred or circumstance arisen that, in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on Buyer.

4.6	Legal Proceedings

        There are no actions, suits, claims, governmental investigations, or proceedings instituted, pending, or, to the best knowledge of Buyer, threatened against Buyer or any of its Subsidiaries or against any asset, interest, or right of Buyer or any of its Subsidiaries, or against any officer, director, or employee of any of them that are reasonably likely to have a Material Adverse Effect on Buyer. Neither Buyer nor any of its Subsidiaries is a party to any order, judgment, or decree that is reasonably likely to have a Material Adverse Effect on Buyer.

4.7	Certain Information

        None of the information relating to Buyer and its Subsidiaries supplied or to be supplied by them for inclusion in the Proxy Statement, as of the date such Proxy Statement is mailed to shareholders of Seller and up to and including the date of the meeting of shareholders to which such Proxy Statement relates, will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the

Appendix A - 18

circumstances under which they were made, not misleading, provided that information as of a later date shall be deemed to modify information as of an earlier date.

4.8	Requisite Regulatory Approvals

        As of the date of this Agreement, Buyer is not aware of any reasons relating to Buyer why all Requisite Regulatory Approvals shall not be procured free of any conditions or requirements which could materially impair the value of Seller to Buyer.

4.9	Financial Statements

        The audited financial statements of Buyer, including the notes thereto, for each of the years ended December 31, 2001 and 2002, included in the Form 10-K Report of Buyer for the year ended December 31, 2002, and the unaudited financial statements of Buyer for the nine (9) month period ended September 30, 2003, included in the Form 10-Q Report of Buyer for such period (collectively, the “Buyer’s Financial Statements”), (i) are true, complete, and correct in all material respects, (ii) have been prepared in conformity with GAAP, consistently applied during the periods involved, except as stated therein, and (iii) fairly present the consolidated financial position and results of operations of Buyer and its Subsidiaries, on a consolidated basis, on the dates and for the periods indicated therein. Buyer’s Financial Statements do not include any material assets or omit to state any material liability or other facts, the inclusion or omission of which renders the Buyer’s Financial Statements, in light of the circumstances under which they were made, misleading in any material respect. The audits of Buyer and its Subsidiaries have been conducted, in all material respects, in accordance with generally accepted auditing standards.

4.10	Community Reinvestment Act Compliance

        Neither Buyer nor Buyer Bank has received any notice of non-compliance with the applicable provisions of the CRA and the regulations promulgated thereunder, and Buyer Bank has received a CRA rating of satisfactory or better from the FDIC. Buyer knows of no fact or circumstance or set of facts or circumstances that would cause Buyer Bank to fail to comply with such provisions or to cause the CRA rating of Buyer Bank to fall below satisfactory.

4.11	Buyer Stock

        The Buyer Stock to be delivered pursuant to this Agreement, when delivered, will be listed for trading on the Nasdaq National Market System.

ARTICLE V
COVENANTS

5.1	Reasonable Best Efforts

        Subject to the terms and conditions of this Agreement, each of the Parties (i) shall use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary or advisable under applicable laws and regulations so as to permit and otherwise enable completion of the Corporate Merger as promptly as reasonably practicable, and (ii) shall cooperate fully with each other to that end.

5.2	Registration Statement; Proxy Statement and Prospectus

        As soon as practicable after execution of this Agreement, Buyer shall file a Registration Statement with the SEC on an appropriate form under the Securities Act and shall use its reasonable efforts to cause the Registration Statement to become effective under the Securities Act, and thereafter, until the Effective Time or termination of this Agreement, to keep the same effective and, if necessary, amend and supplement the same and take any action required to be taken under applicable state securities laws in connection with the issuance of the shares of Buyer Stock upon consummation of the Corporate Merger. Such Registration Statement and any amendments and supplements thereto are referred to in this Agreement as the “Registration Statement.” Seller and Seller Bank shall furnish all information concerning it and its shareholders as Buyer may reasonably request in connection with the

Appendix A - 19

preparation of the Registration Statement. In advance of filing the Registration Statement, Buyer shall provide Seller and its counsel with a copy of the Registration Statement and thereafter shall promptly advise Seller and its counsel of any material communication received by Buyer or its counsel from the SEC with respect to the Registration Statement.

5.3	Shareholder Meeting

        Seller shall take all action necessary to properly call and convene a meeting of its shareholders as soon as practicable after the date of this Agreement to consider and vote upon this Agreement and the transactions contemplated hereby (the “Shareholders Meeting”). The Board of Directors of Seller shall recommend that the shareholders of Seller approve this Agreement and the transactions contemplated hereby. Buyer shall cooperate with Seller in the preparation of the Proxy Statement relating to the meeting of shareholders of Seller. In advance of distributing its Proxy Statement to its shareholders, Seller shall provide Buyer and its counsel with a copy of the Proxy Statement and provide a reasonable opportunity for Buyer to comment thereon. Seller shall use its reasonable best efforts to have the Proxy Statement approved for mailing in definitive form as promptly as practicable and thereafter Seller shall promptly mail to its shareholders the Proxy Statement.

5.4	Regulatory Matters

        (a)        The Parties shall cooperate with each other and use their reasonable best efforts to promptly prepare and file, within thirty (30) days after the date of this Agreement or as soon thereafter as is reasonably practicable, all necessary documentation to obtain all Requisite Regulatory Approvals and all permits, consents, approvals, and authorizations of any other third parties that are necessary or advisable to consummate the transactions contemplated by this Agreement. Buyer and Seller shall have the right to review in advance, and to the extent practicable each will consult with the other on (in each case subject to applicable laws relating to the exchange of information), all the information which appears in any filing made with or written materials submitted to any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the Parties shall act reasonably and as promptly as practicable.

        (b)        Buyer and Seller shall, upon request, furnish each other with all information concerning themselves, their respective Subsidiaries, directors, and officers, the shareholders of Seller, and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice, or application made by or on behalf of Buyer, Buyer Bank, Seller, or Seller Bank to any Governmental Entity in connection with the transactions contemplated hereby.

        (c)        Buyer and Seller shall promptly furnish each other with copies of written communications received by Buyer or Seller, as the case may be, or any of their respective Subsidiaries from, or delivered by, any of the foregoing to any Governmental Entity in respect of the transactions contemplated hereby.

5.5	Investigation and Confidentiality

        (a)        Seller shall permit Buyer and its representatives reasonable access to the properties and personnel of Seller and its Subsidiaries and shall disclose and make available to Buyer and its representatives, upon Buyer’s reasonable request, all books, papers, and records relating to the assets, stock ownership, properties, operations, obligations, and liabilities of Seller and its Subsidiaries, including, but not limited to, all books of account (including the general ledger), tax records, minute books of meetings of boards of directors (and any committees thereof) and shareholders, organizational documents, bylaws, material contracts and agreements, filings with any Governmental Entity, accountants’ work papers, litigation files, loan files, plans affecting employees, and any other business activities or prospects in which Buyer may have a reasonable interest, provided that such access and any such reasonable request shall be reasonably related to the transactions contemplated hereby and, in the reasonable opinion of Seller, will not unduly interfere with normal operations or constitute a waiver of the attorney-client privilege. Seller and its Subsidiaries shall make their respective directors, officers, employees, agents, and authorized representatives (including counsel and independent public accountants) available to confer with Buyer and its representatives, provided that such access shall be reasonably related to the transactions contemplated hereby and, in the reasonable opinion of Seller, will not unduly interfere with normal operations or constitute a waiver of the attorney-client privilege. Representatives of Buyer or Buyer Bank shall be given notice of and shall be entitled to

Appendix A - 20

attend meetings of the Boards of Directors of Seller and Seller Bank after the date of this Agreement, provided, that the Chairman of such meetings shall be entitled to exclude such representatives of Buyer or Buyer Bank from discussions at such meetings, if the Board of Directors determines, consistent with the exercise of its fiduciary duties, that it is in the best interests of Seller and its shareholders to exclude such representatives.

        (b)        All information furnished in connection with the transactions contemplated by this Agreement or pursuant to this Agreement shall be treated as the sole property of the Party furnishing the information until completion of the Corporate Merger and, if the Corporate Merger shall not occur, the Party receiving the information shall either destroy or return to the Party that furnished such information all documents or other materials containing, reflecting, or referring to such information, shall use its best efforts to keep confidential all such information, and shall not directly or indirectly use such information for any competitive or other commercial purposes. The obligation to keep such information confidential shall continue for five (5) years from the date this Agreement is terminated but shall not apply to (i) any information which (x) the Party receiving the information can establish was already in its possession prior to the disclosure thereof by the Party furnishing the information; (y) was then generally known to the public; or (z) became known to the public through no fault of the Party receiving the information; or (ii) disclosures pursuant to a legal requirement or in accordance with an order of a court of competent jurisdiction, provided that the Party that is the subject of any such legal requirement or order shall use its best efforts to give the furnishing Party at least ten business days prior notice thereof.

        (c)        Buyer agrees that, if this Agreement is terminated pursuant to Article VII, neither it nor any of its Subsidiaries will, for a period of three (3) consecutive years beginning on the effective date of the termination, directly or indirectly solicit any employee of Seller or any of Seller’s Subsidiaries to leave the employment of Seller or such Subsidiary; provided, however, that this covenant shall not prevent Buyer or any of its Subsidiaries from continuing its general employee recruitment efforts in accordance with their past practices. Seller agrees that, if this Agreement is terminated pursuant to Article VII, neither it nor any of its Subsidiaries will, for a period of three (3) consecutive years beginning on the effective date of the termination, directly or indirectly solicit any employee of Buyer or any of Buyer’s Subsidiaries to leave the employment of Buyer or such Subsidiary; provided, however, that this covenant shall not prevent Seller or any of its Subsidiaries from continuing its general employee recruitment efforts in accordance with their past practices.

5.6	Press Releases

        Each of the Parties agrees that it will not issue any press release or make any public disclosure related to this Agreement or the Corporate Merger without obtaining the prior written consent of the other Parties, provided, however, that nothing contained herein shall prohibit any party, following notification to the other Parties, from making any disclosure that is required by law or regulation. The only person authorized to give the consent required by this Section 5.6 on behalf of Seller and Seller Bank is Clarke B. Maxson. The only person authorized to give the consent required by this Section 5.6 on behalf of Buyer is Charles C. Van Loan.

5.7	Business of the Parties

        (a)        During the period from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement or with the prior written consent of Buyer, which consent shall not be unreasonably withheld, Seller and its Subsidiaries shall carry on their respective businesses in the ordinary course consistent with past practice. During such period, Seller will use all reasonable efforts to (x) preserve its business organization and that of each of its Subsidiaries intact, (y) keep available to itself and Buyer the present services of the employees of Seller and each of its Subsidiaries, and (z) preserve for itself and Buyer the goodwill of the customers of Seller and each of its Subsidiaries and others with whom business relationships exist. Without limiting the generality of the foregoing, except with the prior written consent of Buyer, which consent shall not be unreasonably withheld, and except as expressly contemplated in this Agreement, between the date of this Agreement and the Effective Time, Seller shall not, and shall cause each of its Subsidiaries not to:

(i) declare, set aside, make, or pay any dividend or other distribution (whether in cash, stock, or property or any combination thereof) in respect of Seller Stock;

Appendix A - 21

(ii) issue any shares of its capital stock; issue, grant, modify, or authorize any Rights; purchase or redeem any shares of Seller Stock; or effect any recapitalization, reclassification, stock dividend, stock split, or like change in capitalization;

(iii) amend its Articles of Incorporation, Bylaws, or similar organizational documents; impose, or suffer the imposition, on any share of stock or other ownership interest held by Seller in a Subsidiary of any lien, charge, or encumbrance or permit any such lien, charge, or encumbrance to exist; or waive or release any material right or cancel or compromise any material debt or claim;

(iv) increase the rate of compensation of any of its directors, officers, or employees, or pay or agree to pay any bonus or severance to, or provide any other new employee benefit or incentive to, any of its directors, officers, or employees other than in the ordinary course of business and in accordance with past practice; or enter into or amend any employment or consulting agreement or extend the term of or renew any existing employment or consulting agreement;

(v) enter into or, except as may be required by law and for amendments contemplated by this Agreement, modify any Seller Employee Plan or other employee benefit, incentive, or welfare contract, plan, or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers, or employees;

(vi) without consultation with Buyer, with respect to any customer relationship (which for purposes hereof shall include the customer and any person attributed to such customer when computing the limitation on loans to a single borrower under the terms of Buyer’s loan policy as disclosed to Seller), originate or purchase any loan in excess of $250,000 with respect to loans secured by one-to-four-family properties; or in excess of $400,000 with respect to commercial loans;

(vii) enter into (w) any transaction, agreement, arrangement, or commitment not made in the ordinary course of business, (x) any agreement, indenture, or other instrument relating to the borrowing of money by Seller or any of its Subsidiaries or guarantee by Seller or any of its Subsidiaries of any such obligation, except in the case of Seller Bank for deposits, FHLB advances, federal funds purchased, and securities sold under agreements to repurchase in the ordinary course of business consistent with past practice, (y) any agreement, arrangement, or commitment relating to the employment of an employee or consultant, or amend any such existing agreement, arrangement, or commitment, provided that Seller and Seller Bank may employ an employee in the ordinary course of business if the employment of such employee is terminable by Seller or Seller Bank at will without liability, other than as required by law; or (z) any contract, agreement, or understanding with a labor union;

(viii) change its method of accounting in effect for the year ended December 31, 2002, except as required by changes in laws or regulations or GAAP, or change any of its methods of reporting income and deductions for federal income tax purposes from those employed in the preparation of its federal income tax return for such year, except as required by changes in laws or regulations;

(ix) make any capital expenditures in excess of $25,000 individually or $50,000 in the aggregate, other than (a) in the ordinary course of business, (b) in connection with the transactions contemplated by this Agreement, (c) pursuant to binding commitments disclosed on Schedule 3.15 and are existing on the date of this Agreement, and (d) expenditures necessary to maintain existing assets in good repair; or enter into any new lease or lease renewal of real property or any new lease or lease renewal of personal property providing for annual payments exceeding $5,000;

(x) file any applications or make any contract with respect to branching or site location or relocation;

(xi) except for purchases of U.S. Treasury securities or U.S. Government agency securities, which in either case have maturities of three (3) years or less, or commercial paper, agreements to repurchase or federal funds, which in all cases shall have maturities of ninety (90) days or less, purchase any securities or make any material investment, either by purchase of stock or securities, contributions to

Appendix A - 22

capital, asset transfers, or purchase of any assets, in any person other than a wholly owned Subsidiary of Seller, or otherwise acquire direct or indirect control over any person, other than in connection with foreclosures or other repossessions in the ordinary course of business;

(xii) enter or agree to enter into any agreement or arrangement granting any preferential right to purchase any of its assets or rights or requiring the consent of any party to the transfer and assignment of any such assets or rights;

(xiii) except as necessitated in the reasonable opinion of Seller due to changes in interest rates, and in accordance with safe and sound banking practices, change or modify in any material respect any of its lending or investment policies, except to the extent required by law or an applicable regulatory authority;

(xiv) except as necessitated in the reasonable opinion of Seller due to changes in interest rates, and in accordance with safe and sound banking practices, enter into any futures contract, option contract, interest rate caps, interest rate floors, interest rate exchange agreement, or other agreement for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

(xv) take any action that would result in any of the representations and warranties of Seller or Seller Bank contained in this Agreement not to be true and correct at the Effective Time or that would cause any of the conditions precedent to effect closing of the transactions contemplated by this Agreement not to be satisfied;

(xvi) take any action that would materially impede or delay the completion of the Corporate Merger or the ability of any Party to perform its covenants and agreements under this Agreement;

(xvii) materially increase or decrease the rate of interest paid on time deposits, or on certificates of deposit, except in a manner and pursuant to policies consistent with past practices or to reflect changes in market interest rates; or

(xviii) agree to do any of the foregoing.

        (b)        Seller shall promptly notify Buyer in writing of the occurrence of any matter or event known to and involving Seller or any of its Subsidiaries that would have, either individually or in the aggregate, a Material Adverse Effect on Seller.

        (c)        Except with the prior written consent of Seller or as expressly contemplated hereby, between the date of this Agreement and the Effective Time, Buyer shall not, and shall cause each of its Subsidiaries not to:

(i) take any action that would result in any of the representations and warranties of Buyer contained in this Agreement not to be true and correct at the Effective Time or that would cause any of the conditions precedent to effect closing of the transactions contemplated by this Agreement not to be satisfied;

(ii) take any action that would materially impede or delay the completion of the Corporate Merger or the ability of any Party to perform its covenants and agreements under this Agreement; or

(iii) agree to do any of the foregoing.

5.8	Nonsolicitation

        Seller shall not solicit or encourage, or authorize any individual, corporation, or other entity to solicit or encourage, from any third party any inquires or proposals relating to or which may be reasonably expected to lead to an Acquisition Transaction. Seller shall not negotiate with or entertain any proposals from any other person for any

Appendix A - 23

such Acquisition Transaction, except upon the receipt of an unsolicited offer from a third party where the Board of

Directors of Seller reasonably believes, upon the written opinion of counsel, that its fiduciary duties require it to enter into discussions with such party. Neither Seller nor any of its affiliates or representatives shall furnish any non-public information that it is not legally obligated to furnish in connection with, or enter into any contract with respect to, any Acquisition Transaction. Seller will immediately cease and cause to be terminated any existing activities, discussions, or negotiations with any parties previously conducted with respect to any of the foregoing and agrees to enforce its rights under any confidentiality agreements to which it or any of its Subsidiaries is a party. Seller shall promptly notify Buyer of all of the relevant details relating to all inquiries and proposals that it may receive relating to any Acquisition Transaction or proposed Acquisition Transaction, shall keep Buyer informed of the status and details of any such inquiry or proposal, and shall give Buyer five (5) days’ advance notice of any agreement to be entered into with, or any information to be supplied to, any person making such inquiry or proposal.

5.9	Current Information

        (a)        During the period from the date of this Agreement to the Effective Time, each Party shall, upon the request of any other Party, cause one or more of its designated representatives to confer on a monthly or more frequent basis with representatives of such other Party regarding its consolidated financial condition, operations, business, and matters relating to the completion of the transactions contemplated hereby. As soon as reasonably practicable, Seller will deliver to Buyer, and Buyer will deliver to Seller, each Call Report or similar report filed by it with the FRS or the Commissioner concurrently with the filing of such Call Report. Within twenty (20) days after the end of each month, Seller will deliver to Buyer, and Buyer will deliver to Seller, an unaudited consolidated balance sheet and an unaudited consolidated statement of income, without related notes, for such month prepared in accordance with GAAP.

        (b)        Each Party agrees to give prompt written notice to the other Parties upon becoming aware of any change or any condition, event, circumstance, fact, or occurrence, other than as provided in this Agreement, that may reasonably be expected to result in a Material Adverse Effect on such Party, or which would cause or constitute a material breach of any of such Party’s representations, warranties, or covenants contained in this Agreement. Any Party giving such notice shall use its reasonable efforts to prevent or promptly to cure such change, condition, event, circumstance, fact, or occurrence, to the extent the same is within the Party’s reasonable control.

5.10	Indemnification by Buyer; Insurance

        (a)        Buyer agrees that, for a period of three (3) consecutive years beginning at the Effective Time, to indemnify and hold harmless the past and present directors and officers of Seller and its Subsidiaries (the “Indemnified Parties”) for all acts or omissions occurring at or prior to the Effective Time to the same extent such persons are indemnified and held harmless under the respective Articles of Incorporation or Bylaws of Seller and its Subsidiaries in the form in effect at the date of this Agreement. Without limiting the foregoing, all limitations of liability existing in favor of the Indemnified Parties in the Articles of Incorporation or Bylaws of Seller or any of its Subsidiaries as of the date of this Agreement, to the extent permissible under applicable law as of the date of this Agreement, arising out of matters existing or occurring at or prior to the Effective Time, shall survive the Corporate Merger and shall continue in full force and effect.

        (b)        Seller and Buyer shall cooperate to obtain “tail coverage” covering the acts and omissions of the officers and directors of Seller and Seller Bank occurring prior to the Effective Time under the existing directors’ and officers’ liability insurance policy maintained by Seller at the Effective Time, or through a rider to be added to Buyer’s existing directors’ and officers’ liability insurance policy, at Buyer’s expense.

        (c)        The provisions of (a) and (b) above shall have no effect on any act or omission that constitutes a breach of a warranty, representation, or covenant contained in this Agreement or any document related to this Agreement.

5.11	Agreement to Vote Shares

        As soon as practicable after the date of this Agreement, Seller shall use its best efforts to cause each of its directors to execute an agreement, substantially in the form of the attached Exhibit C, by which each of such

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directors shall covenant and agree to vote the shares of Seller Stock owned by them (including all shares of Seller

Stock over which such directors exercise direct or indirect voting control) in favor of this Agreement at the Shareholders Meeting.

5.12	Transaction Expenses

        Except as otherwise set forth in this Agreement, each of the parties shall pay their own expenses associated with the transactions contemplated by this Agreement. If the Closing occurs, Buyer agrees to pay the fees (or reimburse Seller if Seller has already paid such fees) owing to Alex Sheshunoff & Co. Investment Banking, L.P. for services rendered to Seller in connection with the transactions described in this Agreement, up to a maximum amount of one percent (1%) of the aggregate Per Share Merger Consideration payable by Buyer to holders of Seller Stock pursuant to Section 2.3 of this Agreement (as the same may be adjusted pursuant to Section 2.3).

5.13	Employees and Employee Benefit Plans

        (a)        Employees of Seller or any of its Subsidiaries whose employment is terminated by Buyer or any of Buyer’s Subsidiaries, without cause, within 30 days following the Effective Time shall be entitled to receive a lump sum cash severance payment equal to the following: (i) corporate officers shall be entitled to receive a severance payment equal to three (3) weeks’ base salary (at rates existing as of the date of this Agreement) multiplied by the number of full years of continuous service of such officer with Seller or any of Seller’s Subsidiaries; and (ii) Employees other than corporate officers shall be entitled to receive a severance payment equal to two (2) weeks’ base salary (at rates existing as of the date of this Agreement) multiplied by the number of full years of continuous service of such employee with Seller or any of Seller’s Subsidiaries. Notwithstanding the foregoing, no employee (whether or not a corporate officer) shall be entitled to a severance payment in excess of one-half of the base salary actually received by such employee during calendar year 2003. Buyer agrees that all employees of Seller or any of Seller’s Subsidiaries whose employment is terminated as a result of the Corporate Merger shall be given the opportunity to apply for employment by Buyer, Buyer Bank, or any of their affiliates. Notwithstanding anything to the contrary, this subsection (a) shall not apply to Clarke B. Maxson.

        (b)        Employees of Seller will not be subject to any exclusion or penalty for pre-existing conditions that were covered under the medical plan of Seller covering such employee immediately prior to the Effective Time or any waiting period relating to coverage under Buyer’s medical plan, provided that, to the extent that the initial period of coverage for employees of Seller, under any plan of Buyer that is an “Employee Welfare Benefit Plan” as defined in Section 3(1) of ERISA, is not a full 12-month period of coverage, employees of Seller shall be given credit under the applicable welfare plan for any deductibles and co-insurance payments made by such employees of Seller or under the corresponding welfare plan during the balance of such 12-month period of coverage. With respect all qualified employee benefit plans, the prior service of employees of Seller with Seller or any Subsidiary of Seller shall be taken into account for purposes of eligibility and vesting. With respect to employee benefits such as vacation, sick pay, personal days, and the like, the prior service of employees with Seller or any Subsidiary of Seller shall be applied for purposes of eligibility, vesting, and the level of benefit to which the employee is entitled.

        (c)        Seller may, at any time prior to Closing, pay a retention bonus to any employees of Seller or Seller Bank, with the selection of such employees and the amounts of such bonuses to be determined in the sole discretion of Seller after consultation with Buyer; provided that (i) the aggregate amount of all such retention bonuses shall not exceed $500,000, (ii) no single employee shall receive a bonus pursuant to this subsection in excess of one-half of the base salary actually received by such employee during calendar year 2003, and (iii) Seller shall provide at least three (3) business days’ prior notice to Buyer of Seller’s intent to pay any such bonus.

5.14	Bank Consolidation

        Buyer, Seller, and Seller Bank shall take all necessary and appropriate actions to make it possible for the Bank Consolidation to be authorized, agreed to, and accomplished in the time frame set forth in Section 2.6.

5.15	Conforming Entries

Appendix A - 25

        (a)        Seller recognizes that Buyer may have adopted different loan, accrual, and reserve policies (including loan classifications and levels of reserves for possible loan losses). Subject to applicable laws, from and after the date of this Agreement to the Effective Time, Seller and Buyer shall consult and cooperate with each other with respect to conforming the loan, accrual, and reserve policies of Seller and its Subsidiaries to those policies of Buyer, as specified in each case in writing to Seller, based upon such consultation and subject to the conditions in subsection (c) of this Section.

        (b)        Subject to applicable laws and regulations, Seller and Buyer shall consult and cooperate with each other with respect to determining, as specified in a written notice from Buyer to Seller, based upon such consultation and subject to the conditions in subsection (c) of this Section, the amount and the timing for recognizing for financial accounting purposes Seller’s expenses of the Corporate Merger and the restructuring charges relating to or to be incurred in connection with the Corporate Merger.

        (c)        Subject to applicable laws and regulations, Seller shall (i) establish and take such reserves and accruals immediately prior to the Effective Time as Buyer shall reasonably request to conform Seller’s loan, accrual, and reserve policies to Buyer’s policies, and (ii) establish and take such accruals, reserves, and charges in order to implement such policies and to recognize for financial accounting purposes: (A) such expenses of the Corporate Merger and (B) restructuring charges related to or to be incurred in connection with the Corporate Merger, in each case at such times as are reasonably requested by Buyer; provided, however, that on the date such reserves, accruals, and charges are to be taken, Buyer shall certify to Seller that all conditions to Buyer’s obligation to consummate the Corporate Merger set forth in this Agreement (other than the delivery of certificates, opinions, and other instruments and documents to be delivered at the Closing or otherwise to be dated at the Effective Time, the delivery of which shall continue to be conditions to Buyer’s obligation to consummate the Corporate Merger) have been satisfied or waived; and provided, further, that Seller shall not be required to take any such action that is not consistent with GAAP and regulatory accounting principles.

        (d)        No reserves, accruals, or charges taken in accordance with this Section may be a basis to assert a violation of a breach of a representation, warranty, or covenant of Seller or Seller Bank contained in this Agreement.

5.16	Integration of Data Processing

        At the request of Buyer, during the period from the date of this Agreement to the Effective Time, Seller and Seller Bank shall, and shall cause their directors, officers, and employees to, and shall make all reasonable efforts to cause their respective data processing service providers to, cooperate and assist Buyer in connection with preparation for an electronic and systematic conversion of all applicable data regarding Seller and its Subsidiaries to Buyer’s system of electronic data processing; provided, however, that no such conversion shall occur until the Effective Time. In furtherance of the foregoing, Seller shall make reasonable arrangements during normal business hours to permit representatives of Buyer to train Seller and Seller Bank employees in Buyer’s system of electronic data processing.

5.17	Disclosure Supplements

        From time to time prior to the Effective Time, each Party shall promptly supplement or amend any schedules to this Agreement with respect to any matter arising after the date of this Agreement which, if existing, occurring, or known as of the date of this Agreement, would have caused any representation or warranty made by such Party in this Agreement to not be true and accurate or which is necessary to correct any information in such materials which has been rendered materially inaccurate thereby. No such supplement or amendment to such materials shall be deemed to have modified the representations, warranties, and covenants of the Parties for the purpose of determining whether the conditions precedent of this Agreement have been satisfied.

5.18	Failure to Fulfill Conditions

        In the event that any of the Parties determines that a condition to its respective obligations to consummate the transactions contemplated may not be fulfilled on or prior to the termination of this Agreement, it will promptly notify each other Party. Each Party will promptly inform the other Parties of any facts applicable to it that would be

Appendix A - 26

likely to prevent or materially delay approval of the Corporate Merger by any Governmental Entity or third party or which would otherwise prevent or materially delay completion of such transactions.

5.19	Environmental Reports

        Seller shall have furnished to Buyer before the date of this Agreement any environmental reports related to any property owned or being used by Seller. Buyer, in its sole discretion, may obtain a report of a phase one environmental investigation on real property owned or leased by Seller or any of its Subsidiaries (but excluding space in office or retail and similar establishments leased by Seller or any of its Subsidiaries for automatic teller machines or bank branch facilities or other office uses where the space leased comprises less than 20% of the total space leased to all tenants of such property). If required by the phase one investigation, in Buyer’s reasonable opinion, Buyer may require a report of a phase two investigation on properties requiring such additional study. Buyer shall have five (5) business days from the receipt of any such phase two investigation report to notify Seller of any dissatisfaction with the contents of such report. Should the cost of taking all remedial or other corrective actions and measures (i) required by applicable law or reasonably likely to be required by applicable law, or (ii) recommended or suggested by such report or reports or prudent in light of serious life, health, or safety concerns, in the aggregate, exceed the sum of $100,000 but be less than $500,000, as reasonably estimated by an environmental expert retained for such purpose by Buyer, or if the cost of such actions and measures cannot be so reasonably estimated by such expert to be $50,000 or less with any reasonable degree of certainty, then the Per Share Cash Consideration shall be reduced by an amount equal to the estimated cost of such remedial or corrective actions divided by the sum of the number of issued and outstanding shares of Seller Stock immediately prior to the Effective Time and the number of shares of Seller Stock that are subject to Seller Options issued and outstanding immediately prior to the Effective Time; provided that, Buyer shall notify Seller, no later than the close of business on the fifth (5th) business day of the Determination Period, of Buyer’s intent to exercise such right to reduce the Per Share Cash Consideration and Seller shall then have the right to terminate this Agreement upon written notice to Buyer at any time within four (4) business days following Seller’s receipt of such notice from Buyer. If such remedial or other corrective actions and measures are or can reasonably be estimated by such environmental expert to be less than $100,000, then Buyer shall be obligated to consummate the Corporate Merger, subject to the satisfaction of all other conditions to Closing set forth herein, without a reduction in the Per Share Cash Consideration. If such remedial or other corrective actions and measures are or can reasonably be estimated by such environmental expert to be in excess of $500,000, then Buyer or Seller, upon providing not less than ten (10) business days’ notice to the other Parties, shall have the right to terminate this Agreement.

5.20	Amended and Restated Employment Agreement

        At the Closing, Buyer Bank and Clarke B. Maxson shall enter into an Amended and Restated Employment Agreement in the form attached as Exhibit D, which shall supersede and replace any and all prior employment Agreements between Seller or Seller Bank or any of their respective affiliates, on the one hand, and Mr. Maxson on the other hand, including (but not limited to) the Employment Agreement between Seller Bank and Mr. Maxson dated October 21, 1988. Seller represents and warrants that a true and complete copy of the Employment Agreement between Seller Bank and Mr. Maxson dated October 21, 1988, including all amendments and addendums, is attached to Schedule 5.20. Notwithstanding the foregoing, the Parties agree that, if an independent appraisal or opinion obtained by Seller or Seller Bank after the date of this Agreement but prior to the Effective Time states that the consideration payable to Mr. Maxson pursuant to Section 10 of such Amended and Restated Employment Agreement for the restrictive covenants contained therein is unreasonable, the total consideration payable to Mr. Maxson pursuant to Sections 5 and 10 of the Amended and Restated Employment Agreement may be reallocated among Section 5 (as consideration for the reduced employment term) and Section 10 (as consideration for the restrictive covenants), provided that the total amount of consideration payable pursuant to Sections 5 and 10 shall not exceed $1,500,000.

5.21	Name of Seller and Seller Bank

        At the Closing, Buyer Bank shall file with the Commissioner the applications and/or documentation necessary to reserve use of the names “Midwest Guaranty Bank” and “Guaranty Bank” in the State of Michigan; provided, however, that neither Buyer nor Buyer Bank nor any other Subsidiary of Buyer shall have any obligation

Appendix A - 27

to use either of such names at any time in the future. Seller and Seller Bank agree to provide their consent and to otherwise cooperate with the filing of such applications and/or other documentation.

ARTICLE VI
CONDITIONS PRECEDENT

6.1	Conditions Precedent — Buyer and Seller

        The respective obligations of Buyer and Seller to effect the transactions contemplated by this Agreement shall be subject to the satisfaction of each of the following conditions, unless waived by both Buyer and Seller pursuant to Section 7.3:

        (a)        All corporate action necessary to authorize the execution and delivery of this Agreement and completion of the Corporate Merger shall have been duly and validly taken by Buyer and Seller, including approval and adoption of this Agreement (including the Plan of Merger) by the requisite vote of the shareholders of Seller.

        (b)        All Requisite Regulatory Approvals shall have been received, all notices to any Regulatory Authority or other Governmental Entity that are required to be given in connection with the Corporate Merger shall have been given, and all statutory or regulatory waiting periods in respect of any such approvals, consents, or notices shall have expired.

        (c)        The Parties shall have received all approvals, consents, and waivers of each person (other than the Requisite Regulatory Approvals) whose approval, consent, or waiver is required for the completion of the Corporate Merger; provided, however, that no such approval, consent, or waiver shall be deemed to have been received if it shall include any nonstandard condition or requirement that, either individually or all such conditions and requirements in the aggregate, would so materially reduce the economic or business benefits of the transactions contemplated by this Agreement to Buyer that had, such condition(s) or requirement(s) been known, Buyer, in its reasonable judgment, would not have entered into this Agreement.

        (d)        None of the Parties shall be subject to any statute, rule, regulation, injunction, order, or decree enacted, entered, promulgated, or enforced by any Governmental Authority that prohibits, restricts, or makes illegal the completion of the Corporate Merger.

        (e)        No proceeding shall be pending or threatened before any Governmental Authority that seeks to prohibit, restrict, or make illegal the completion of the Corporate Merger.

        (f)        The Registration Statement shall be effective under the Securities Act; no stop orders suspending the effectiveness of the Registration Statement shall have been issued; no action, suit, proceeding, or investigation by the SEC to suspend the effectiveness of the Registration Statement shall have been initiated and be continuing; and all necessary approvals under the Securities Act, the Exchange Act, and all applicable state securities laws relating to the issuance or trading of the shares of Buyer Stock issuable pursuant to the Corporate Merger shall have been received.

        (g)        Buyer Bank and Clarke B. Maxson shall each have executed and delivered the Amended and Restated Employment Agreement in the form attached as Exhibit D.

6.2	Conditions Precedent — Seller

        The obligations of Seller to effect the transactions contemplated by this Agreement shall be subject to satisfaction of the following conditions, unless waived by Seller pursuant to Section 7.3:

        (a)        The representations and warranties of Buyer set forth in Article IV shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, or on the date when made in the case of a representation or warranty that specifically relates to an earlier date.

Appendix A - 28

        (b)        Buyer shall have performed, in all material respects, all obligations and complied with all covenants required to be performed and complied with by it pursuant to this Agreement on or prior to the Effective Time.

        (c)        Buyer shall have delivered to Seller a certificate, dated the Closing Date and signed by its President and Chief Executive Officer and by its Chief Financial Officer, to the effect that the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied.

        (d)        Buyer shall have furnished Seller with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in Sections 6.1 and 6.2 (as such conditions relate to Buyer) as Seller may reasonably request.

        (e)        Seller shall have received the opinion of Varnum, Riddering, Schmidt & Howlett LLP, counsel to Buyer, dated the Closing Date, to the effect that, on the basis of the facts, representations, and assumptions set forth in the opinion, (i) Buyer is a corporation in good standing under the laws of the State of Michigan, (ii) this Agreement has been duly executed by Buyer and constitutes the binding obligation of Buyer, enforceable in accordance with its terms against Buyer, except as the same may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, and other similar laws relating to or affecting the enforcement of creditors’ rights generally, by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law), and by an implied covenant of good faith and fair dealing, and (iii) that upon the filing of the Certificate of Merger, the Corporate Merger will become effective.

        (f)        Seller shall have received the opinion of Varnum, Riddering, Schmidt & Howlett LLP, counsel to Buyer, dated the Closing Date, to the effect that, on the basis of the facts, representations, and assumptions set forth in the opinion, for U.S. federal income tax purposes, the Corporate Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and that each of Buyer and Seller will be a party to the reorganization within the meaning of Section 368(b) of the Code.

6.3	Conditions Precedent — Buyer

        The obligations of Buyer to effect the transactions contemplated by this Agreement shall be subject to satisfaction of the following conditions, unless waived by Buyer pursuant to Section 7.3:

        (a)        The representations and warranties of Seller and Seller Bank set forth in Article III shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, or on the date when made in the case of a representation or warranty that specifically relates to an earlier date.

        (b)        Seller and Seller Bank shall have performed, in all material respects, all obligations and complied with all covenants required to be performed and complied with by them pursuant to this Agreement on or prior to the Effective Time.

        (c)        Seller and Seller Bank each shall have delivered to Buyer a certificate, dated the Closing Date and signed by their respective Presidents and Chief Executive Officers and by their respective Chief Financial Officers, to the effect that the conditions set forth in Sections 6.3(a) and 6.3(b) have been satisfied.

        (d)        Seller and Seller Bank each shall have furnished Buyer with such certificates of their officers or others and such other documents to evidence fulfillment of the conditions set forth in Sections 6.1 and 6.3 (as such conditions relate to Seller and/or Seller Bank) as Buyer may reasonably request.

        (e)        Seller and Seller Bank shall have provided Buyer with an accounting of all expenses incurred by each of them in connection with the transactions described in this Agreement through the Closing Date, including a good faith estimate of such expenses incurred but as to which invoices have not been submitted as of the Closing Date.

        (f)        Buyer shall have received the opinion of Bracewell & Patterson, L.L.P., counsel to Seller, and Seller Bank, dated the Closing Date, to the effect that, on the basis of the facts, representations, and assumptions set

Appendix A - 29

forth in the opinion, (i) Seller is a corporation in good standing under the laws of the State of Michigan, (ii) Seller Bank is a state chartered commercial bank in good standing under the laws of the State of Michigan, (iii) this Agreement has been duly approved by the respective Boards of Directors of Seller and Seller Bank, (iv) this Agreement has been duly executed by Seller and Seller Bank and constitutes a binding obligation of each of them, enforceable in accordance with its terms against each of them, except as the same may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, and other similar laws relating to or affecting the enforcement of creditors’ rights generally, by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law), and by an implied covenant of good faith and fair dealing, and (v) that upon the filing of the Certificate of Merger, the Corporate Merger will become effective.

        (g)        Seller and Seller Bank shall each have provided to Buyer any information necessary to make the representations and warranties set forth in Article III of this Agreement true and correct as of the Closing Date, and such information, in the aggregate, shall not reflect a Material Adverse Effect on Seller.

        (h)        The sum of the number of shares of Seller Stock outstanding at the Closing Date plus the number of shares of Seller Stock that are subject to outstanding Seller Options as of the Closing Date shall not exceed 1,022,254 shares.

        (i)        Between the date of this Agreement and the Closing Date, there shall not have occurred any change or any condition, event, circumstance, fact, or occurrence, other than as provided in this Agreement, that may reasonably be expected to have a Material Adverse Effect on Seller.

ARTICLE VII
TERMINATION, WAIVER AND AMENDMENT

7.1	Termination

        This Agreement may be terminated:

        (a)        at any time on or prior to the Effective Time, by the mutual consent in writing of the Parties;

        (b)        at any time on or prior to the Effective Time, by Buyer in writing if Seller has, or by Seller in writing if Buyer has, breached any covenant or undertaking contained herein or any representation or warranty contained herein, unless such breach has been cured within 30 days after written notice by the non-breaching party to the breaching party of such breach;

        (c)        at any time, by either Buyer or Seller in writing, (i) if any application for a Requisite Regulatory Approval is denied or withdrawn at the request or recommendation of the Governmental Entity that is required to grant such Requisite Regulatory Approval, unless within the 25-day period following any such denial or withdrawal a petition for rehearing or an amended application has been filed with the applicable Governmental Entity, provided, however, that no Party shall have the right to terminate this Agreement pursuant to this subsection if such denial or request or recommendation for withdrawal shall be due to the failure of the Party seeking to terminate this Agreement to perform or observe the covenants and agreements of such Party set forth herein, or (ii) if any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the completion of the Corporate Merger;

        (d)        at any time, by either Buyer or Seller in writing, if the shareholders of Seller do not approve this Agreement after a vote taken thereon at a meeting duly called for such purpose (or at any adjournment thereof), unless the failure of such occurrence shall be due to the failure of the Party seeking to terminate to perform or observe in any material respect its agreements set forth herein to be performed or observed by such Party at or prior to the time of such meeting;

        (e)        by either Buyer or Seller in writing if the Effective Time has not occurred by the close of business on August 31, 2004, provided that this right to terminate shall not be available to any Party whose failure to perform

Appendix A - 30

such Party’s obligations under this Agreement has been the cause of, or resulted in, the failure of the Corporate Merger to be consummated by such date;

        (f)        by Buyer or Seller to the extent provided by Section 5.19, by giving timely written notice thereof to the other Parties; and

        (g)        by Seller, pursuant to, and in compliance with the terms and conditions of, the rights granted in Section 2.3(e) and 5.19 of this Agreement.

7.2	Effect of Termination

        (a)        Except as set forth below, each of the Parties shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder including fees and expenses of its own financial consultants, investment bankers, accountants, and counsel, provided that, notwithstanding anything to the contrary contained in this Agreement, neither Buyer nor Seller shall be released from any liabilities or damages arising out of its breach of any provision of this Agreement.

        (b)        Seller and Seller Bank hereby agree that, if this Agreement is terminated as a result of a breach by Seller or Seller Bank, except pursuant to Section 7.2(c) below, then Seller or Seller Bank shall promptly (and in any event within ten (10) business days after such termination) pay all reasonable expenses of Buyer in an amount not to exceed $100,000. Buyer hereby agrees that if this Agreement is terminated as a result of a breach by Buyer, then Buyer shall promptly (and in any event within ten (10) business days after such termination) pay all reasonable expenses of Seller and Seller Bank in an amount not to exceed $100,000. For purposes of this Section 7.2(b) and Section 7.2(c), the “expenses” of a Party shall include all reasonable out-of-pocket expenses of that Party (including all fees and expenses of counsel, accountants, financial advisors, experts, and consultants to that Party) incurred by it or on its behalf in connection with the consummation of the transactions contemplated by this Agreement.

        (c)        If this Agreement is terminated by Buyer or Seller in accordance with Section 7.1(d) and the failure of Seller’s shareholders to approve this Agreement is due in whole or in part to the existence of any proposal or inquiry for an Acquisition Transaction, then Seller shall, upon demand, pay to Buyer in immediately available funds the amount of $250,000 plus all expenses incurred by Buyer in connection with the transactions contemplated by this Agreement. If the proposal or inquiry for an Acquisition Transaction was directly or indirectly solicited by any officer, director, shareholder, agent, or other representative of Seller or any of Seller’s Subsidiaries, or Seller otherwise breached any covenant set forth in Section 5.8, then the $250,000 amount in the preceding sentence shall be increased to $500,000.

        (d)        In the event that this Agreement is terminated pursuant to Section 7.1, this Agreement shall become void and have no effect, except that (i) the provisions relating to confidentiality set forth in Section 5.5(b) and this Section shall survive any such termination, and (ii) a termination pursuant to Section 7.1(b), (c), (d), or (e) shall not relieve the breaching Party from any liability or damages arising out of its breach of any provision of this Agreement giving rise to such termination.

7.3	Waiver

        Each Party, by written instrument signed by an executive officer of such Party, may at any time (whether before or after approval of this Agreement by the shareholders of Seller) extend the time for the performance of any of the obligations or other acts of the other Party and may waive (i) any inaccuracies of the other Party in the representations or warranties contained in this Agreement or any document delivered pursuant hereto, (ii) compliance with any of the covenants, undertakings, or agreements of the other Party, (iii) to the extent permitted by law, satisfaction of any of the conditions precedent to its obligations contained herein, or (iv) the performance by the other Party of any of its obligations set forth herein, provided that any such waiver granted, or any amendment or supplement pursuant to Section 7.4 hereof executed after shareholders of Seller have approved this Agreement, shall not modify either the amount or form of the Per Share Merger Consideration or otherwise materially adversely affect holders of either Seller Stock or Seller Options without the approval of such holders who would be so affected.

7.4	Amendment or Supplement

Appendix A - 31

        This Agreement may be amended or supplemented at any time by mutual agreement of the Parties, provided that any such amendment or supplement must be in writing and authorized by or under the direction of the Board of Directors of each of the Parties.

ARTICLE VIII
MISCELLANEOUS

8.1	Non Survivability of Representations and Warranties

        The representations and warranties of the Parties contained in Article III and Article IV shall not survive the Effective Time.

8.2	Entire Agreement

        This Agreement contains the entire agreement among the Parties with respect to the transactions contemplated hereby and supersedes all prior arrangements or understandings with respect thereto, written or oral, other than documents referred to herein and therein. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the Parties and their respective successors. Nothing in this Agreement, expressed or implied, is intended to confer upon any person, other than the Parties and their respective successors, any rights, remedies, obligations, or liabilities.

8.3	No Assignment

        None of the Parties may assign any of its rights or obligations under this Agreement to any other person.

8.4	Notices

        All notices or other communications that are required or permitted pursuant to this Agreement shall be in writing and sufficient if delivered personally, telecopied (with confirmation) or sent by overnight mail service or by registered or certified mail (return receipt requested), postage prepaid, addressed as follows:

If to Buyer: With a required copy to: If to Seller: With a required copy to:	Independent Bank Corporation
230 West Main Street
PO Box 491
Ionia, MI 48846
Attn: President
616-527-2400 - Phone
616-527-5833 - Facsimile

Varnum, Riddering, Schmidt & HowlettLLP
333 Bridge Street, NW
PO Box 352
Grand Rapids, MI 49504
Attn: Michael G. Wooldridge
616-336-6903 - Phone
616-336-7000 - Facsimile

Midwest Guaranty Bancorp, Inc.
201 West Big Beaver Road
Troy, Michigan 48098
248-689-1200 - Phone
248-689-8651 - Facsimile

Joseph Ford
Bracewell & Patterson LLP
111 Congress Ave., Ste. 2300
Austin, TX 78701-4043
512-472-7800 - Phone
512-472-9123 - Facsimile

Appendix A - 32

8.5	Alternative Structure

        Notwithstanding any provision of this Agreement to the contrary, Buyer may: (i) with the written consent of Seller, which shall not be unreasonably withheld, at any time modify the structure of the acquisition of Seller set forth in this Agreement, provided that (A) the Per Share Merger Consideration is not thereby changed in kind or reduced in amount as a result of such modification, and (B) such modification will not materially delay the Closing or jeopardize or delay the receipt of any Requisite Regulatory Approvals or any other condition to the obligations of Buyer set forth in Sections 6.1 and 6.3.

8.6	Interpretation

        The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

8.7	Counterparts

        This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

8.8	Governing Law

        This Agreement shall be governed by and construed in accordance with the laws of the State of Michigan applicable to agreements made and entirely to be performed within such jurisdiction.

8.9	Severability

        Any term, provision, covenant, or restriction contained in this Agreement held to be invalid, void, or unenforceable shall be ineffective to the extent of such invalidity, voidness, or unenforceability, but neither the remaining terms, provisions, covenants, or restrictions contained in this Agreement nor the validity or enforceability thereof in any other jurisdiction shall be affected or impaired thereby. Any term, provision, covenant, or restriction contained in this Agreement that is found to be so broad as to be unenforceable shall be interpreted to be as broad as is enforceable.

Appendix A - 33

        IN WITNESS WHEREOF, the Parties have caused this Agreement and Plan of Merger to be executed in counterparts by their duly authorized officers as of February 4, 2004.

Midwest Guaranty Bancorp, Inc. /s/ Clarke B. Maxson —————————————— By: Clarke B. Maxson Its: President & CEO

Midwest Guaranty Bank /s/ Clarke B. Maxson —————————————— By: Clarke B. Maxson Its: President & CEO

Independent Bank Corporation /s/ Charles C. Van Loan —————————————— By: Charles C. Van Loan Its: President & CEO

Appendix A - 34

Exhibit A

PLAN OF MERGER

        This PLAN OF MERGER (the “Plan”), dated February 4, 2004, has been adopted by Independent Bank Corporation, a Michigan corporation (“Buyer”), and Midwest Guaranty Bancorp, Inc., a Michigan corporation (“Seller”). When used in this Plan, “Constituent” refers to each of Buyer and Seller, and “Constituents” refers to both Buyer and Seller.

        WHEREAS, the Board of Directors of Buyer has determined that it is in the best interests of Buyer and its shareholders that Seller be merged with and into Buyer (the “Merger”), and has adopted this Plan; and

        WHEREAS, the Board of Directors of Seller has determined that it is in the best interests of Seller and its shareholders that the Merger occur, and therefore has adopted this Plan and recommends to the shareholders of Seller that they approve of this Plan; and

        WHEREAS, Buyer, Seller, and Midwest Guaranty Bank, a Michigan banking corporation and a wholly-owned subsidiary of Seller (“Seller Bank”), have entered into an Agreement and Plan of Merger, dated February 4, 2004 (the “Merger Agreement”), pursuant to which Seller shall be merged with and into Buyer, subject to the approval of the Seller’s shareholders and the other terms and conditions set forth the Merger Agreement, in accordance with the Michigan Business Corporation Act (the “Act”), Seller’s Articles of Incorporation, Seller’s Bylaws, the Merger Agreement, and this Plan;

        NOW, THEREFORE, in consideration of the foregoing and the mutual agreements set forth below, the parties agree as follows:

          1.         Definitions. When used in this Plan, the following terms shall have the following meanings:

“Buyer Ratio” shall mean the quotient obtained by dividing the Closing Price of Buyer Stock by $27.60.

“Closing Index Price” means the average of the Index Prices for the twenty (20) consecutive full trading days ending at the close of trading on the first day of the Determination Period.

“Closing Price of Buyer Stock” shall mean the per share average of the last reported sale price of a share of Buyer Stock, as quoted on the NASDAQ National Market System, for the twenty (20) consecutive full trading days ending at the close of trading on the first day of the Determination Period; provided, however, that if Buyer exercises its option pursuant to Section 10(e) below, then the Closing Price of Buyer Stock shall equal $23.392.

“Determination Period” means the ten (10) consecutive business days commencing two (2) business days after the later of (1) the date on which the last of the Requisite Regulatory Approvals has been received, and (2) the date of the meeting of the shareholders of Seller at which a vote is taken to approve this Plan.

“Index Group” shall mean the Nasdaq Bank Stock Index.

“Index Price” shall mean, for any given date, the average of the closing prices on such date of the companies comprising the Index Group.

“Index Ratio” shall mean (i) the quotient obtained by dividing the Closing Index Price by the Starting Index Price, minus (ii) 0.15.

“Per Share Cash Consideration” shall mean the cash amount of $17.3824, subject to the adjustments set forth in Sections 10 and 11 below, paid in the form of a certified check.

Appendix A — A-1

“Per Share Merger Consideration” shall mean the Per Share Cash Consideration and the Per Share Stock Consideration.

“Per Share Stock Consideration” shall mean the quotient of $26.0736 divided by the Closing Price of Buyer Stock, subject to the adjustments set forth in Section 10 below.

“Requisite Regulatory Approvals” shall mean all consents and approvals required from all regulatory authorities or other governmental entities having jurisdiction over the parties (and/or their respective subsidiaries) as shall be necessary for the completion of the Merger and the continuation by Buyer after the Effective Time of the business of each of Seller and Seller Bank, respectively, as such business is carried on immediately prior to the Effective Time.

“Seller Option” shall mean an option to purchase shares of Seller Stock granted pursuant to the Seller’s 1996 Stock Option Plan.

“Starting Index Price” means the Index Price on February 3, 2004.

           2.         Merger. The Constituents agree that Seller shall be merged with and into Buyer in accordance with the provisions of the Act and pursuant to the terms and conditions of the Merger Agreement and this Plan.

           3.         Effective Date. The merger shall be effective (the “Effective Time”) on the close of business of the last day of the month in which the Closing Date (as defined below) falls. The “Closing Date” shall be the date specified by Buyer, but shall be no later than the expiration of the Determination Period.

           4.         Surviving Entity. On the Effective Date, the separate existence of Seller shall cease, and Seller shall be merged with and into Buyer (sometimes referred to hereinafter as the “Surviving Corporation”).

           5.         Principal Place of Business of the Surviving Corporation The principal place of business of the Surviving Corporation shall be 230 W. Main St., Ionia, Michigan 48846.

           6.         Articles of Incorporation of the Surviving Corporation. The Articles of Incorporation of Buyer shall be the Articles of Incorporation of the Surviving Corporation, without amendment.

           7.         Bylaws of the Surviving Corporation. The Bylaws of Buyer shall be the Bylaws of the Surviving Corporation, without amendment.

           8.         Directors and Officers of the Surviving Corporation. The directors and officers of Buyer immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation.

           9.         Designation and Number of Shares. The issued and outstanding capital stock of Buyer consists of 19,568,867 shares of a single class of voting common stock, par value $1.00 per share (each, a share of “Buyer Stock”). The issued and outstanding capital stock of Seller consists of 947,754 shares of a single class of voting common stock, par value $1.00 per share (each, a share of “Seller Stock”).

           10.         Conversion of Shares.

(a) Subject to the provisions of this Plan and the Merger Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of either Buyer, Seller, any shareholder of either Buyer or Seller, or any other party:

(i) Each share of Buyer Stock issued and outstanding immediately prior to the Effective Time shall continue unchanged as the same share of Buyer Stock.

Appendix A — A-2

(ii) Each share of Seller Stock issued and outstanding immediately prior to the Effective Time, other than shares canceled pursuant to subsection (d) below, shall be converted into the right to receive the Per Share Merger Consideration.

(b) If either Buyer or Seller changes (or establishes a record date for changing) the number of shares of Buyer Stock or the number of shares of Seller Stock issued and outstanding as of the date of this Agreement as a result of a stock dividend, stock split, recapitalization, reclassification, combination, or similar transaction with respect to such issued and outstanding shares, and the record date for such transaction is after the date of this Agreement and prior to the Effective Time, then the Per Share Cash Consideration and/or the Per Share Stock Consideration shall be appropriately and proportionately adjusted such that the aggregate consideration to be paid by Buyer to holders of shares of Seller Stock pursuant to subsection (a) above would be the same as would have been paid if the Effective Time had been the close of business on the date of this Plan.

(c) No fractional shares of Buyer Stock shall be issued. Each holder of Seller Stock who would otherwise be entitled to receive a fractional share of Buyer Stock pursuant to subsection (a) above shall instead be entitled to receive cash in an amount equal to the product resulting from multiplying such fraction (rounded to the nearest tenth of a share) by the Closing Price of Buyer Stock.

(d) Any and all shares of Seller Stock owned by any of the parties or any of their respective subsidiaries, other than shares held in a fiduciary capacity that are beneficially owned by third parties and other than shares owned as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange for such shares.

(e) If both (i) the Closing Price of Buyer Stock is less than $23.392, and (ii) the Buyer Ratio is less than the Index Ratio, then Buyer shall have the option to elect to increase the Closing Price of Buyer Stock to equal $23.392. By the close of business on the fifth (5th) business day of the Determination Period, Buyer shall notify Seller whether Buyer has exercised its option to increase the Closing Price of Buyer Stock pursuant to this subsection (e). If such notice states that Buyer is exercising such option, then Seller shall have the right to terminate this Agreement upon written notice to Buyer at any time within the four (4) business days following Seller’s receipt of such notice from Buyer.

(f) Subject to the provisions of this Plan and the Merger Agreement, each Seller Option that is issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, automatically be converted into an option under the IBC Long Term Incentive Plan (a “Converted Buyer Option”) to purchase a number of shares of Buyer Stock equal to the product (rounded to the nearest whole share) of (i) the total number of shares of Seller Stock that could have been acquired upon exercise of the Seller Option being converted and (ii) the quotient of $43.456 divided by the Closing Price of Buyer Stock; provided that such number of shares shall be appropriately adjusted to reflect any adjustments in either the Per Share Cash Consideration or the Per Share Stock Consideration made pursuant to this Section 10 or Section 11 below. The exercise price for a Converted Buyer Option shall be equal to (x) the then-existing exercise price of the Seller Option being converted, divided by (y) the quotient of $43.456 divided by the Closing Price of Buyer Stock; provided that such exercise price shall be appropriately adjusted to reflect any adjustments in either the Per Share Cash Consideration or the Per Share Stock Consideration made pursuant to this Section 10 or Section 11 below. Upon the conversion of a Seller Option into a Converted Buyer Option, all rights under such Seller Option and the related stock option plan of Seller pursuant to which such Seller Option was issued shall terminate. Notwithstanding anything to the contrary in this subsection (f), in the case of any Seller Option to which Section 421 of the Internal Revenue Code applies by reason of the qualification of such Seller Option under Section 422 of the Internal Revenue Code, the terms of the Converted Buyer Option, including the exercise price, the number of shares of Buyer Stock to be received upon exercise, and the terms and conditions of exercise, shall be determined so as to comply with Sections 422 and 424(a) of the Internal Revenue Code. As soon as practicable after the Effective Time, Buyer shall deliver to the holder of each Converted Buyer Option an appropriate notice setting forth the number of shares of Buyer Stock subject to such Converted Buyer Option, the exercise price, and all other material terms of such Converted Buyer Option, including such holder’s rights pursuant to the IBC Long Term Incentive Plan. Such notice shall direct the holder of each Converted Buyer Option to surrender

Appendix A — A-3

to Buyer the agreement and any related documentation evidencing the Seller Option that was converted into such Converted Buyer Option. Upon such holder’s surrender of such documentation, Buyer shall deliver to such holder a new option agreement setting forth the terms of the Converted Buyer Option, as determined in accordance with this Agreement and the IBC Long Term Incentive Plan.

           11.     The Per Share Cash Consideration is subject to adjustment prior to the Effective Time as follows: Buyer, in its sole discretion, may obtain a report of a phase one environmental investigation on real property owned or leased by Seller or any of its subsidiaries (but excluding space in office or retail and similar establishments leased by Seller or any of its subsidiaries for automatic teller machines or bank branch facilities or other office uses where the space leased comprises less than 20% of the total space leased to all tenants of such property). If required by the phase one investigation, in Buyer’s reasonable opinion, Buyer may require a report of a phase two investigation on properties requiring such additional study. Buyer shall have five (5) business days from the receipt of any such phase two investigation report to notify Seller of any dissatisfaction with the contents of such report. Should the cost of taking all remedial or other corrective actions and measures (i) required by applicable law or reasonably likely to be required by applicable law, or (ii) recommended or suggested by such report or reports or prudent in light of serious life, health, or safety concerns, in the aggregate, exceed the sum of $100,000 but be less than $500,000, as reasonably estimated by an environmental expert retained for such purpose by Buyer, or if the cost of such actions and measures cannot be so reasonably estimated by such expert to be $50,000 or less with any reasonable degree of certainty, then the Per Share Cash Consideration shall be reduced by an amount equal to the estimated cost of such remedial or corrective actions divided by the sum of the number of issued and outstanding shares of Seller Stock immediately prior to the Effective Time and the number of shares of Seller Stock that are subject to Seller Options issued and outstanding immediately prior to the Effective Time; provided that, Buyer shall notify Seller, no later than the close of business on the fifth (5th) business day of the Determination Period, of Buyer’s intent to exercise such right to reduce the Per Share Cash Consideration and Seller shall then have the right to terminate the Merger Agreement (and this Plan) upon written notice to Buyer at any time within four (4) business days following Seller’s receipt of such notice from Buyer. If such remedial or other corrective actions and measures are or can reasonably be estimated by such environmental expert to be less than $100,000, then Buyer shall be obligated to consummate the Merger, subject to the satisfaction of all other conditions set forth in the Merger Agreement, without a reduction in the Per Share Cash Consideration. If such remedial or other corrective actions and measures are or can reasonably be estimated by such environmental expert to be in excess of $500,000, then Buyer or Seller, upon providing not less than ten (10) business days’ notice to the other parties, shall have the right to terminate the Merger Agreement (and this Plan).

           12.     Effect of the Merger. At the Effective Time, Seller shall cease to exist and shall be merged with and into Buyer, in accordance with the terms of this Plan and the Merger Agreement. The Surviving Corporation shall possess all of the rights, privileges, immunities, powers, and franchises, both public and private, and shall be subject to all restrictions, disabilities, and duties, of each of the Constituents. The rights, privileges, powers, and franchises of each Constituent and all property, real, personal, and mixed, and all debts due to each Constituent of whatever account, shall be vested in the Surviving Corporation. All property, rights, privileges, powers, and franchises, and all and every other interest belonging to or due to each of the Constituents shall thereafter be considered to be transferred to and shall be the property of the Surviving Corporation, without further act or deed and the title to any real estate, whether by deed or otherwise, vested in each of such Constituents shall be vested in the Surviving Corporation and shall not revert or be in any way impaired because of the Merger. All of the rights of creditors and all liens upon any property of either of the Constituents shall be preserved unimpaired, and all debts, liabilities, and duties of the respective Constituents shall attach to the Surviving Corporation and may be enforced against it to the same extent as if the debts, liabilities, or duties have been incurred or contracted by it. The Merger shall otherwise have the effects set forth in Section 736(9) of the Act.

           13.     Assets and Liabilities. The assets and liabilities of the Constituents at the Effective Time shall be carried on the books of the Surviving Corporation in the amounts at which they are carried at that time on the books of the respective Constituents.

           14.     Supplementary Actions. If at any time after the Effective Time any further assignments or assurances in law or any other things are necessary or desirable to vest or to protect or confirm of record in the Surviving Corporation the title to any property or rights of Seller, or otherwise carry out the provisions of this Plan

Appendix A — A-4

or the Merger Agreement, the officers of the Surviving Corporation are each hereby authorized and empowered on behalf of and in the name of Seller, to execute and deliver any and all documents or other things necessary or advisable to vest, perfect, or confirm title to such property or rights in the Surviving Corporation, and to otherwise to carry out the purpose and provisions of this Plan and the Merger Agreement.

           15.     Applicable Law. The terms and conditions of this Plan shall be governed, construed, interpreted, and enforced in accordance with the domestic laws of the State of Michigan.

           16.     Severability. The parties believe that every provision of this Plan is effective and valid under applicable law, and whenever possible, each provision of this Plan shall be interpreted in such a manner as to be effective and valid. If any provision of this Plan is held, in whole or in part, to be invalid, the remainder of such provision and this Plan shall remain in full force and effect, with the offensive term or condition being stricken to the extent necessary to comply with any conflicting law. To the extent any provisions of this Plan are inconsistent with the provisions of the Merger Agreement, the provisions of the Merger Agreement shall control.

           17.     Termination. At any time prior to the Effective Time, this Plan may be terminated by either party pursuant to the termination rights granted to such party (if any) in the Merger Agreement, notwithstanding approval of the Merger and this Plan by the shareholders of Seller.

Appendix A — A-5

        IN WITNESS WHEREOF, this Plan of Merger has been adopted by the respective Boards of Directors of Buyer and Seller.

BUYER: Independent Bank Corporation —————————————— By: Charles C. Van Loan Its: President & CEO	SELLER: Midwest Guaranty Bancorp, Inc. —————————————— By: Clarke B. Maxson Its: President & CEO

Appendix A — A-6

Exhibit B

CONSOLIDATION AGREEMENT

        This CONSOLIDATION AGREEMENT, dated as of the _____ day of ______________, 2004, is entered into by and between Independent Bank East Michigan, a Michigan banking corporation (“Buyer Bank”), and Midwest Guaranty Bank, a Michigan banking corporation (“Seller Bank”), and joined in by Independent Bank Corporation, a Michigan corporation (“Buyer”)

RECITALS

        Buyer Bank is a Michigan banking corporation with its principal office in Caro, Michigan, with an authorized capital of $___________, consisting of __________ shares of common stock, par value $________ per share, of which __________ shares are issued and outstanding. Seller Bank is a Michigan banking corporation with its principal office in Troy, Michigan, with an authorized capital of $___________, consisting of __________ shares of common stock, par value $________ per share, of which ___________ shares are issued and outstanding. All of the outstanding stock of Buyer Bank and Seller Bank is owned by Buyer.

        A majority of the entire Board of Directors of Buyer Bank and Seller Bank have, respectively, approved this Consolidation Agreement and authorized its execution by authorized officers of Buyer Bank and Seller Bank, and Buyer, the sole shareholder of Seller Bank and Buyer Bank, has approved this Consolidation Agreement.

        Accordingly, the parties agree as follow:

        1.        Consolidation. Buyer Bank and Seller Bank shall be consolidated into a single bank under the charter of Buyer Bank (the “Consolidation”) in accordance with the provisions of the Michigan Banking Code of 1999, as amended (the “Banking Code”). The consolidated organization is sometimes hereinafter referred to as the “Consolidated Bank.”

        2.        Charter. The charter of the Consolidated Bank shall be the charter of Buyer Bank with changes and amendments as may be made by this Consolidation Agreement or as may be required in order to conform such charter with the provisions of this Consolidation Agreement.

        3.        Name. The name of the Consolidated Bank shall be “Independent Bank East Michigan.”

        4.        Effect of Consolidation. At the effective date of the Consolidation (“Consolidation Date”), the corporate existence of Buyer Bank and Seller Bank shall be merged into and continue in the Consolidated Bank which shall be deemed to be the same corporation as each of the consolidating banks, possessing all the rights, interests, privileges, power and franchises and being subject to all the restrictions, disabilities and duties of each of the consolidating banks; and all and singular the rights, interests, privileges and franchises of each of the consolidating banks and all property, real, personal and mixed, and all debts due to either of the consolidating banks on whatever account, shall be transferred to and vested in the Consolidated Bank without any deed or other transfer and without any order or other action on the part of any court or otherwise; and all property, rights, privileges, powers, franchises and interests and each and every other interest shall be thereafter as effectually the property of the Consolidated Bank as they were of each of the consolidating banks. The title to any real estate, whether by deed or otherwise, vested in either Buyer Bank or Seller Bank, shall not revert or be in any way impaired by reason of the Consolidation. The Consolidated Bank, by virtue of the Consolidation, and without any order or other action on the part of any court or otherwise, shall hold and enjoy the same and all rights of property, franchises and interests, including appointments, designations and nominations and all other rights and interests as trustee, executor, administrator, registrar of stocks and bonds, guardian of estates, assignee, receiver, guardian of mentally incompetent persons and in every other fiduciary capacity, in the same manner and to the same extent as such rights, franchises and interests were held or enjoyed by each consolidating bank at the Consolidation Date.

        5.        Principal Office and Branches. The principal office of the Consolidated Bank shall be the principal banking office of Seller Bank, which shall be located at 201 W. Big Beaver Rd., Troy Michigan. The

Appendix A — B-1

branches of the Consolidated Bank shall be all of the branches of Buyer Bank and Seller Bank in operation at the Consolidation Date, and such other branches as may be duly authorized and established from time to time.

        6.        Capital. The authorized capital of the Consolidated Bank shall be $__________, consisting of __________ shares of common stock, par value $_____ per share.

        7.        Directors and Officers. The Board of Directors and the officers of the Consolidated Bank shall initially consist of the Board of Directors and the officers of Buyer Bank who are serving in these capacities immediately prior to the Consolidation Date.

        8.        Bylaws. The Bylaws of the Consolidated Bank shall be the Bylaws of Buyer Bank in effect immediately prior to the Consolidation Date.

        9.        Conversion of Shares of Stock. The manner of converting the shares of Buyer Bank and Seller Bank shall be as follows:

(a) Seller Bank Shares. As of the Consolidation Date, the ________ shares of $_______ par value common stock of Seller Bank issued and outstanding shall be cancelled and the capital and surplus of Seller Bank shall become surplus of the Consolidated Bank and the undivided profits of Seller Bank shall become undivided profits of the Consolidated Bank.

(b) Buyer Bank Shares. As of the Consolidation Date, the ________ shares of $_______ par value common stock of Buyer Bank issued and outstanding shall remain outstanding as ________ shares of $_______ par value common stock of the Consolidated Bank and the capital, surplus and undivided profits of Buyer Bank shall be capital, surplus and undivided profits of the Consolidated Bank.

        10.        Further Documentation. The directors of Seller Bank and Buyer Bank shall, from time to time, as and when requested by the Consolidated Bank or its successors or assigns, execute and deliver or cause to be executed and delivered such deeds, instruments, assignments or assurances as the Consolidated Bank may deem necessary, desirable or convenient in order to vest in and confirm to the Consolidated Bank title to or possession of any property or rights of Seller Bank or Buyer Bank acquired or to be acquired by reason of or as a result of the Consolidation, or otherwise to carry out the purposes of this Agreement. Any person who, immediately before the Consolidation Date, was an officer or director of Seller Bank or Buyer Bank is hereby fully authorized, in the name of such institution, to execute any and all such deeds, instruments, assignments or assurances, or to take any and all such action as may be requested by the Consolidated Bank.

        11.        Shareholder Approval. This Consolidation Agreement has been approved by Buyer, which owns all of the issued and outstanding capital stock of Buyer Bank and Seller Bank.

        12.        Conditions Precedent to Consolidation. The consummation of the Consolidation herein contemplated is conditioned upon each of the following events:

(a) The approval of the Commissioner of the Michigan Office of Financial and Insurance Services; and

(b) The approval of the Federal Deposit Insurance Corporation pursuant to the Federal Deposit Insurance Act, as amended.

        13.        Termination of Agreement. This Consolidation Agreement may be terminated at any time before the Consolidation Date by written notice of either Seller Bank or Buyer Bank; provided that such notice has been authorized and approved by the Board of Directors of the party giving such notice. Upon such termination, neither Seller Bank, Buyer Bank nor Buyer, nor any of their respective directors or officers, shall have any liability by reason of this Consolidation Agreement or the termination thereof.

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        14.        Expenses. Upon consummation of the Consolidation, the Consolidated Bank will pay the expenses of Seller Bank and Buyer Bank incident hereto. If the Consolidation is not consummated, Seller Bank and Buyer Bank will each pay its own expenses.

        15.        Effective Date of Consolidation. The Consolidation shall be effective on such date as may be designated by the Michigan Office of Financial and Insurance Services.

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        IN WITNESS WHEREOF, Seller Bank and Buyer Bank have caused this Consolidation Agreement to be executed in counterparts by their duly authorized officers and their corporate seals to be hereunto affixed as of the date first above written.

BUYER BANK: Independent Bank East Michigan —————————————— By: Its

SELLER BANK: Midwest Guaranty Bank —————————————— By: Its

        INDEPENDENT BANK CORPORATION hereby joins in the foregoing Consolidation Agreement and undertakes that it has approved the Consolidation as the sole Shareholder of Seller Bank and Buyer Bank.

        IN WITNESS WHEREOF, Independent Bank Corporation has caused this undertaking to be executed in counterparts by its duly authorized officers and its corporate seal to be hereto affixed as of the date first above written.

Attest: ___________________________________	BUYER: Independent Bank Corporation _______________________________________ By: Its

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Exhibit C

AGREEMENT TO VOTE SHARES

        The undersigned directors of Seller hereby covenant and agree to vote the shares of Seller Stock owned by them, (including all shares of Seller Stock over which such directors exercises direct or indirect voting control), in favor of this Agreement at the shareholder meeting called to approve the Agreement.

Director Name and Address

_________________________________
_________________________________
_________________________________

_________________________________
_________________________________
_________________________________

_________________________________
_________________________________
_________________________________

_________________________________
_________________________________
_________________________________

_________________________________
_________________________________
_________________________________

_________________________________
_________________________________
_________________________________
# Shares of Seller Owned

_____________________________

_____________________________
Signature

_____________________________

_____________________________
Signature

_____________________________

_____________________________
Signature

_____________________________

_____________________________
Signature

_____________________________

_____________________________
Signature

_____________________________

_____________________________
Signature

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Exhibit D

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

        This AMENDED AND RESTATED EMPLOYMENT AGREEMENT (the “Agreement”), dated as of _______________, 2004, is entered into by and between Independent Bank East Michigan, a Michigan banking corporation (the “Bank”), and Clarke B. Maxson (the “Employee”).

RECITALS:

        WHEREAS, Independent Bank Corporation (“Buyer”), a Michigan corporation and the sole shareholder of the Bank; Midwest Guaranty Bancorp, Inc. (“Seller”), a Michigan corporation and the sole shareholder of Midwest Guaranty Bank, a Michigan banking corporation (“Seller Bank”); and Seller Bank, are parties to an Agreement and Plan of Merger, dated as of February 4, 2004 (the “Merger Agreement”), pursuant to which Seller will be merged with and into Buyer and, thereafter, the Seller Bank will be consolidated with the Bank under the charter of the Bank; and

        WHEREAS, in connection with the transactions described in the Merger Agreement, the Bank desires to employ the Employee for a period ending December 31, 2004, and desires to obtain a covenant from the Employee not to compete with the Bank for a period of five years after the effective date of the merger of Seller into Buyer pursuant to the Merger Agreement; and

        WHEREAS, Seller Bank and the Employee are parties to an Employment Agreement, dated October 21, 1988 (the “1988 Employment Agreement”), pursuant to which the Employee has been serving as the President and CEO of Seller Bank; and

        WHEREAS, pursuant to the 1988 Employment Agreement, Seller Bank has agreed to pay the Employee an annual salary and certain other benefits through the expiration of the employment term, which, if the 1988 Employment Agreement were terminated as of the date of this Agreement, would continue for an additional five-year period; and

        WHEREAS, the 1988 Employment Agreement will be binding on the Bank after the consolidation of Seller Bank with the Bank; and

        WHEREAS, a condition precedent to the respective obligations of the parties under the Merger Agreement is that the Bank, as successor to Seller Bank, and the Employee amend and restate the 1988 Employment Agreement, as set forth below;

        NOW, THEREFORE, the parties agree as follows:

        1.        Employment. The Bank shall employ the Employee, and the Employee shall work for the Bank, upon the terms and conditions set forth in this Agreement.

        2.        Employment Term. The Employee’s term of employment by the Bank (the “Employment Term”) shall commence at the effective time of the consolidation of Seller Bank into the Bank, and shall terminate December 31, 2004, subject to earlier termination pursuant to Section 11 below. If such consolidation never occurs, this Agreement shall be null and void and of no effect.

        3.        General Duties. The Employee shall be subject to the supervision and direction of the Bank’s Board of Directors and its President. The Employee shall perform such duties and exercise such powers as may from time to time be reasonably vested in or conferred on him by the Bank’s Board of Directors or its President and shall observe all such reasonable directions, policies, restrictions, rules, and regulations as may from time to time, consistent with his position, be imposed upon him in such capacity by the Board of Directors or President.

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        4.        Exclusive Agreement. For the first six weeks of the Employment Term, the Employee shall devote his full time and best efforts to the business of the Bank. During the balance of the Employment Term, the Employee shall work for the Bank on a half-time basis, during such hours as are mutually agreeable to the Employee and the Bank. The Employee represents and warrants that he is not bound by any restrictive covenant or agreement that prevents or restricts him from performing his duties under this Agreement and agrees to indemnify and hold the Bank harmless from any liability arising out of his failure to disclose the existence of any such covenant or agreement to the Bank or from his breach of any such covenant or agreement. All business the Employee develops and secures during the Employment Term shall be the exclusive property of the Bank.

        5.        Lump Sum Payment. In consideration for the Employee entering into this Agreement and foregoing his right to receive the benefits provided under the 1988 Employment Agreement through the expiration of the term thereof, the Bank agrees to pay the Employee a lump sum payment of Eight Hundred Thousand Dollars ($800,000), in cash or other immediately available funds, on the first day of the Employment Term.

        6.        Compensation and Benefits. For the first six weeks of the Employment Term, the Bank shall pay the Employee a bi-weekly salary of ___________________________________ Dollars ($__________) [current rate], payable in accordance with the customary payroll practices of the Bank. For the balance of the Employment Term, the Bank shall pay the Employee a bi-weekly salary of ___________________________________ Dollars ($__________), payable in accordance with the customary payroll practices of the Bank. The Bank shall reimburse the Employee for all reasonable, legitimate, and documented business expenses incurred by him upon submission of accounts in satisfactory form, subject to such limitations as the Board of Directors may impose in its discretion from time to time and in accordance with the Bank’s employee expense reimbursement policy.

        7.        Covenant Not to Compete. The Employee hereby agrees that, for a consecutive five-year period beginning at the Effective Time, the Employee shall not, directly or indirectly, either individually or as a director, officer, principal, partner, agent, employer, consultant, stockholder, joint venturer, or investor, or in any other manner or capacity whatsoever, (i) engage in, assist, or have any active interest in the banking industry or the business of commercial or residential lending anywhere within the State of Michigan, (ii) divert or attempt to divert from the Bank or any of its affiliates any business with any customer or account of the Bank, Seller Bank, or any of their respective affiliates, or (iii) induce or attempt to induce any employee, officer, director, or consultant of the Bank, Seller Bank, or any of their respective affiliates to terminate its relationship with the Bank, Seller Bank, or such affiliate; provided, however, that this paragraph shall not be construed to prohibit the Employee from owning less than three percent (3%) of the securities of any corporation that is publicly traded on a securities exchange or over-the-counter.

        8.        Confidential Information. The Employee acknowledges that the Confidential Information (as defined below) was designed and developed by the Bank, or acquired pursuant to the Merger Agreement, at great expense and/or over a lengthy period of time, are secret, confidential, and unique, and constitute the exclusive property and trade secrets of the Bank. The Employee acknowledges further that any use of such Confidential Information by the Employee other than for the sole benefit of the Bank will be wrongful and cause irreparable harm to the Bank. Accordingly, the Employee shall not, at any time during or subsequent to the Employment Term, without the express written consent of the Bank, publish, disclose, or divulge to any person, firm, or corporation, or use, directly or indirectly, for his own benefit or for the benefit of any person, firm, or corporation (other than the Bank), any Confidential Information learned or obtained by him from the Bank or from Seller Bank or its affiliates. “Confidential Information” includes, but it not limited to, information that is not generally known and is proprietary to the Bank and/or its affiliates, including (but not limited to) information about the Bank’s processes, products, services, customer lists, business plans, strategies, methods, and other data. All information disclosed to the Employee or which the Employee obtains, either during the Employment Term or prior to the Employment Term in connection with his affiliation with Seller Bank, which the Employee has a reasonable basis to believe is Confidential Information, or which the Employee has a reasonable basis to believe the Bank treats as Confidential Information, shall be presumed to be Confidential Information.

        9.        Restrictions Reasonable. The Employee acknowledges that the restrictions contained in this Agreement are reasonable and necessary to protect the business and interest of the Bank and that any violation of these restrictions will cause substantial and irreparable injury to the Bank. Therefore, the Employee agrees that the Bank is entitled, in addition to any other remedies, to preliminary and permanent injunctive relief to secure specific

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performance and to prevent a breach or contemplated breach of this Agreement. The restrictions set forth in this Agreement shall be construed as independent covenants, and the existence of any claim or cause of action against the Bank, whether predicated upon this Agreement or otherwise, shall not constitute a defense to the enforcement by the Bank of restrictions contained in this Agreement.

        10.        Consideration for Covenants. In consideration for the Employee’s covenants set forth in Sections 7 and 8 above, the Bank agrees to pay the Employee a lump sum payment of Seven Hundred Thousand Dollars ($700,000), in cash or other immediately available funds, on the one year anniversary of the first day of the Employment Term.

        11.        Termination of Employment. The Employment Term shall terminate immediately upon the death of the Employee or upon his inability, by reason of a mental or physical condition, to perform his duties under this Agreement for a period of more than 90 days (a “Disability”), or for Cause, as defined below. For purposes of this Agreement, “Cause” for termination shall be deemed to exist if:

(a) the Employee is convicted of a felony involving an intentional act of the Employee;

(b) other than due to Disability, the Employee materially breaches his obligations under this Agreement;

(c) other than due to Disability, the Employee has been grossly negligent or willfully inefficient in the performance of his duties under this Agreement; or

(d) other than due to Disability, the Employee has demonstrated willful disobedience of reasonable directives from the Bank’s Board of Directors or President regarding the Employee’s employment.

        Whether there exists Cause for termination of employment shall be made in the sole discretion of the Bank’s Board of Directors and, if the Board determines that Cause exists, it shall provide written notice of such Cause to the Employee and the Employment Term shall terminate effective as of such notice.

        12.        Duty of the Employee Upon Termination. The Employee shall, upon termination of the Employment Term, return to the Bank all Confidential Information, including the Bank’s records of any sort and all literature, supplies, letters, written or printed forms, and/or memoranda pertaining to the Bank’s business. Such property shall be considered property of the Bank at all times. Upon the termination of the Employment Term by the Bank, the Bank shall promptly pay the Employee (or his legal representative) the compensation owing to the Employee for the period prior to the termination of the Employment Term.

        13.        Entire Agreement; Amendment. The parties understand and agree that this Employment Agreement is the entire Agreement between the parties regarding the terms and conditions of the Employee’s employment and supersedes any and all prior agreements regarding the Employee’s employment by or services provided to either the Bank, Seller, or any of their respective affiliates, including (without limitation) the 1988 Employment Agreement. The Employee shall have no further rights, claims, or benefits under the 1988 Employment Agreement, except as set forth in this Agreement. The terms of this Agreement may not be varied, modified, supplemented, or in any other way changed by extraneous verbal or written representations by the Bank or its agents to the Employee.

        14.        Governing Law. This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of Michigan, excluding its choice of law principles.

        15.        Survival. The covenants of Sections 7, 8, and 12 shall survive indefinitely.

        16.        Notice. All notices or other communications which may be or are required to be given pursuant to this Agreement shall be in writing and shall be mailed by first-class, registered or certified mail, return receipt requested, postage prepaid, or by hand delivery. Each notice or communication that is mailed or delivered in such manner shall be deemed sufficiently given, for all purposes, at such time as it is delivered to the addressee (with the

Appendix A — D-3

return receipt, the delivery receipt, or the affidavit of messenger being deemed conclusive evidence of such delivery) or at such time as delivery is refused by the addressee upon presentation.

        INTENDING TO BE LEGALLY BOUND, the parties have executed this Employment Agreement as of the Effective Date.

EMPLOYEE: —————————————— Clarke B. Maxson

BANK: Independent Bank East Michigan —————————————— By: Its:

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Appendix B

Opinion of Midwest’s Financial Advisor

ALEX SHESHUNOFF &CO.
INVESTMENT BANKING

March 12, 2004

Board of Directors
Midwest Guaranty Bancorp, Inc.
201 West Big Beaver Road
Troy, Michigan 48098

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock of Midwest Guaranty Bancorp, Inc. (“Midwest”) of the Merger Consideration, as defined below, in the proposed merger between Midwest and Independent Bank Corporation, Ionia, Michigan (the “Company”).

Pursuant to an Agreement and Plan of Merger dated February 4, 2004 (the “Merger Agreement”), the Company has agreed to exchange cash and shares of its common stock equal to $43.456 per share for each of Midwest’s outstanding shares of common stock. The options of Midwest outstanding as of the Effective Date shall be converted into Company options based upon the exchange ratio applicable to shares of Midwest common stock. The value to be received by holders of each of the several equity interests may be adjusted pursuant to the terms of the Merger Agreement and the value received by the interests together is referred to herein as the Merger Consideration. The price of the Company’s common stock is subject to market variations.

Pursuant to the Merger Agreement, Midwest will be merged with and into Independent Bank East Michigan, a wholly-owned subsidiary of the Company (the “Merger”).

Alex Sheshunoff & Co. Investment Banking, LP (“Sheshunoff”) is regularly engaged in the valuation of securities in connection with mergers and acquisitions, private placements, and valuations for estate, corporate and other purposes.

In connection with our opinion, we, among other things:

1.	Reviewed a draft of the Merger Agreement;

2.	Evaluated Midwest’s consolidated results based upon a review of its regulatory reports for the three-year period ending December 31, 2003;

3.	Conducted conversations with executive management regarding recent and projected financial performance of Midwest;

2801 Via Fortuna Boulevard Suite 625 Austin, Texas 78746
Phone 512-479-8200 Fax 512 472-8953

Appendix B-1

Midwest Guaranty Bancorp, Inc.
March 12, 2004

4.	Compared Midwest’s recent operating results with those of certain other banks in the United States that have recently been acquired;

5.	Compared Midwest’s recent operating results with those of certain other banks located in the Midwest Region of the United States (as defined SNL Financial) that have recently been acquired;

6.	Compared the pricing multiples for Midwest in the Merger to those of certain other banks in the United States that have recently been acquired;

7.	Compared the pricing multiples for Midwest in the Merger to those of certain other banks located the Midwest Region of the United States (as defined SNL Financial) that have recently been acquired;

8.	Analyzed the present value of the after-tax cash flows Midwest could produce through the year 2007, based on assumptions provided by management;

9.	Reviewed the historical stock price data and trading volume of the Company’s common stock and the lack of any active market for the common stock of Midwest; and

10.	Performed such other analyses as we deemed appropriate.

We assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to us by Midwest for the purposes of this opinion. In addition, where appropriate, we relied upon publicly available information that we believe to be reliable, accurate, and complete; however, we cannot guarantee the reliability, accuracy, or completeness of any such publicly available information.

We did not make an independent evaluation of the assets or liabilities of Midwest or the Company, nor were we furnished with any such appraisals. We are not experts in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for loan and lease losses and assumed that such allowances for each of the companies are, in the aggregate, adequate to cover such losses.

We assumed that all required regulatory approvals will be received in a timely fashion and without any conditions or requirements that could adversely affect the Merger or the Company’s operations following the Merger.

Our opinion is necessarily based on economic, market, and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect the assumptions used in preparing this opinion.

Appendix B-2

Midwest Guaranty Bancorp, Inc.
March 12, 2004

Our opinion is limited to the fairness of the Merger Consideration, from a financial point of view, to the holders of Midwest common stock. Moreover, this letter and the opinion expressed herein do not constitute a recommendation to any stockholder as to any approval of the Merger or the Merger Agreement. It is understood that this letter is for the information of the Board of Directors of Midwest and may not be used for any other purpose without our prior written consent.

Based on the foregoing and such other matters we have deemed relevant, it is our opinion, as of the date hereof, that the Merger Consideration to be received by the Midwest stockholders pursuant to the Merger is fair, from a financial point of view.

Very truly yours,

/s/ ALEX SHESHUNOFF & CO.
INVESTMENT BANKING, LP

ALEX SHESHUNOFF & CO.
INVESTMENT BANKING, LP

Appendix B-3